Exhibit 99.2

Management's Discussion and Analysis (“MD&A”)
Quarterly Report on the Second Quarter of 2023

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three and six month periods ended June 30, 2023, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our”, the “Company” or the “Group”), our operations, financial performance as well as our present and future business environment. This MD&A, which has been prepared as of August 7, 2023, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standard 34 Interim Financial Reporting (“IAS 34”), for the three and six month periods ended June 30, 2023 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 85 to 89. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2022, the related annual MD&A included in the 2022 Annual Report, and the most recent Form 40–F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. These documents and additional information relating to the Company are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of United States dollars (“$” or “US$”), unless otherwise specified.
For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Abbreviations

BAP	Biodiversity Action Plans
BLM	Bureau of Land Management
BMSZ	Bambadji Main Shear Zone
BNL	Barrick Niugini Limited
CDCs	Community Development Committees
CHUG	Cortez Hills Underground
CIL	Carbon-in-leach
Commencement Agreement	Detailed Porgera Project Commencement Agreement between PNG and BNL
DRC	Democratic Republic of Congo
DOI	Department of the Interior
E&S Committee	Environmental and Social Oversight Committee
ESG	Environmental, Social and Governance
ESG & Nominating Committee	Environmental, Social, Governance & Nominating Committee
ESIA	Environmental and Social Impact Assessment
FEIS	Final Environmental Impact Statement
GHG	Greenhouse Gas
GISTM	Global Industry Standard for Tailings Management
GoT	Government of Tanzania
IASB	International Accounting Standards Board
ICMM	International Council on Mining and Metals
IFRS	International Financial Reporting Standards
IRC	Internal Revenue Commission
ISSB	International Sustainability Standards Board
KCD	Karagba, Chauffeur and Durba

Kumul Minerals	Kumul Minerals Holdings Limited
LTI	Lost Time Injury
LTIFR	Lost Time Injury Frequency Rate
MRE	Mineral Resources Enga Limited
MVA	Megavolt-amperes
MW	Megawatt
NOA	Notice of Availability
NGM	Nevada Gold Mines
NSR	Net Smelter Return
OECD	Organisation for Economic Co-operation and Development
PFS	Prefeasibility Study
PNG	Papua New Guinea
Randgold	Randgold Resources Limited
RC	Reverse Circulation
RIL	Resin-in-leach
ROD	Record of Decision
Roundtable	Environmental, Social and Governance Raters Roundtable
SDG	Sustainable Development Goals
SML	Special Mining Lease
TCFD	Task Force for Climate-related Financial Disclosures
TRIFR	Total Recordable Injury Frequency Rate
TSF	Tailings Storage Facilities
TW	True Width
WGC	World Gold Council
WTI	West Texas Intermediate

BARRICK SECOND QUARTER 2023	1	MANAGEMENT'S DISCUSSION AND ANALYSIS

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “vision”, “aim”, “strategy”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “objective”, “intend”, “project”, “pursue”, “progress”, “continue”, “committed”, “budget”, “estimate”, “potential”, “prospective”, “future”, “focus”, “during”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; the share buyback program and performance dividend policy, including the criteria for dividend payments; mine life and production rates; projected capital estimates and anticipated permitting timelines related to the Goldrush Project; our plans and expected completion and benefits of our growth and capital projects, including the Goldrush Project and expected timing for commercial production, Fourmile, Pueblo Viejo plant expansion and mine life extension project, including expected timing for changes to the estimated capital costs of that facility and the completion of the feasibility study, the Reko Diq project, solar power projects at NGM and Loulo-Gounkoto, the Jabal Sayid Lode 1 project and new mobile equipment fleet at Lumwana; the planned updating of the historical Reko Diq feasibility study and targeted first production; the potential for Lumwana to extend its life of mine through the development of a Super Pit; capital expenditures related to upgrades and ongoing management initiatives; our ability to identify new Tier One assets and the potential for existing assets to attain Tier One status; Barrick’s global exploration strategy and planned exploration activities; the timeline for execution and effectiveness of definitive agreements to implement the Commencement Agreement between PNG and BNL; the duration of the temporary suspension of operations at Porgera, the conditions for the reopening of the mine and the timeline to recommence operations; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves; asset sales, joint ventures and partnerships; Barrick’s strategy, plans and targets in respect of environmental and social governance issues, including climate change, GHG emissions reduction targets (including with respect to our Scope 3 emissions), safety performance, responsible water use, TSF management, community development, biodiversity and human rights initiatives; and expectations regarding future price assumptions, financial performance and other outlook or guidance.
Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the
Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; the potential impact of proposed changes to Chilean law on the status of value added tax refunds received in Chile in connection with the development of the Pascua-Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals, including the issuance of a ROD for the Goldrush Project and/or whether the Goldrush Project will be permitted to advance as currently designed under its Feasibility Study, the environmental license for the construction and operation of the El Naranjo tailings storage facility for Pueblo Viejo, and permitting activities required to optimize Long Canyon’s life of mine; non-renewal of key licenses by governmental authorities, including the new SML for Porgera; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations relating to related to greenhouse gas emission levels, energy efficiency and reporting of risks; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of

BARRICK SECOND QUARTER 2023	2	MANAGEMENT'S DISCUSSION AND ANALYSIS

events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cyber-attacks, cybersecurity breaches, or similar network or system disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by supply chain disruptions caused by the ongoing Covid-19 pandemic, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick's targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2023 guidance may be impacted by the ongoing business and social disruption caused by the spread of Covid-19.
In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).
Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK SECOND QUARTER 2023	3	MANAGEMENT'S DISCUSSION AND ANALYSIS

Use of Non-GAAP Financial Measures

We use the following non-GAAP financial measures in our MD&A:
■"adjusted net earnings"
■"free cash flow"
■"EBITDA"
■"adjusted EBITDA"
■"minesite sustaining capital expenditures"
■"project capital expenditures"
■"total cash costs per ounce"
■"C1 cash costs per pound"
■"all-in sustaining costs per ounce/pound"
■"all-in costs per ounce" and
■"realized price"

For a detailed description of each of the non-GAAP financial measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the Non-GAAP Financial Measures section of this MD&A on pages 58 to 75. Each non-GAAP financial measure has been annotated with a reference to an endnote on page 76. The non-GAAP financial measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Index

5	Overview

	5	Financial and Operating Highlights
	9	Key Business Developments
	10	Environmental, Social and Governance
	13	Outlook
	15	Production and Cost Summary

17	Operating Performance

	18	Nevada Gold Mines
	19	Carlin
	21	Cortez
	23	Turquoise Ridge
	25	Other Mines - Nevada Gold Mines
	26	Pueblo Viejo
	28	Loulo-Gounkoto
	30	Kibali
	32	North Mara
	34	Bulyanhulu
	36	Other Mines - Gold
	37	Lumwana
	39	Other Mines - Copper

40	Growth Projects

42	Exploration and Mineral Resource Management

46	Review of Financial Results

	46	Revenue
	47	Production Costs
	49	Capital Expenditures
	49	General and Administrative Expenses
	50	Exploration, Evaluation and Project Expenses
	50	Finance Costs, Net
	51	Additional Significant Statement of Income Items
	52	Income Tax Expense

53	Financial Condition Review

	53	Balance Sheet Review
	53	Shareholders’ Equity
	53	Financial Position and Liquidity
	54	Summary of Cash Inflow (Outflow)

56	Commitments and Contingencies

57	Review of Quarterly Results

57	Internal Control over Financial Reporting and Disclosure Controls and Procedures

58	IFRS Critical Accounting Policies and Accounting Estimates

58	Non-GAAP Financial Measures

76	Technical Information

76	Endnotes

85	Financial Statements

90	Notes to Consolidated Financial Statements

BARRICK SECOND QUARTER 2023	4	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Overview

Financial and Operating Highlights

	For the three months ended					For the six months ended
	6/30/23	3/31/23	% Change	6/30/22	% Change	6/30/23	6/30/22	% Change
Financial Results ($ millions)
Revenues	2,833	2,643	7%	2,859	(1)%	5,476	5,712	(4)%
Cost of sales	1,937	1,941	0%	1,850	5%	3,878	3,589	8%
Net earnings[a]	305	120	154%	488	(38)%	425	926	(54)%
Adjusted net earnings[b]	336	247	36%	419	(20)%	583	882	(34)%
Adjusted EBITDA[b]	1,368	1,183	16%	1,527	(10)%	2,551	3,172	(20)%
Adjusted EBITDA margin[c]	48%	45%	7%	53%	(9)%	47%	56%	(16)%
Minesite sustaining capital expenditures[b,d]	524	454	15%	523	0%	978	943	4%
Project capital expenditures[b,d]	238	226	5%	226	5%	464	412	13%
Total consolidated capital expenditures[d,e]	769	688	12%	755	2%	1,457	1,366	7%
Net cash provided by operating activities	832	776	7%	924	(10)%	1,608	1,928	(17)%
Net cash provided by operating activities margin[f]	29%	29%	0%	32%	(9)%	29%	34%	(15)%
Free cash flow[b]	63	88	(28)%	169	(63)%	151	562	(73)%
Net earnings per share (basic and diluted)	0.17	0.07	143%	0.27	(37)%	0.24	0.52	(54)%
Adjusted net earnings (basic)[b] per share	0.19	0.14	36%	0.24	(21)%	0.33	0.50	(34)%
Weighted average diluted common shares (millions of shares)	1,755	1,755	0%	1,777	(1)%	1,755	1,778	(1)%
Operating Results
Gold production (thousands of ounces)[g]	1,009	952	6%	1,043	(3)%	1,961	2,033	(4)%
Gold sold (thousands of ounces)[g]	1,001	954	5%	1,040	(4)%	1,955	2,033	(4)%
Market gold price ($/oz)	1,976	1,890	5%	1,871	6%	1,932	1,874	3%
Realized gold price[b,g] ($/oz)	1,972	1,902	4%	1,861	6%	1,938	1,868	4%
Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,323	1,378	(4)%	1,216	9%	1,350	1,203	12%
Gold total cash costs[b,g] ($/oz)	963	986	(2)%	855	13%	974	844	15%
Gold all-in sustaining costs[b,g] ($/oz)	1,355	1,370	(1)%	1,212	12%	1,362	1,188	15%
Copper production (millions of pounds)[g]	107	88	22%	120	(11)%	195	221	(12)%
Copper sold (millions of pounds)[g]	101	89	13%	113	(11)%	190	226	(16)%
Market copper price ($/lb)	3.84	4.05	(5)%	4.32	(11)%	3.95	4.43	(11)%
Realized copper price[b,g] ($/lb)	3.70	4.20	(12)%	3.72	(1)%	3.93	4.20	(6)%
Copper cost of sales (Barrick’s share)[g,i] ($/lb)	2.84	3.22	(12)%	2.11	35%	3.02	2.16	40%
Copper C1 cash costs[b,g] ($/lb)	2.28	2.71	(16)%	1.70	34%	2.48	1.75	42%
Copper all-in sustaining costs[b,g] ($/lb)	3.13	3.40	(8)%	2.87	9%	3.26	2.86	14%
	As at 6/30/23	As at 3/31/23	% Change	As at 6/30/22	% Change
Financial Position ($ millions)
Debt (current and long-term)	4,774	4,777	0%	5,144	(7)%
Cash and equivalents	4,157	4,377	(5)%	5,780	(28)%
Debt, net of cash	617	400	54%	(636)	197%
a.Net earnings represents net earnings attributable to the equity holders of the Company.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 75 of this MD&A.
c.Represents adjusted EBITDA divided by revenue.
d.Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
e.Total consolidated capital expenditures also includes capitalized interest of $7 million and $15 million, respectively, for the three and six month periods ended June 30, 2023 (March 31, 2023: $8 million and June 30, 2022: $6 million and $11 million, respectively).
f.Represents net cash provided by operating activities divided by revenue.
g.On an attributable basis.
h.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share).
i.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).

BARRICK SECOND QUARTER 2023	5	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

GOLD PRODUCTION[a] (thousands of ounces)	COPPER PRODUCTION[a] (millions of pounds)

GOLD COST OF SALES[b], TOTAL CASH COSTS[c],	COPPER COST OF SALES[b], C1 CASH COSTS[c],
AND ALL-IN SUSTAINING COSTS[c] ($ per ounce)	AND ALL-IN SUSTAINING COSTS[c] ($ per pound)

NET EARNINGS, ADJUSTED EBITDA[c] AND	ATTRIBUTABLE CAPITAL EXPENDITURES[e]
ADJUSTED EBITDA MARGIN[d]	($ millions)

OPERATING CASH FLOW AND FREE CASH FLOW[c]	DIVIDENDS[f] (cents per share)
a.On an attributable basis.
b.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).
c.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 75 of this MD&A.
d.Represents adjusted EBITDA divided by revenue.
e.Total attributable capital expenditures also includes capitalized interest. Minesite sustaining and project capital expenditures are non-GAAP financial measures. Further information on non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 75 of this MD&A.
f.Dividend per share declared in respect of the stated period, inclusive of the performance dividend.

BARRICK SECOND QUARTER 2023	6	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Factors affecting net earnings and adjusted net earnings1 - three months ended June 30, 2023 versus March 31, 2023
Net earnings attributable to equity holders of Barrick ("net earnings") for the three months ended June 30, 2023 were $305 million compared to $120 million in the prior quarter. Among the drivers of the increase was a loss on currency translation of $38 million occurring in the prior quarter, primarily related to the devaluation of the Zambian kwacha resulting from high inflation levels in the country and concerns regarding ongoing negotiations related to the restructuring of the country’s debt. This devaluation reversed in the current quarter following the finalization of a debt restructuring deal which resulted in a gain on currency translation of $12 million. This was combined with the $30 million commitment made towards the expansion of education infrastructure in Tanzania per our community investment obligations under the Twiga partnership occurring in the prior quarter.
After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $336 million for the three months ended June 30, 2023 was $89 million higher than the prior quarter. The increase was primarily due to a higher realized gold price1, lower gold and copper cost of sales per ounce2, and increased gold and copper sales volumes. This was partially offset by a lower realized copper price1. The realized gold and copper prices1 were $1,972 per ounce and $3.70 per pound, respectively, in the three months ended June 30, 2023, compared to $1,902 per ounce and $4.20 per pound, respectively, in the prior quarter. Higher gold sales volume was primarily due to a stronger performance from Carlin following significant planned maintenance activity undertaken in the first four months of the year. This was combined with higher grades at Kibali in line with the mine plan. This was partially offset by lower production at Cortez due to mine sequencing; Turquoise Ridge due to planned autoclave maintenance; and Pueblo Viejo, where tie-in work and commissioning of the plant expansion project impacted production. The increase in copper sales volumes was driven by higher grades processed at Lumwana which was due to improved mining rates resulting from the new fleet.

Factors affecting net earnings and adjusted net earnings1 - three months ended June 30, 2023 versus June 30, 2022
Net earnings for the second quarter of 2023 were $305 million compared to $488 million in the same prior year period. Among the drivers of the decrease was a smaller gain of $13 million compared to a gain of $128 million in the same prior year period resulting from a smaller increase in the market real risk-free rate used to discount the closure provision.
After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $336 million in the second quarter of 2023 were $83 million lower than the same prior year period. One of the drivers of the decrease was lower gold and copper sales volumes. The decrease in gold sales volume was primarily due to lower production at Pueblo Viejo due to lower grades processed combined with tie-in work and commissioning of the plant expansion project, as well as the completion of Phase 1 mining in May 2022 at Long Canyon. This was partially offset by higher production at Cortez, driven by higher oxide mill and heap leach production from the Crossroads open pit and higher underground production. The lower copper sales volume was primarily at Lumwana due to lower grades processed and lower recoveries, partially offset by higher throughput. These impacts were combined with higher gold cost of sales per ounce2, mainly due to lower sales volumes, combined with higher contractor and maintenance costs, specifically at NGM where maintenance in the prior year was completed in a different quarter; and higher copper cost of sales per ounce2,primarily due to lower grades processed and decreased capitalized waste stripping at Lumwana. Adjusted net earnings1 were further impacted by a higher realized gold price1. The realized gold price1 was $1,972 per ounce in the three months ended June 30, 2023 compared to $1,861 per ounce in the same prior year period.
The significant adjusting items in the three months ended June 30, 2023 include:
■$33 million in significant tax adjustments, mainly related to the settlement agreement to resolve the tax dispute at Porgera, adjustments in respect of prior years and the re-measurement of deferred tax balances; and
■$15 million ($22 million before tax and non-controlling interests) in net impairment charges relating to miscellaneous assets; partially offset by
■$12 million (no tax or non-controlling interests impact) in a gain on currency translation, primarily due to the appreciation of the Zambian kwacha.
Refer to page 59 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and previous periods.

Factors affecting net earnings and adjusted net earnings1 - six months ended June 30, 2023 versus June 30, 2022
Net earnings for the six months ended June 30, 2023 were $425 million compared to $926 million in the same prior year period. Among the drivers of the decrease was an expense of $9 million in the current period compared to a gain of $125 million in the same prior year period resulting from changes in the market real risk-free rate used to discount the closure provision.
After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $583 million for the six months ended June 30, 2023 were $299 million lower than the same prior year period. The decrease in adjusted net earnings was primarily due to a higher gold and copper cost of sales per ounce2 and lower gold and copper sales volumes. The increase in gold cost of sales per ounce2 compared to the same prior year period was primarily due to the impact of lower grades processed, as well as increased contractor and maintenance costs, while the increase in copper cost of sales per ounce2 was mainly due to higher operating costs resulting from lower grades processed and lower capitalized waste stripping at Lumwana. The lower gold sales volume was primarily at Carlin resulting from the conversion of the Goldstrike autoclave to a conventional CIL process in the first quarter of 2023 and the closure of the Gold Quarry concentrator at the beginning of the second quarter; at Long Canyon as Phase 1 mining was completed in May 2022; as well as at Pueblo Viejo due to lower grades processed and lower throughput. That was partially offset by higher oxide ore tonnes mined from Crossroads and Cortez Hills underground, combined with higher heap leach production at Cortez. The decrease in copper sales volume is mainly at Lumwana due to lower grades processed and lower recoveries, partially offset by higher throughput. These impacts were combined with a decrease in the realized copper price1, partially offset by a higher realized gold
1Numerical annotations throughout the text of this document refer to the endnotes found starting on page 76.

BARRICK SECOND QUARTER 2023	7	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
price1. The realized gold and copper prices1 were $1,938 per ounce and $3.93 per pound, respectively, in the six months ended June 30, 2023, compared to $1,868 per ounce and $4.20 per pound, respectively, in the same prior year period.
The significant adjusting items in the six months ended June 30, 2023 include:
■$81 million in significant tax adjustments, mainly related to the settlement agreement to resolve the tax dispute at Porgera, adjustments in respect of prior years and the re-measurement of deferred tax balances;
■$55 million ($60 million before tax and non-controlling interests) in other expense (income) adjustments in the current year, primarily related to the $30 million commitment made towards the expansion of education infrastructure in Tanzania per our community investment obligations under the Twiga partnership, changes in our closed mine rehabilitation as a result of lower discount rate assumptions and care and maintenance expenses at Porgera; and
■$15 million ($23 million before tax and non-controlling interests) in net impairment charges, mainly relating to miscellaneous assets.
Refer to page 59 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and previous periods.

Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended June 30, 2023 versus March 31, 2023
In the three months ended June 30, 2023, we generated $832 million in operating cash flow, compared to $776 million in the prior quarter. The increase of $56 million was primarily due to an increase in realized gold prices1, lower total cash costs/C1 cash costs per ounce/pound1, as well as higher gold and copper sales volumes, partially offset by a decrease in realized copper prices1. Operating cash flow was further affected by a reduction in the unfavorable movement in working capital, mainly due to a favorable movement in accounts payable and inventory, partially offset by an unfavorable movement in other current assets and accounts receivable. These results were further impacted by an increase in cash taxes paid and higher interest paid as a result of the timing of semi-annual interest payments on our bonds.
For the three months ended June 30, 2023, we recorded free cash flow1 of $63 million, compared to $88 million in the prior quarter, mainly reflecting higher capital expenditures. In the second quarter of 2023, capital expenditures on a cash basis were $769 million compared to $688 million in the prior quarter, due to an increase in both minesite sustaining capital expenditures1 and project capital expenditures1. Minesite sustaining capital expenditures1 increased mainly at Loulo-Gounkoto due to higher capitalized underground development following the commencement of production at the Gounkoto underground mine, at Carlin due to increased capitalized waste stripping, and at Lumwana due to the replacement of mining fleet. The increase in project capital expenditures1 was primarily driven by higher expenditures at the TS Solar project at NGM, combined with the plant expansion and mine life extension project at Pueblo Viejo. This was largely offset by delayed spending on the TSF at Loulo-Gounkoto.

Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended June 30, 2023 versus June 30, 2022
In the second quarter of 2023, we generated $832 million in operating cash flow, compared to $924 million in the same prior year period. The decrease of $92 million was primarily due to lower gold and copper sales volumes, higher gold and copper total cash costs/C1 cash costs per ounce/pound1 and a lower realized copper price1, partially offset by a higher realized gold price1. Operating cash flow was also positively impacted by higher interest received as a result of an increase in market interest rates and lower cash taxes paid.
In the second quarter of 2023, we generated free cash flow1 of $63 million compared to $169 million in the same prior year period. The decrease primarily reflects lower operating cash flows as explained above and slightly higher capital expenditures. In the second quarter of 2023, capital expenditures on a cash basis were $769 million compared to $755 million in the second quarter of 2022. The increase in capital expenditures of $14 million was due to an increase in project capital expenditures1, while minesite sustaining capital expenditures1 remained in line with the same prior year period. The increase in project capital expenditures1 is primarily due to higher expenditures at the TS Solar project at NGM as construction began in the fourth quarter of 2022, combined with the continued investment in the new owner mining fleet at Lumwana. This was partially offset by the completion of the initial development of the Gounkoto underground mine in the first quarter of 2023. Minesite sustaining capital expenditures1 were in line with the same prior year period, as increased expenditures on the tailings buttressing project and new equipment purchases in the underground at Loulo-Gounkoto, and an increase in projects related to processing and underground facilities at Carlin was offset by decreased capitalized waste stripping at both Lumwana and Cortez.

Factors affecting Operating Cash Flow and Free Cash Flow1 - six months ended June 30, 2023 versus June 30, 2022
For the six months ended June 30, 2023, we generated $1,608 million in operating cash flow, compared to $1,928 million in the same prior year period. The decrease of $320 million was primarily due to higher total cash costs/C1 cash costs per ounce/pound1, lower gold and copper sales volumes, and a lower realized copper price1, partially offset by a higher realized gold price1. This was combined with an unfavorable movement in working capital, mainly in accounts receivable, accounts payable and other current liabilities, partially offset by a favorable movement in other current assets. These results were further impacted by lower cash taxes paid and an increase in interest received as a result of higher market interest rates.
For the six months ended June 30, 2023, we generated free cash flow1 of $151 million compared to $562 million in the same prior year period. The decrease of $411 million primarily reflects lower operating cash flows as explained above and higher capital expenditures. In the six months ended June 30, 2023, capital expenditures on a cash basis were $1,457 million compared to $1,366 million in the same prior year period resulting from an increase in both project capital expenditures1 and minesite sustaining capital expenditures1. The increase in project capital expenditures1 was primarily the result of the investment in the new owner mining fleet at Lumwana, combined with higher expenditures at the TS Solar project at NGM as

BARRICK SECOND QUARTER 2023	8	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
construction began in the fourth quarter of 2022. This was partially offset by lower project capital expenditures1 incurred on the plant expansion at Pueblo Viejo. Higher minesite sustaining capital expenditures1 is mainly due to increased expenditures on the tailings buttressing project and new equipment purchases in the underground at Loulo-Gounkoto, higher capitalized waste stripping at North Mara, and an increase in project spend on processing and underground facilities at Carlin. This was partially offset by lower capitalized waste stripping at Lumwana and Cortez.

Key Business Developments

Share Buyback Program
At the February 14, 2023 meeting, the Board of Directors authorized a new share buyback program for the purchase of up to $1 billion of Barrick’s outstanding shares over the next 12 months. As at June 30, 2023, we have not purchased any shares under this program in 2023.
The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.
The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

Porgera Special Mining Lease
On April 9, 2021, BNL signed a binding Framework Agreement with the Independent State of PNG and Kumul Minerals, a state-owned mining company, setting out the terms and conditions for the reopening of the Porgera mine. On February 3, 2022, the Framework Agreement was replaced by the Commencement Agreement. The Commencement Agreement was signed by PNG, Kumul Minerals, BNL and its affiliate Porgera (Jersey) Limited on October 15, 2021, and it became effective on February 3, 2022, following signature by MRE, the holder of the remaining 5% of the original Porgera joint venture. The Commencement Agreement reflects the commercial terms previously agreed to under the Framework Agreement, namely that PNG stakeholders will receive a 51% equity stake in the Porgera mine, with the remaining 49% to be held by BNL or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group. Accordingly, following the implementation of the Commencement Agreement, Barrick’s current 47.5% interest in the Porgera mine is expected to be reduced to a 24.5% interest as reflected in Barrick’s reserve and resource estimates for Porgera. BNL will retain operatorship of the mine. The Commencement Agreement also provides that PNG stakeholders and BNL and its affiliates will share the economic benefits derived from the reopened Porgera mine on a 53% and 47% basis over the remaining life of mine, respectively, and that the Government of PNG will retain the option to acquire BNL’s or its affiliate’s 49% equity participation at fair market value after 10 years.
On April 21, 2022, the PNG National Parliament passed legislation to provide, among other things, certain agreed tax exemptions and tax stability for the new Porgera joint venture. This legislation was certified on May 30, 2022. Six out of the seven pieces of legislation took effect as of April 11 and 14, 2023, respectively, when they were published in the National Gazette, as required under PNG Law. The remaining act awaits publication to take effect.
On September 13, 2022, the Shareholders’ Agreement for the new Porgera joint venture company was executed by Porgera (Jersey) Limited, which is an affiliate of BNL, the state-owned Kumul Minerals (Porgera) Limited and MRE. New Porgera Limited, the new Porgera joint venture company, was incorporated on September 22, 2022 and became a party to the Commencement Agreement and the Shareholders’ Agreement on October 13, 2023.
On March 31, 2023, BNL, the Independent State of PNG and New Porgera Limited signed the New Porgera Progress Agreement whereby the parties reiterated their commitment to reopening the Porgera mine in line with the terms of the Commencement Agreement and the Shareholders’ Agreement. The provisions of the Commencement Agreement will be fully implemented, and work to recommence full mine operations at Porgera will begin, following the execution of the remaining definitive agreements and satisfaction of a number of conditions. These include an Operatorship Agreement pursuant to which BNL will operate the Porgera mine, as well as a Mining Development Contract between New Porgera Limited and the Independent State of PNG which is required to be in place to enable the grant of a new SML to New Porgera Limited under the PNG Mining Act. Under the terms of the Commencement Agreement, BNL will remain in possession of the site and maintain the mine on care and maintenance.
On June 13, 2023, in accordance with the Commencement Agreement, New Porgera Limited lodged an application with the Mineral Resources Authority for a new SML. The application is now subject to a review process under the PNG Mining Act.
On June 20, 2023, the PNG IRC, the Commissioner General, Barrick and BNL entered into a settlement agreement to resolve a dispute regarding tax assessments issued by the IRC against BNL. The resolution of this tax dispute satisfies one of the conditions to the reopening of the Porgera mine under the Commencement Agreement, and has allowed the parties to work toward the reopening of the mine by the end of 2023.
The parties to the Commencement Agreement are continuing to progress the remaining conditions for the reopening of the mine.
Porgera was excluded from our 2023 guidance. We expect to update our guidance following both the execution of all of the definitive agreements to implement the binding Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to notes 12 and 16 to the Financial Statements for more information.

BARRICK SECOND QUARTER 2023	9	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Environmental, Social and Governance ("ESG")
Sustainability is entrenched in our DNA: our sustainability strategy is our business plan.
Barrick’s vision to sustainability is underpinned by the knowledge that sustainability aspects are interconnected and must be tackled in conjunction with, and reference to, each other. We call this approach Holistic and Integrated Sustainability Management. Although we integrate our sustainability management, we discuss our sustainability strategy within four overarching pillars: (1) respecting human rights; (2) protecting the health and safety of our people and local communities; (3) sharing the benefits of our operations; and (4) managing our impacts on the environment.
We implement this strategy by blending top-down accountability with bottom-up responsibility. This means we place the day-to-day ownership of sustainability, and the associated risks and opportunities, in the hands of individual sites. In the same way that each site must manage its geological, operational and technical capabilities to meet business objectives, it must also manage and identify programs, metrics, and targets that measure progress and deliver real value for the business and our stakeholders, including our host countries and local communities. The Group Sustainability Executive, supported by regional sustainability leads, provides oversight and direction over this site-level ownership, to ensure alignment with the strategic priorities of the overall business.

Governance
The bedrock of our sustainability strategy is strong governance. Our most senior management-level body dedicated to sustainability is the E&S Committee, which connects site-level ownership of our sustainability strategy with the leadership of the Group. It is chaired by the President and Chief Executive Officer and includes: (1) regional Chief Operating Officers; (2) minesite General Managers; (3) Health, Safety, Environment and Closure Leads; (4) the Group Sustainability Executive; (5) in-house legal counsel; and (6) an independent sustainability consultant in an advisory role. The E&S Committee meets on a quarterly basis to review our performance across a range of key performance indicators, and to provide independent oversight and review of sustainability management.
The President and Chief Executive Officer reviews the reports of the E&S Committee at every quarterly meeting of the Board's ESG & Nominating Committee. The reports are reviewed to ensure the implementation of our sustainability policies and to drive performance of our environmental, health and safety, community relations and development, and human rights programs.
This is supplemented by weekly meetings, at a minimum, between the Regional Sustainability Leads and the Group Sustainability Executive. These meetings examine the sustainability-related risks and opportunities facing the business in real time, as well as the progress and issues integrated into weekly Executive Committee review meetings.
Our industry-first Sustainability Scorecard accounts for 25% of the long-term incentive awards for senior leaders as part of the Barrick Partnership Plan. As we strive for ongoing strong performance, the Sustainability Scorecard targets and metrics are updated annually. The results of the 2022 Sustainability Scorecard, and updated metrics and targets for 2023, were disclosed in our 2022 Sustainability Report, published in April 2023. The E&S Committee tracks our progress against all metrics.
We also note the issuance of the first two standards by the ISSB on June 26, 2023 and will continue to monitor their adoption by national regulators.

Human rights
Our commitment to respect human rights is codified in our standalone Human Rights Policy and informed by the expectations of the United Nations Guiding Principles on Business and Human Rights, the Voluntary Principles on Security and Human Rights and the OECD Guidelines for Multinational Enterprises. This commitment is fulfilled on the ground via our Human Rights Program, the fundamental principles of which include: monitoring and reporting, due diligence, training, as well as disciplinary action and remedy.
We continue to assess and manage security and human rights risks at all our operations and provide security and human rights training to security forces across our sites.

Safety
We are committed to the safety, health and well-being of our people, their families and the communities in which we operate. Our safety vision is “Everyone to go home safe and healthy every day.”
We continue to roll out our rebranded “Journey to Zero” initiative which commenced with a phase of honest reflection, and the review and update of our global safety standards, and alignment of our fatal risks and controls.
We report our safety performance quarterly as part of both our E&S Committee meetings and to the ESG & Nominating Committee. Our safety performance is a regular standing agenda item on our weekly Executive Committee review meeting.
In terms of other key performance indicators, for the second quarter of 2023, our LTIFR3 was 0.26, an 8% increase from the first quarter, and our TRIFR3 was 1.01, a significant reduction of 39% from the first quarter.

Social
We regard our host communities and countries as important partners in our business. Our sustainability policies commit us to transparency in our relationships with host communities, government authorities, the public and other key stakeholders. Through these policies, we commit to conducting our business with integrity and with absolute opposition to corruption. We require our suppliers to operate ethically and responsibly as a condition of doing business with us.

Community and economic development
Our commitment to social and economic development is set out in our overarching Sustainable Development and Social Performance policies. Mining has been identified as vital for the achievement of the United Nations SDGs, not only for its role in providing the minerals needed to enable the transition to a lower carbon intensive economy, but more importantly because of its ability to drive socio-economic development and build resilience. Creating long-term value and sharing economic benefits is at the heart of our approach to sustainability, as well as community

BARRICK SECOND QUARTER 2023	10	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
development. This approach is encapsulated in three concepts:
The primacy of partnership: this means that we invest in real partnerships with mutual responsibility. Partnerships include local communities, suppliers, government, and organizations, and this approach is epitomized through our CDCs with development initiatives and investments.
Sharing the benefits: We hire and buy local wherever possible as this injects money into and keeps it in our local communities and host countries. By doing this, we build capacity, community resilience and create opportunity. We also invest in community development through our CDCs. Sharing the benefits also means paying our fair share of taxes, royalties and dividends and doing so transparently, primarily through the reporting mechanism of the Canadian Extractive Sector Transparency Measures Act. Our annual Tax Contribution Report sets out, in detail, our economic contributions to host governments.
Engaging and listening to stakeholders: We develop tailored stakeholder engagement plans for every operation and the business as a whole. These plans guide and document how often we engage with various stakeholder groups and allow us to proactively deal with issues before they escalate into significant risks.
We continued our community development initiatives through our CDCs. Notably, we established a second CDC for the Reko Diq project in Balochistan, Pakistan. These CDCs provide community development for both the nearest communities (named the Par-e-Koh CDC), as well as the nearest town of Nok Kundi. The CDCs are comprised of elected members from the communities.
Our community development spend during the second quarter was $10 million, and $17 million in the year to date.

Environment
We know the environment in which we work and our host communities are inextricably linked, and we apply a holistic and integrated approach to sustainability management. Being responsible stewards of the environment by applying the highest standards of environmental management, using natural resources and energy efficiently, recycling and reducing waste as well as working to protect biodiversity, we can deliver significant cost savings to our business, reduce future liabilities and help build stronger stakeholder relationships. Environmental matters such as how we use water, prevent incidents, manage tailings, respond to changing climate, and protect biodiversity are key areas of focus.
We maintained our strong track record of stewardship and did not record any Class 14 environmental incidents during the first half of 2023.

Climate Change
The ESG & Nominating Committee is responsible for overseeing Barrick’s policies, programs and performance relating to sustainability and the environment, including climate change. The Audit & Risk Committee assists the Board in overseeing the Group’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which are regularly reviewed by the Audit & Risk Committee.
Barrick’s climate change strategy has three pillars: (1) identify, understand and mitigate the risks associated with climate change; (2) measure and reduce our GHG emissions across our operations and value chain; and (3) improve our disclosure on climate change. The three pillars of our climate change strategy do not focus solely on the development of emissions reduction targets, rather, we integrate and consider aspects of biodiversity protection, water management and community resilience in our approach.
We are acutely aware of the impacts that climate change and extreme weather events have on our host communities and countries, particularly developing nations which are often the most vulnerable. As the world economy transitions to renewable power, it is imperative that developing nations are not left behind. As a responsible business, we have focused our efforts on building resilience in our host communities and countries, just as we do for our business. Our climate disclosure is based on the recommendations of the TCFD.

Identify, understand and mitigate the risks associated with climate change
We identify and manage risks, build resilience to a changing climate and extreme weather events, as well as position ourselves for new opportunities. These factors continue to be incorporated into our formal risk assessment process. We have identified several risks and opportunities for our business including: physical impacts of extreme weather events; an increase in regulations that seek to address climate change; and an increase in global investment in innovation and low-carbon technologies.
The risk assessment process includes scenario analysis, which is being rolled out to all sites with an initial focus on our Tier One Gold Assets5, to assess site-specific climate related risks and opportunities. The key findings and summary of this asset-level physical and transitional risk assessment at Loulo-Gounkoto and Kibali were disclosed as part of our CDP (formerly known as the Carbon Disclosure Project) Climate Change and Water Security questionnaires, submitted to CDP in July 2023.
In addition, climate scenario analysis and risk assessments were completed for Carlin (physical risks) and NGM (transitional risks) during the second quarter.

Measure and reduce the Group’s impact on climate change
Mining is an energy-intensive business, and we understand the important link between energy use and GHG emissions. By measuring and effectively managing our energy use, we can reduce our GHG emissions, achieve more efficient production, and reduce our costs.
We have climate champions at each site who are tasked with identifying roadmaps and assessing feasibility for our GHG emissions reductions and carbon offsets for hard-to-abate emissions. Any carbon offsets that we pursue must have appropriate socio-economic and/or biodiversity benefits. We have published an achievable emissions reduction roadmap and continue to assess further reduction opportunities across our operations. The detailed roadmap was first published in our 2021 Sustainability Report and includes committed-capital projects and projects under investigation that rely on technological advances, with a progress summary contained in the 2022 Sustainability Report.

BARRICK SECOND QUARTER 2023	11	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
We continue to progress our extensive work across our value chain in understanding our Scope 3 (indirect value chain) emissions and implementing our engagement roadmap to enable our key suppliers to set meaningful and measurable reduction targets, in line with the commitments made through the ICMM Climate Position Paper.

Improve our disclosure on climate change
Our disclosure on climate change, including in our Sustainability Report and on our website, is developed in line with the TCFD recommendations. Barrick continues to monitor the various regulatory climate disclosure standards being developed around the world, including the ISSB’s recently issued S2 Climate-related Disclosures. In addition, we complete the annual CDP Climate Change and Water Security questionnaires. This ensures our investor-relevant water use, emissions and climate data is widely available.

Emissions
Barrick’s interim GHG emissions reduction target is for a minimum 30% reduction by 2030 against our 2018 baseline, while maintaining a steady production profile. The basis of this reduction is against a 2018 baseline of 7,541 kt CO2-e.
Our GHG emissions reduction target is grounded in science and has a detailed pathway for achievement. Our target is not static and will be updated as we continue to identify and implement new GHG reduction opportunities.
Ultimately, our vision is net zero GHG emissions by 2050, achieved primarily through GHG reductions, with some offsets for hard-to-abate emissions. Site-level plans to improve energy efficiency, integrate clean and renewable energy sources and reduce GHG emissions will also be strengthened. We plan to supplement our corporate emissions reduction target with context-based site-specific emissions reduction targets.
During the second quarter of 2023, the Group's total Scope 1 and 2 (location-based) GHG emissions were 1,525 kt CO2-e. Year to date emissions are approximately 12% less than the GHG emissions for the same period in 2022.

Water
Water is a vital and increasingly scarce global resource. Managing and using water responsibly is one of the most critical parts of our sustainability strategy. Our commitment to responsible water use is codified in our Environmental Policy. Steady, reliable access to water is critical to the effective operation of our mines. Access to water is also a fundamental human right.
Understanding the water stress in the regions we operate enables us to better understand the risks and manage our water resources through site-specific water balances, based on the ICMM Water Accounting Framework, aimed at minimizing our water withdrawal and maximizing water reuse and recycling within our operations.
We include each mine’s water risks in its operational risk register. These risks are then aggregated and incorporated into the corporate risk register. Our identified water-related risks include: (1) managing excess water in regions with high rainfall; (2) maintaining access to water in arid areas and regions prone to water scarcity; and (3) regulatory risks related to permitting limits as well as municipal and national regulations for water use.
We set an annual water recycling and reuse target of 80%. Our water recycling and reuse rate for the second quarter of 2023 was approximately 82%, in line with our performance for the same period in 2022.

Tailings
We are committed to having our TSFs meet global best practices for safety. Our TSFs are carefully engineered and regularly inspected, particularly those in regions with high rainfall and seismic events.
We continue to progress with our conformance to the GISTM, with all of our sites that are classified as Very High or Extreme consequence now in conformance with the GISTM and disclosed on Barrick’s website. We continue to progress with our conformance for lower consequence facilities in accordance with the GISTM.

Biodiversity
Biodiversity underpins many of the ecosystem services on which our mines and their surrounding communities depend. If improperly managed, mining and exploration activities have the potential to negatively affect biodiversity and ecosystem services. Protecting biodiversity and preventing nature loss is also critical and inextricably linked to the fight against climate change. We work to proactively manage our impact on biodiversity and strive to protect the ecosystems in which we operate. Wherever possible, we aim to achieve a net neutral biodiversity impact, particularly for ecologically sensitive environments.
We continue to work to implement our BAPs. The BAPs outline our strategy to achieve net-neutral impacts for all key biodiversity features and their associated management plans.
In June 2023, Barrick worked with key partners, including African Parks, the Institut Congolais pour la Conservation de la Nature, the Congolese government and the & Beyond Phinda Private Reserve, on the successful reintroduction of 16 white rhinos to the Garamba National Park in the northeast of the DRC, where the species was last seen in 2006. The introduction of the near-threatened southern sub-species promotes the long-term conservation of rhino in Africa by extending their range and creating another breeding node for the species in a safe environment. The rhino will also play an important role in regulating the structure and functioning of the park’s ecosystem, creating and maintaining grazing lawns that support other fauna and flora and provides important ecosystem services.

BARRICK SECOND QUARTER 2023	12	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Full Year 2023 Outlook
We continue to expect 2023 gold production to be in the range of 4.2 to 4.6 million ounces. We expect stronger year-over-year performance from Cortez, Pueblo Viejo and Turquoise Ridge, together with consistent delivery across the remaining Tier One Gold Assets5 as detailed further below. Notably at Turquoise Ridge, the commissioning of the Third Shaft in the fourth quarter of 2022, combined with increased availability and reliability of the Sage autoclave, is expected to deliver stronger production in 2023 relative to the prior year.
As previously guided, the Company's gold production is expected to increase over the course of the year, with the first quarter being the lowest. This was mainly due to lower grades at Kibali due to mine sequencing in the first quarter, roaster maintenance and the completion of the autoclave carbon-in-leach conversion at Goldstrike also in the first quarter. In the second quarter, major maintenance for the Gold Quarry roaster at Carlin occurred in April 2023, as planned, and maintenance on the Sage autoclave at Turquoise Ridge occurred in the latter part of the quarter. The ramp up of the plant expansion at Pueblo Viejo is anticipated to positively impact the third quarter of 2023 as well as higher grades from Cortez and Carlin open pits due to mine sequencing. As a result, we expect the Company’s gold production in the second half of 2023 to be stronger than the first half.
Our 2023 gold guidance continues to exclude Porgera. We expect to update our guidance to include Porgera following both the execution of all of the definitive agreements to implement the Commencement Agreement and the finalization of a timeline for the resumption of full mine operations.
Our 2023 gold cost guidance remains unchanged, including cost of sales of $1,170 to $1,250 per ounce2, total cash costs of $820 to $880 per ounce1 and all-in sustaining costs of $1,170 to $1,250 per ounce1. These ranges were based on a gold price assumption of $1,650 per ounce. We have previously disclosed a sensitivity of approximately $5 per ounce on our 2023 gold cost guidance metrics for every $100 per ounce change in the gold price and based on the realized gold price for the six months to June 30, 2023, the impact of the higher gold price flowing into higher royalty costs has been approximately $15/oz.
We continue to expect 2023 copper production to be in the range of 420 to 470 million pounds. Production in the second half of 2023 is expected to be stronger than the first half, mainly due to steadily increasing throughput at Lumwana as we execute on our owner-miner strategy and commission the new mining fleet. Separately, major maintenance at Zaldívar is scheduled in the third quarter of 2023 as reported by the operator, Antofagasta. Our copper cost guidance metrics for 2023 remain unchanged, which are based on a copper price assumption of $3.50 per pound.
Taking into account the risks and sensitivities as discussed above, 2023 Company guidance is detailed below, inclusive of the key assumptions that were used as the basis for this guidance as released on February 15, 2023.

Company Guidance ($ millions, except per ounce/pound data)	2023 Estimate
Gold production (millions of ounces)	4.20 - 4.60
Gold cost metrics
Cost of sales - gold ($/oz)	1,170 - 1,250
Total cash costs ($/oz)[a]	820 - 880
Depreciation ($/oz)	320 - 350
All-in sustaining costs ($/oz)[a]	1,170 - 1,250
Copper production (millions of pounds)	420 - 470
Copper cost metrics
Cost of sales - copper ($/lb)	2.60 - 2.90
C1 cash costs ($/lb)[a]	2.05 - 2.25
Depreciation ($/lb)	0.80 - 0.90
All-in sustaining costs ($/lb)[a]	2.95 - 3.25
Exploration and project expenses	400 - 440
Exploration and evaluation	180 - 200
Project expenses	220 - 240
General and administrative expenses	~180
Corporate administration	~130
Share-based compensation[b]	~50
Other expense	70 - 90
Finance costs, net	280 - 320
Attributable capital expenditures:
Attributable minesite sustaining[a]	1,450 - 1,700
Attributable project[a]	750 - 900
Total attributable capital expenditures	2,200 - 2,600
Effective income tax rate[c]	27% - 32%
Key assumptions (used for guidance)
Gold Price ($/oz)	1,650
Copper Price ($/lb)	3.50
Oil Price (WTI) ($/barrel)	90
AUD Exchange Rate (AUD:USD)	0.75
ARS Exchange Rate (USD:ARS)	170
CAD Exchange Rate (USD:CAD)	1.30
CLP Exchange Rate (USD:CLP)	900
EUR Exchange Rate (EUR:USD)	1.20

a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 75 of this MD&A.
b.Based on a one-month trailing average ending December 31, 2022 of US$17.04 per share.
c.Based on key assumptions included in this table.

BARRICK SECOND QUARTER 2023	13	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Operating Division Guidance
Our 2023 forecast gold and copper production, cost of salesa, total cash costsb, all-in sustaining costsb, and C1 cash costsb ranges by operating division are as follows:

Operating Division	2023 forecast attributable production (000s ozs)	2023 forecast cost of sales[a] ($/oz)	2023 forecast total cash costs[b] ($/oz)	2023 forecast all-in sustaining costs[b] ($/oz)
Gold
Carlin (61.5%)	910 - 1,000	1,030 - 1,110	820 - 880	1,250 - 1,330
Cortez (61.5%)[c]	580 - 650	1,080 - 1,160	680 - 740	930 - 1,010
Turquoise Ridge (61.5%)	300 - 340	1,290 - 1,370	900 - 960	1,170 - 1,250
Phoenix (61.5%)	100 - 120	1,860 - 1,940	880 - 940	1,110 - 1,190
Long Canyon (61.5%)	0 - 10	2,120 - 2,200	730 - 790	1,080 - 1,160
Nevada Gold Mines (61.5%)	1,900 - 2,100	1,140 - 1,220	790 - 850	1,140 - 1,220
Hemlo	150 - 170	1,400 - 1,480	1,210 - 1,270	1,590 - 1,670
North America	2,100 - 2,300	1,160 - 1,240	820 - 880	1,170 - 1,250

Pueblo Viejo (60%)	470 - 520	1,130 - 1,210	710 - 770	960 - 1,040
Veladero (50%)	160 - 180	1,630 - 1,710	1,060 - 1,120	1,550 - 1,630
Porgera (47.5%)[d]	—	—	—	—
Latin America & Asia Pacific	630 - 700	1,260 - 1,340	800 - 860	1,110 - 1,190

Loulo-Gounkoto (80%)	510 - 560	1,100 - 1,180	750 - 810	1,070 - 1,150
Kibali (45%)	320 - 360	1,080 - 1,160	710 - 770	880 - 960
North Mara (84%)	230 - 260	1,120 - 1,200	900 - 960	1,240 - 1,320
Bulyanhulu (84%)	160 - 190	1,230 - 1,310	880 - 940	1,160 - 1,240
Tongon (89.7%)	180 - 210	1,260 - 1,340	1,070 - 1,130	1,240 - 1,320
Africa & Middle East	1,450 - 1,600	1,130 - 1,210	820 - 880	1,080 - 1,160

Total Attributable to Barrick[e,f,g]	4,200 - 4,600	1,170 - 1,250	820 - 880	1,170 - 1,250

	2023 forecast attributable production (M lbs)	2023 forecast cost of sales[a] ($/lb)	2023 forecast C1 cash costs[b] ($/lb)	2023 forecast all-in sustaining costs[b] ($/lb)
Copper
Lumwana	260 - 290	2.45 - 2.75	2.00 - 2.20	3.20 - 3.50
Zaldívar (50%)	100 - 110	3.40 - 3.70	2.60 - 2.80	2.90 - 3.20
Jabal Sayid (50%)	65 - 75	1.80 - 2.10	1.50 - 1.70	1.60 - 1.90
Total Copper[g]	420 - 470	2.60 - 2.90	2.05 - 2.25	2.95 - 3.25
a.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 75 of this MD&A.
c.Includes Goldrush.
d.Porgera was placed on temporary care and maintenance on April 25, 2020 and remains excluded from our 2023 guidance. We expect to update our guidance to include Porgera following both the execution of definitive agreements to implement the Commencement Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to page 9 for further details.
e.Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.
f.Operating division guidance ranges reflect expectations at each individual operating division and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina which is producing incidental ounces while in closure.
g.Includes corporate administration costs.

BARRICK SECOND QUARTER 2023	14	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Production and Cost Summary - Gold

	For the three months ended
	6/30/23	3/31/23	% Change	6/30/22	% Change
Nevada Gold Mines LLC (61.5%)[a]
Gold produced (000s oz)	458	416	10%	462	(1)%
Cost of sales ($/oz)	1,357	1,461	(7)%	1,171	16%
Total cash costs ($/oz)[b]	1,009	1,074	(6)%	856	18%
All-in sustaining costs ($/oz)[b]	1,388	1,436	(3)%	1,238	12%
Carlin (61.5%)
Gold produced (000s oz)	248	166	49%	243	2%
Cost of sales ($/oz)	1,240	1,449	(14)%	1,042	19%
Total cash costs ($/oz)[b]	1,013	1,215	(17)%	862	18%
All-in sustaining costs ($/oz)[b]	1,407	1,689	(17)%	1,192	18%
Cortez (61.5%)[c]
Gold produced (000s oz)	110	140	(21)%	97	13%
Cost of sales ($/oz)	1,346	1,324	2%	1,168	15%
Total cash costs ($/oz)[b]	972	913	6%	850	14%
All-in sustaining costs ($/oz)[b]	1,453	1,233	18%	1,538	(6)%
Turquoise Ridge (61.5%)
Gold produced (000s oz)	68	81	(16)%	75	(9)%
Cost of sales ($/oz)	1,466	1,412	4%	1,289	14%
Total cash costs ($/oz)[b]	1,088	1,034	5%	928	17%
All-in sustaining costs ($/oz)[b]	1,302	1,271	2%	1,195	9%
Phoenix (61.5%)
Gold produced (000s oz)	29	27	7%	26	12%
Cost of sales ($/oz)	2,075	2,380	(13)%	2,114	(2)%
Total cash costs ($/oz)[b]	948	1,198	(21)%	895	6%
All-in sustaining costs ($/oz)[b]	1,132	1,365	(17)%	1,152	(2)%
Long Canyon (61.5%)
Gold produced (000s oz)	3	2	50%	21	(86)%
Cost of sales ($/oz)	1,640	1,621	1%	1,280	28%
Total cash costs ($/oz)[b]	637	579	10%	450	42%
All-in sustaining costs ($/oz)[b]	677	629	8%	459	47%
Pueblo Viejo (60%)
Gold produced (000s oz)	77	89	(13)%	105	(27)%
Cost of sales ($/oz)	1,344	1,241	8%	1,154	16%
Total cash costs ($/oz)[b]	840	714	18%	724	16%
All-in sustaining costs ($/oz)[b]	1,219	1,073	14%	1,024	19%
Loulo-Gounkoto (80%)
Gold produced (000s oz)	141	137	3%	140	1%
Cost of sales ($/oz)	1,150	1,275	(10)%	1,093	5%
Total cash costs ($/oz)[b]	801	855	(6)%	730	10%
All-in sustaining costs ($/oz)[b]	1,245	1,190	5%	1,013	23%
Kibali (45%)
Gold produced (000s oz)	87	64	36%	81	7%
Cost of sales ($/oz)	1,269	1,367	(7)%	1,164	9%
Total cash costs ($/oz)[b]	797	987	(19)%	738	8%
All-in sustaining costs ($/oz)[b]	955	1,177	(19)%	946	1%
Veladero (50%)
Gold produced (000s oz)	54	43	26%	58	(7)%
Cost of sales ($/oz)	1,424	1,587	(10)%	1,369	4%
Total cash costs ($/oz)[b]	999	1,035	(3)%	861	16%
All-in sustaining costs ($/oz)[b]	1,599	1,761	(9)%	1,461	9%
Porgera (47.5%)[d]
Gold produced (000s oz)	—	—	—%	—	—%
Cost of sales ($/oz)	—	—	—%	—	—%
Total cash costs ($/oz)[b]	—	—	—%	—	—%
All-in sustaining costs ($/oz)[b]	—	—	—%	—	—%

BARRICK SECOND QUARTER 2023	15	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Production and Cost Summary - Gold (continued)

	For the three months ended
	6/30/23	3/31/23	% Change	6/30/22	% Change
Tongon (89.7%)
Gold produced (000s oz)	44	50	(12)%	41	7%
Cost of sales ($/oz)	1,514	1,453	4%	2,025	(25)%
Total cash costs ($/oz)[b]	1,380	1,182	17%	1,558	(11)%
All-in sustaining costs ($/oz)[b]	1,465	1,284	14%	1,655	(11)%
Hemlo
Gold produced (000s oz)	35	41	(15)%	36	(3)%
Cost of sales ($/oz)	1,562	1,486	5%	1,698	(8)%
Total cash costs ($/oz)[b]	1,356	1,291	5%	1,489	(9)%
All-in sustaining costs ($/oz)[b]	1,634	1,609	2%	1,804	(9)%
North Mara (84%)
Gold produced (000s oz)	64	68	(6)%	66	(3)%
Cost of sales ($/oz)	1,208	987	22%	1,060	14%
Total cash costs ($/oz)[b]	942	759	24%	756	25%
All-in sustaining costs ($/oz)[b]	1,355	1,137	19%	957	42%
Bulyanhulu (84%)
Gold produced (000s oz)	49	44	11%	54	(9)%
Cost of sales ($/oz)	1,231	1,358	(9)%	1,163	6%
Total cash costs ($/oz)[b]	850	982	(13)%	836	2%
All-in sustaining costs ($/oz)[b]	1,105	1,332	(17)%	1,094	1%
Total Attributable to Barrick[e]
Gold produced (000s oz)	1,009	952	6%	1,043	(3)%
Cost of sales ($/oz)[f]	1,323	1,378	(4)%	1,216	9%
Total cash costs ($/oz)[b]	963	986	(2)%	855	13%
All-in sustaining costs ($/oz)[b]	1,355	1,370	(1)%	1,212	12%
a.These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 75 of this MD&A.
c.Includes Goldrush.
d.As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided.
e.Excludes Pierina, which is producing incidental ounces while in closure.
f.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share).

BARRICK SECOND QUARTER 2023	16	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Production and Cost Summary - Copper

	For the three months ended
	6/30/23	3/31/23	% Change	6/30/22	% Change
Lumwana
Copper production (millions lbs)	67	48	40%	75	(11)%
Cost of sales ($/lb)	2.80	3.56	(21)%	2.01	39%
C1 cash costs ($/lb)[a]	2.30	3.09	(26)%	1.68	37%
All-in sustaining costs ($/lb)[a]	3.29	3.98	(17)%	3.28	0%
Zaldívar (50%)
Copper production (millions lbs)	22	22	0%	25	(12)%
Cost of sales ($/lb)	3.89	3.73	4%	2.88	35%
C1 cash costs ($/lb)[a]	3.02	2.86	6%	2.17	39%
All-in sustaining costs ($/lb)[a]	3.73	3.22	16%	2.65	41%
Jabal Sayid (50%)
Copper production (millions lbs)	18	18	0%	20	(10)%
Cost of sales ($/lb)	1.61	1.53	5%	1.45	11%
C1 cash costs ($/lb)[a]	1.26	1.39	(9)%	1.09	16%
All-in sustaining costs ($/lb)[a]	1.42	1.61	(12)%	1.19	19%
Total Copper
Copper production (millions lbs)	107	88	22%	120	(11)%
Cost of sales ($/lb)[b]	2.84	3.22	(12)%	2.11	35%
C1 cash costs ($/lb)[a]	2.28	2.71	(16)%	1.70	34%
All-in sustaining costs ($/lb)[a]	3.13	3.40	(8)%	2.87	9%

a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 75 of this MD&A.
b.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).

Operating Performance

In the first quarter of 2023, we re-evaluated our reportable operating segments and started detailed reporting on our interest in Lumwana and no longer provide detailed reporting on our interest in Veladero. As a result, our presentation of reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). The remaining operating segments, including our remaining gold and copper mines, have been grouped into an “Other Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK SECOND QUARTER 2023	17	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Nevada Gold Mines (61.5%)a, Nevada, USA

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/23	3/31/23	% Change	6/30/22	% Change	6/30/23	6/30/22	% Change
Total tonnes mined (000s)	45,386	36,501	24%	45,274	0%	81,887	90,705	(10)%
Open pit ore	8,311	5,682	46%	4,877	70%	13,993	10,983	27%
Open pit waste	35,741	29,572	21%	38,972	(8)%	65,313	76,972	(15)%
Underground	1,334	1,247	7%	1,425	(6)%	2,581	2,750	(6)%
Average grade (grams/tonne)
Open pit mined	1.20	1.16	3%	0.93	29%	1.19	0.83	43%
Underground mined	8.75	8.57	2%	9.17	(5)%	8.67	8.99	(4)%
Processed	2.17	2.37	(8)%	2.23	(3)%	2.24	2.10	7%
Ore tonnes processed (000s)	9,054	7,367	23%	8,152	11%	16,421	17,227	(5)%
Oxide mill	2,385	2,725	(12)%	3,027	(21)%	5,110	5,981	(15)%
Roaster	1,199	1,005	19%	1,339	(10)%	2,204	2,733	(19)%
Autoclave	808	716	13%	1,188	(32)%	1,524	2,174	(30)%
Heap leach	4,662	2,921	60%	2,598	79%	7,583	6,339	20%
Recovery rate[b]	83%	82%	1%	77%	8%	83%	77%	8%
Oxide Mill[b]	77%	76%	1%	69%	12%	77%	70%	10%
Roaster	86%	85%	1%	85%	1%	86%	85%	1%
Autoclave	81%	81%	0%	64%	27%	81%	65%	25%
Gold produced (000s oz)	458	416	10%	462	(1)%	874	921	(5)%
Oxide mill	86	103	(17)%	74	16%	189	144	31%
Roaster	247	182	36%	239	3%	429	471	(9)%
Autoclave	90	82	10%	93	(3)%	172	180	(4)%
Heap leach	35	49	(29)%	56	(38)%	84	126	(33)%
Gold sold (000s oz)	458	411	11%	463	(1)%	869	921	(6)%
Revenue ($ millions)	922	807	14%	878	5%	1,729	1,766	(2)%
Cost of sales ($ millions)	624	606	3%	564	11%	1,230	1,099	12%
Income ($ millions)	287	189	52%	302	(5)%	476	665	(28)%
EBITDA ($ millions)[c]	425	329	29%	435	(2)%	754	937	(20)%
EBITDA margin[d]	46%	41%	12%	50%	(8)%	44%	53%	(17)%
Capital expenditures ($ millions)	208	169	23%	187	11%	377	347	9%
Minesite sustaining[c]	162	137	18%	163	(1)%	299	293	2%
Project[c]	46	32	44%	24	92%	78	54	44%
Cost of sales ($/oz)	1,357	1,461	(7)%	1,171	16%	1,406	1,170	20%
Total cash costs ($/oz)[c]	1,009	1,074	(6)%	856	18%	1,040	838	24%
All-in sustaining costs ($/oz)[c]	1,388	1,436	(3)%	1,238	12%	1,411	1,178	20%
All-in costs ($/oz)[c]	1,489	1,514	(2%)	1,288	16%	1,501	1,237	21%
a.Barrick is the operator of NGM and owns 61.5%, with Newmont Corporation owning the remaining 38.5%. NGM is accounted for as a subsidiary with a 38.5% non-controlling interest. These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon.
b.Excludes the Gold Quarry (Mill 5) concentrator.
c.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 75 of this MD&A.
d.Represents EBITDA divided by revenue.

NGM includes Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5%. Refer to the following pages for a detailed discussion of each minesite's results.

BARRICK SECOND QUARTER 2023	18	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Carlin (61.5%), Nevada, USA

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/23	3/31/23	% Change	6/30/22	% Change	6/30/23	6/30/22	% Change
Total tonnes mined (000s)	18,690	14,357	30%	19,917	(6)%	33,047	38,551	(14)%
Open pit ore	1,641	1,087	51%	1,507	9%	2,728	2,464	11%
Open pit waste	16,290	12,554	30%	17,535	(7)%	28,844	34,376	(16)%
Underground	759	716	6%	875	(13)%	1,475	1,711	(14)%
Average grade (grams/tonne)
Open pit mined	2.80	2.47	13%	1.43	96%	2.67	1.25	114%
Underground mined	7.76	7.73	0%	8.35	(7)%	7.74	8.11	(5)%
Processed	4.55	4.12	10%	3.41	33%	4.36	3.40	28%
Ore tonnes processed (000s)	2,072	1,637	27%	3,113	(33)%	3,709	6,086	(39)%
Oxide mill	0	377	(100)%	620	(100)%	377	1,213	(69)%
Roasters	1,047	852	23%	1,119	(6)%	1,899	2,241	(15)%
Autoclave	384	88	336%	577	(33)%	472	1,117	(58)%
Heap leach	641	320	100%	797	(20)%	961	1,515	(37)%
Recovery rate[a]	84%	84%	0%	75%	12%	84%	76%	11%
Roasters	86%	85%	1%	85%	1%	85%	85%	0%
Autoclave	69%	72%	(4)%	39%	77%	70%	42%	67%
Gold produced (000s oz)	248	166	49%	243	2%	414	472	(12)%
Oxide mill	0	4	(100)%	13	(100)%	4	22	(82)%
Roasters	213	151	41%	192	11%	364	375	(3)%
Autoclave	26	5	420%	23	13%	31	48	(35)%
Heap leach	9	6	50%	15	(40)%	15	27	(44)%
Gold sold (000s oz)	243	164	48%	246	(1)%	407	476	(14)%
Revenue ($ millions)	479	314	53%	460	4%	793	895	(11)%
Cost of sales ($ millions)	304	242	26%	279	9%	546	511	7%
Income ($ millions)	169	66	156%	176	(4)%	235	391	(40)%
EBITDA ($ millions)[b]	225	105	114%	226	0%	330	483	(32)%
EBITDA margin[c]	47%	33%	42%	49%	(4)%	42%	54%	(22)%
Capital expenditures ($ millions)	90	72	25%	76	18%	162	145	12%
Minesite sustaining[b]	90	72	25%	76	18%	162	145	12%
Project[b]	0	0	0%	0	0%	0	0	0%
Cost of sales ($/oz)	1,240	1,449	(14)%	1,042	19%	1,325	1,029	29%
Total cash costs ($/oz)[b]	1,013	1,215	(17)%	862	18%	1,094	846	29%
All-in sustaining costs ($/oz)[b]	1,407	1,689	(17)%	1,192	18%	1,521	1,166	30%
All-in costs ($/oz)[b]	1,407	1,689	(17)%	1,192	18%	1,521	1,166	30%
a.Excludes the Gold Quarry (Mill 5) concentrator.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 75 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended
	6/30/23	3/31/23
LTI	1	4
LTIFR[3]	1.07	1.75
TRIFR[3]	1.93	3.07
Class 1[4] environmental incidents	0	0

Financial Results
Q2 2023 compared to Q1 2023
Carlin's income for the second quarter of 2023 was 156% higher than the prior quarter due to higher sales volumes, a lower cost of sales per ounce2, and a higher realized gold price1.
Gold production in the second quarter of 2023 was 49% higher compared to the prior quarter primarily owing to significantly higher tonnes processed following planned maintenance at the Goldstrike roaster combined with the autoclave conversion from RIL to CIL that took place in the prior quarter. The Gold Quarry roaster shutdown, which occurred at the beginning of the second quarter, was completed per the plan and all process facilities are now well positioned for increased throughput in the second half of the year. As previously discussed, the Gold Quarry

BARRICK SECOND QUARTER 2023	19	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
concentrator was taken out of service at the end of the prior quarter due to the lack of available oxide material at this time.
Total tonnes mined were 30% higher compared to the prior quarter, primarily driven by open pit sequencing per the mine plan, combined with record snowfall levels impacting the prior quarter. Open pit waste tonnes increased from both Gold Quarry and the next phase of South Arturo, partially offset by lower waste tonnes from the Goldstar pit. Open pit ore tonnes and grade mined were 51% and 13% higher, respectively, compared to the prior quarter, driven by an increase in ore tonnes and grades mined at Goldstar and South Arturo. This was partially offset by lower ore tonnes mined at Gold Quarry. Underground tonnes mined were 6% higher than the prior quarter, due to mine sequencing and productivity improvements across Carlin’s underground operations while the average grade mined was in line with the prior quarter.
Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2023 were 14% and 17% lower, respectively, than the prior quarter largely reflecting higher sales volumes, combined with reduced operating and maintenance costs as the Gold Quarry concentrator was closed and the Goldstrike roaster major shutdown occurred in the first quarter of 2023. In the second quarter of 2023, all-in sustaining costs per ounce1 were 17% lower than the prior quarter due to lower total cash costs per ounce1 and decreased minesite sustaining capital expenditures1 on a per ounce basis.
Capital expenditures in the second quarter of 2023 increased by 25% compared to prior quarter, primarily due to higher capitalized waste stripping as per the mine plan.

Q2 2023 compared to Q2 2022
Carlin's income for the three month period ended June 30, 2023 was 4% lower than the same prior year period due to a higher cost of sales per ounce2, partially offset by a higher realized gold price1. Sales volumes were almost in line with the same prior year period.
Gold production for the three month period ended June 30, 2023 was 2% higher than the same prior year period as a result of the higher average grade processed driven by higher grades mined from the open pits, combined with improved recovery rates from the autoclave related to the RIL to CIL conversion which was completed in the first quarter of 2023. This was partially offset by the closure of the Gold Quarry concentrator, combined with lower heap leach production driven by the lower tonnes stacked in the prior quarter and the leach cycle.
Total tonnes mined were 6% lower than the same prior year period with mining at the Goldstrike 5th NW being completed in the fourth quarter of 2022. In addition, there was higher waste stripping in the same prior year period. At Goldstar, lower tonnes were mined compared to the same prior year period with mining of the current phases to be completed in the third quarter of 2023. Offsetting this, mining activity at Gold Quarry was significantly higher in the current quarter to meet planned ore delivery requirements in the second half of 2023, while initial waste stripping ramped-up at the next phase of South Arturo whereas there was no mining at South Arturo in the same prior year period. Average open pit mined grade increased by 96% compared to the same prior year period, primarily due to the mining of a lower proportion of heap leach ore. Underground tonnes and grade mined were 13% and 7% lower, respectively, compared to the same prior year period, driven by a change in the mix of ore sources across the different underground operations, as per the mine plan.
Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended June 30, 2023 were 19% and 18% higher, respectively, than the same prior year period, primarily due to higher maintenance costs associated with the Gold Quarry roaster shutdown early in the second quarter of 2023 and higher maintenance costs related to the open pit truck fleet which is scheduled to be replaced in the following years. For the three month period ended June 30, 2023, all-in sustaining costs per ounce1 increased by 18% compared to the same prior year period, mainly due to higher total cash costs per ounce1 combined with higher minesite sustaining capital expenditures1.
Capital expenditures in the second quarter of 2023 were 18% higher compared with the same prior year period, primarily due to an increase in projects related to processing and underground facilities.

YTD 2023 compared to YTD 2022
Carlin’s income for the six month period ended June 30, 2023 was 40% lower than the same prior year period, mainly due to lower sales volume and an increase in cost of sales per ounce2. This was partially offset by a higher realized gold price1.
Gold production for the six month period ended June 30, 2023 was 12% lower than the same prior year period, mainly due to the autoclave conversion from RIL to CIL in the first quarter of 2023 and the closure of the Gold Quarry concentrator. In addition, production was impacted by lower leach production driven by the leach cycle combined with the planned maintenance shutdowns at both roasters that occurred earlier in 2023.
Total tonnes mined decreased by 14% compared to the same prior year period. At the open pit operations, waste tonnes mined were lower, primarily driven by record snowfall levels impacting the first quarter of 2023, as well as open pit sequencing per the mine plan. This was partially offset by an increase in ore tonnes mined from the Gold Star open pit, where mining continued to advance in ore, resulting in lower capitalized waste tonnes mined compared to the same prior year period. In addition, waste stripping ramped-up at the next phase of South Arturo whereas there was no mining at South Arturo in the same prior year period. Average open pit mined grade increased by 114% compared to the same prior year period, primarily due to the progression of mining in the Gold Quarry and Gold Star open pits. Underground tonnes and grade mined were 14% and 5% lower, respectively, compared to the same prior year period, driven by a change in the mix of ore sources across the different underground operations, as per the mine plan.
Cost of sales per ounce2 and total cash costs per ounce1 for the six month period ended June 30, 2023 were both 29% higher than the same prior year period, due to higher maintenance costs driven by the planned shutdowns at both roasters in 2023, higher maintenance costs related to the open pit truck fleet combined with the impact of lower sales volumes. For the six month period ended June 30, 2023, all-in sustaining costs per ounce1 were 30% higher than the same prior year period, mainly due to higher total cash costs per ounce1, combined with higher minesite sustaining capital expenditures1.
Capital expenditures for the six month period ended June 30, 2023 increased by 12% primarily due to an increase in projects related to processing and underground facilities, along with the timing of underground mobile equipment deliveries across Carlin’s mining operations.

BARRICK SECOND QUARTER 2023	20	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Cortez (61.5%)a, Nevada, USA

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/23	3/31/23	% Change	6/30/22	% Change	6/30/23	6/30/22	% Change
Total tonnes mined (000s)	20,143	15,326	31%	18,333	10%	35,469	36,228	(2)%
Open pit ore	4,104	2,172	89%	1,084	279%	6,276	2,707	132%
Open pit waste	15,682	12,856	22%	16,911	(7)%	28,538	32,905	(13)%
Underground	357	298	20%	338	6%	655	616	6%
Average grade (grams/tonne)
Open pit mined	0.79	0.82	(4)%	0.81	(2)%	0.80	0.93	(14)%
Underground mined	9.21	9.34	(1)%	10.04	(8)%	9.27	9.68	(4)%
Processed	1.21	1.77	(32)%	2.34	(48)%	1.43	2.00	(29)%
Ore tonnes processed (000s)	3,973	2,537	57%	1,430	178%	6,510	3,444	89%
Oxide mill	630	564	12%	618	2%	1,194	1,282	(7)%
Roasters	152	153	(1)%	220	(31)%	305	492	(38)%
Heap leach	3,191	1,820	75%	592	439%	5,011	1,670	200%
Recovery rate	82%	83%	(1)%	78%	5%	83%	79%	5%
Oxide Mill	80%	82%	(2)%	68%	18%	81%	70%	16%
Roasters	87%	87%	0%	88%	(1)%	87%	87%	0%
Gold produced (000s oz)	110	140	(21)%	97	13%	250	212	18%
Oxide Mill	55	69	(20)%	32	72%	124	67	85%
Roasters	33	31	6%	47	(30)%	64	96	(33)%
Heap leach	22	40	(45)%	18	22%	62	49	27%
Gold sold (000s oz)	112	137	(18)%	95	18%	249	213	17%
Revenue ($ millions)	220	262	(16)%	175	26%	482	399	21%
Cost of sales ($ millions)	150	182	(18)%	111	35%	332	242	37%
Income ($ millions)	66	78	(15)%	60	10%	144	152	(5)%
EBITDA ($ millions)[b]	107	134	(20)%	90	19%	241	220	10%
EBITDA margin[c]	49%	51%	(4)%	51%	(4)%	50%	55%	(9)%
Capital expenditures ($ millions)	68	56	21%	76	(11)%	124	129	(4)%
Minesite sustaining[b]	50	41	22%	61	(18)%	91	102	(11)%
Project[b]	18	15	20%	15	20%	33	27	22%
Cost of sales ($/oz)	1,346	1,324	2%	1,168	15%	1,334	1,138	17%
Total cash costs ($/oz)[b]	972	913	6%	850	14%	940	814	15%
All-in sustaining costs ($/oz)[b]	1,453	1,233	18%	1,538	(6)%	1,332	1,323	1%
All-in costs ($/oz)[b]	1,618	1,340	21%	1,692	(4)%	1,465	1,450	1%
a.Includes Goldrush.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 75 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended
	6/30/23	3/31/23
LTI	1	1
LTIFR[3]	0.94	0.95
TRIFR[3]	1.88	1.89
Class 1[4] environmental incidents	0	0

Financial Results
Q2 2023 compared to Q1 2023
Cortez’s income for the second quarter of 2023 was 15% lower than the prior quarter due to lower sales volumes and slightly higher cost of sales per ounce2, partially offset by a higher realized gold price1.
Gold production in the second quarter of 2023 was 21% lower than the prior quarter, resulting from lower heap leach production from the Crossroads open pit due to lower tonnes stacked in the prior quarter and the leach cycle. This was partially offset by higher production from both Cortez Hills underground and the Goldrush bulk sample.
Total tonnes mined were 31% higher compared to the prior quarter primarily driven by the open pits. Open pit ore tonnes mined were 89% higher than the prior quarter while grade was 4% lower. This was mainly due to mine sequencing at both Crossroads and Cortez Pits, combined with record snowfall levels impacting the prior quarter.

BARRICK SECOND QUARTER 2023	21	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Waste stripping was 22% higher than the prior quarter, as per the mine plan. Underground tonnes mined were 20% higher than the prior quarter, driven by the mine sequence and planned major maintenance performed on the Cortez Hills conveyor, which was completed in the second quarter. Underground grades mined were slightly lower than the prior quarter.
Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2023 were 2% and 6% higher, respectively, than the prior quarter, due to the impact of a higher proportion of comparatively higher cost refractory production in the sales mix, partially offset by lower energy prices. In the second quarter of 2023, all-in sustaining costs per ounce1 were 18% higher than the prior quarter, driven by higher total cash costs per ounce1 combined with increased minesite sustaining capital expenditures1.
Capital expenditures in the second quarter of 2023 were 21% higher than the prior quarter, mainly due to both higher minesite sustaining and project capital expenditures1. Minesite sustaining capital expenditures1 were 22% higher compared to the prior quarter, mainly due to the ramp-up in commissioning of the new open pit truck fleet. Project capital expenditures were 20% higher than the prior quarter on the back of increased activity at Goldrush.

Q2 2023 compared to Q2 2022
Cortez’s income for the three month period ended June 30, 2023 was 10% higher than the same prior year period, primarily due to a higher sales volume and a higher realized gold price1, partially offset by a higher cost of sales per ounce2.
Gold production for the three month period ended June 30, 2023 was 13% higher than the same prior year period, primarily driven by higher oxide mill and heap leach production from the Crossroads open pit and higher underground production, slightly offset by lower refractory production from the Pipeline open pit.
Total tonnes mined were 10% higher compared to the same prior year period, driven by higher open pit tonnes mined, combined with improved underground performance. Open pit ore tonnes and grade mined were almost three times higher and 2% lower, respectively, compared to the same prior year period driven by mine plan sequencing at Crossroads and the development of Cortez Pits, offset slightly by the completion of mining high grade ore from Phase 10 at Pipeline in the first half of 2022. Underground tonnes mined increased by 6% over the same prior year period, primarily driven by Cortez Hills underground and increased development activity at Goldrush underground.
Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended June 30, 2023 were 15% and 14% higher, respectively, than the same prior year period, due to lower grades processed, reflecting a higher proportion of ounces sourced from the open pit operation, partially offset by the impact of higher sales volumes. For the three month period ended June 30, 2023, all-in sustaining costs per ounce1 decreased by 6% compared to the same prior year period, due to lower minesite sustaining capital expenditures1, partially offset by higher total cash costs per ounce1.
Capital expenditures for the three month period ended June 30, 2023 decreased by 11% from the same prior year period, due to lower minesite sustaining capital expenditures, while project capital expenditures1 were slightly higher than the prior year period. Minesite sustaining capital expenditures were 18% lower than the same prior year period resulting from lower capitalized waste stripping, primarily at Crossroads. Project capital expenditures1 were 20% higher than the same prior year period due to increased activity at Goldrush.

YTD 2023 compared to YTD 2022
Cortez’s income for the six month period ended June 30, 2023 was 5% lower than the same prior year period, primarily due to a higher cost of sales per ounce2, partially offset by higher sales volume and a higher realized gold price1.
Gold production for the six month period ended June 30, 2023 was 18% higher than the same prior year period. This was primarily driven by higher oxide ore tonnes mined from Crossroads and Cortez Hills underground, combined with higher heap leach production. This was partially offset by a decrease in refractory ore shipped and processed at the Carlin roasters.
Total tonnes mined were 2% lower than the same prior year period primarily due to lower open pit waste mined. Open pit ore tonnes mined were 132% higher compared to the same prior year period, primarily driven by the transition from the Pipeline pit, which ceased mining operations in the first quarter of 2022, to the next phases at Crossroads and Cortez Pits. Underground tonnes mined increased by 6% over the same prior year period, driven by Cortez Hills underground and increased development activity at Goldrush.
Cost of sales per ounce2 and total cash costs per ounce1 for the six month period ended June 30, 2023 were 17% and 15% higher, respectively, than the same prior year period due to lower grades processed, reflecting a higher proportion of ounces sourced from the open pit operations combined with lower capitalized stripping. For the six month period ended June 30, 2023, all-in sustaining costs per ounce1 increased by 1% compared to the same prior year period, due to higher total cash costs per ounce1, largely offset by lower minesite sustaining capital expenditures1.
Capital expenditures for the six month period ended June 30, 2023 decreased by 4% from the same prior year period, due to lower minesite sustaining capital expenditures1, partially offset by higher project capital expenditures1. Minesite sustaining capital expenditures1 were 11% lower compared to the same prior year period, primarily due to a decrease in capitalized waste stripping at Crossroads. Project capital expenditures1 were 22% higher due to increased activity at Goldrush.

BARRICK SECOND QUARTER 2023	22	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Turquoise Ridge (61.5%), Nevada, USA

Summary of Operating and Financial Data

		For the three months ended				For the six months ended
	6/30/23	3/31/23	% Change	6/30/22	% Change	6/30/23	6/30/22	% Change
Total tonnes mined (000s)	218	233	(6)%	235	(7)%	451	446	1%
Open pit ore	0	0	0%	24	(100)%	0	24	(100)%
Open pit waste	0	0	0%	0	0%	0	0	0%
Underground	218	233	(6)%	211	3%	451	422	7%
Average grade (grams/tonne)
Open pit mined	n/a	n/a	n/a	1.52	n/a	n/a	1.52	n/a
Underground mined	11.22	10.08	11%	11.05	2%	10.64	11.46	(7)%
Processed	4.85	3.84	26%	4.06	19%	4.25	4.32	(2)%
Ore tonnes processed (000s)	504	729	(31)%	701	(28)%	1,233	1,240	(1)%
Oxide Mill	80	101	(21)%	90	(11)%	181	183	(1)%
Autoclave	424	628	(32)%	611	(31)%	1,052	1,057	0%
Recovery rate	87%	83%	5%	81%	7%	85%	80%	6%
Oxide Mill	85%	87%	(2)%	82%	4%	86%	80%	7%
Autoclave	87%	82%	6%	81%	7%	85%	80%	6%
Gold produced (000s oz)	68	81	(16)%	75	(9)%	149	142	5%
Oxide Mill	3	3	0%	3	0%	6	6	0%
Autoclave	64	77	(17)%	70	(9)%	141	132	7%
Heap leach	1	1	0%	2	(50)%	2	4	(50)%
Gold sold (000s oz)	72	82	(12)%	76	(5)%	154	140	10%
Revenue ($ millions)	143	156	(8)%	143	0%	299	263	14%
Cost of sales ($ millions)	106	116	(9)%	99	7%	222	191	16%
Income ($ millions)	35	40	(13)%	42	(17)%	75	70	7%
EBITDA ($ millions)[a]	61	71	(14)%	69	(12)%	132	123	7%
EBITDA margin[b]	43%	46%	(7)%	48%	(10)%	44%	47%	(6)%
Capital expenditures ($ millions)	15	21	(29)%	24	(38)%	36	46	(22)%
Minesite sustaining[a]	14	18	(22)%	17	(18)%	32	33	(3)%
Project[a]	1	3	(67)%	7	(86)%	4	13	(69)%
Cost of sales ($/oz)	1,466	1,412	4%	1,289	14%	1,438	1,356	6%
Total cash costs ($/oz)[a]	1,088	1,034	5%	928	17%	1,059	974	9%
All-in sustaining costs ($/oz)[a]	1,302	1,271	2%	1,195	9%	1,286	1234	4%
All-in costs ($/oz)[a]	1,310	1,306	0%	1,284	2%	1,308	1326	(1)%
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 75 of this MD&A.
b.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended
	6/30/23	3/31/23
LTI	1	1
LTIFR[3]	1.59	1.62
TRIFR[3]	1.59	4.87
Class 1[4] environmental incidents	0	0

Financial Results
Q2 2023 compared to Q1 2023
Turquoise Ridge’s income for the second quarter of 2023 was 13% lower than the prior quarter due to lower sales volume and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.
Gold production in the second quarter of 2023 was 16% lower than the prior quarter, mainly due to the planned Sage autoclave maintenance shutdown. This was partially offset by a higher average grade processed and higher recoveries.
Total tonnes mined were 6% lower than the prior quarter driven by lower tonnes mined from Vista underground combined with lower tonnes mined from Turquoise Ridge underground due to unplanned maintenance events. Grades mined increased by 11% compared to the prior quarter as per the mine sequence at both underground mines.
Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2023 were 4% and 5% higher, respectively, than the prior quarter, primarily due to lower sales volumes, combined with higher autoclave maintenance costs resulting from the shutdown mentioned above, partially offset by lower energy costs. All-in sustaining costs per ounce1 were 2% higher than the prior quarter, primarily reflecting higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures1.
Capital expenditures in the second quarter of 2023 were 29% lower than the prior quarter resulting from both decreased minesite sustaining1 and project capital expenditures1. Minesite sustaining capital expenditures1

BARRICK SECOND QUARTER 2023	23	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
were 22% lower than the prior quarter due to decreased underground development per the mine plan. Project capital expenditures1 at the Third Shaft were 67% lower as the Third Shaft project was largely completed by the end of 2022.

Q2 2023 compared to Q2 2022
Turquoise Ridge’s income for the second quarter of 2023 was 17% lower than the same prior year period due to lower sales volumes and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.
Gold production for the three month period ended June 30, 2023 was 9% lower than the same prior year period, primarily due to lower throughput at the Sage autoclave due to the maintenance shutdown in the current quarter (whereas for 2022, the shutdown occurred in Q1).
Total tonnes mined were 7% lower relative to the same prior year period primarily due to the completion of mining in the Vista open pit in 2022 and lower Vista underground tonnes mined per the mine plan. Underground grades mined increased 2% compared to the prior quarter as per the mine plan.
Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended June 30, 2023 were 14% and 17% higher, respectively, than the same prior year period primarily owing to lower sales volumes and higher maintenance costs driven by the planned shutdown of the Sage autoclave. All-in sustaining costs per ounce1 were 9% higher than the same prior year period, reflecting higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures1.
Capital expenditures for the three month period ended June 30, 2023 were 38% lower than the same prior year period, with lower project capital expenditures1, combined with lower underground development as per the mine plan.

YTD 2023 compared to YTD 2022
Turquoise Ridge’s income for the six month period ended June 30, 2023 was 7% higher than the same prior year period, mainly due to higher sales volume and a higher realized gold price1, partially offset by a higher cost of sales per ounce2.
Gold production for the six month period ended June 30, 2023 was 5% higher compared to the same prior year period, primarily due to higher autoclave recoveries, which was positively impacted by improved carbon management, partially offset by slightly lower grades.
Cost of sales per ounce2 and total cash costs per ounce1 for the six month period ended June 30, 2023 were 6% and 9% higher, respectively, than the same prior year period, due to higher maintenance expense partially offset by higher sales volumes. All-in sustaining costs per ounce1 increased by 4% compared to the same prior year period, primarily due to higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures1.
Capital expenditures for the six month period ended June 30, 2023 decreased by 22% compared to the same prior year period, mainly due to a decrease in project capital expenditures1 as the Third Shaft project was largely completed by the end of 2022. This was combined with lower minesite sustaining capital expenditures1 due to lower underground development.

BARRICK SECOND QUARTER 2023	24	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Other Mines - Nevada Gold Mines

Summary of Operating and Financial Data

						For the three months ended
	6/30/23					3/31/23
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]
Phoenix (61.5%)	29	2,075	948	1,132	5	27	2,380	1,198	1,365	3
Long Canyon (61.5%)	3	1,640	637	677	0	2	1,621	579	629	0
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 75 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures1.

Phoenix (61.5%)
Gold production for Phoenix in the second quarter of 2023 was 7% higher compared to the prior quarter, mainly driven by higher recoveries related to ore chemistry. This was partly offset by lower grade ore mined as per the mine plan.
Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2023 were 13% and 21% lower, respectively, than the prior quarter mainly due to the impact of higher sales volumes, combined with a reduction of energy prices. In the second quarter of 2023, all-in sustaining costs per ounce1 decreased by 17% compared to the prior quarter due to lower total cash costs per ounce1, partially offset by higher minesite sustaining capital expenditures1.
Capital expenditures for the three month period ended June 30, 2023 were 67% higher compared to the prior quarter due to increased capitalized drilling.

Long Canyon (61.5%)
Mining of Phase 1 was completed in May 2022 and residual leaching commenced thereafter. We continue to work on optimizing the asset’s mine life extension, including study work in preparation for permitting.

BARRICK SECOND QUARTER 2023	25	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Pueblo Viejo (60%)a, Dominican Republic

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/23	3/31/23	% Change	6/30/22	% Change	6/30/23	6/30/22	% Change
Open pit tonnes mined (000s)	5,115	5,651	(9)%	4,821	6%	10,766	9,139	18%
Open pit ore	1,513	2,342	(35)%	1,341	13%	3,855	2,540	52%
Open pit waste	3,602	3,309	9%	3,480	4%	6,911	6,599	5%
Average grade (grams/tonne)
Open pit mined	1.89	1.85	2%	2.69	(30)%	1.87	2.58	(28)%
Processed	2.31	2.22	4%	2.95	(22)%	2.26	2.69	(16)%
Autoclave ore tonnes processed (000s)	1,206	1,377	(12)%	1,304	(8)%	2,583	2,815	(8)%
Recovery rate	89%	89%	0%	84%	6%	89%	86%	3%
Gold produced (000s oz)	77	89	(13)%	105	(27)%	166	209	(21)%
Gold sold (000s oz)	79	90	(12)%	102	(23)%	169	206	(18)%
Revenue ($ millions)	153	175	(13)%	188	(19)%	328	391	(16)%
Cost of sales ($ millions)	105	112	(6)%	118	(11)%	217	230	(6)%
Income ($ millions)	46	61	(25)%	59	(22)%	107	148	(28)%
EBITDA ($ millions)[b]	82	100	(18)%	95	(14)%	182	219	(17)%
EBITDA margin[c]	54%	57%	(5)%	51%	6%	55%	56%	(2)%
Capital expenditures ($ millions)	74	68	9%	82	(10)%	142	155	(8)%
Minesite sustaining[b]	29	31	(6)%	30	(3)%	60	56	7%
Project[b]	45	37	22%	52	(13)%	82	99	(17)%
Cost of sales ($/oz)	1,344	1,241	8%	1,154	16%	1,289	1,115	16%
Total cash costs ($/oz)[b]	840	714	18%	724	16%	772	703	10%
All-in sustaining costs ($/oz)[b]	1,219	1,073	14%	1,024	19%	1,141	985	16%
All-in costs ($/oz)[b]	1,788	1,481	21%	1,536	16%	1,625	1,468	11%
a.Barrick is the operator of Pueblo Viejo and owns 60%, with Newmont Corporation owning the remaining 40%. Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 75 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended
	6/30/23	3/31/23
LTI	0	0
LTIFR[3]	0.00	0.00
TRIFR[3]	1.03	0.96
Class 1[4] environmental incidents	0	0

Financial Results
Q2 2023 compared to Q1 2023
Pueblo Viejo’s income for the second quarter of 2023 was 25% lower than the prior quarter, mainly due to lower sales volume and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.
Gold production in the second quarter of 2023 was 13% lower than the prior quarter, mainly due to lower throughput due to tie-in and commissioning work related to the plant expansion.
Cost of sales per ounce2 and total cash costs per ounce1 for the second quarter of 2023 were 8% and 18% higher, respectively, compared to the prior quarter. Both increases were driven by higher planned plant maintenance and lower production, partially offset by higher margins from third-party energy sales at the Quisqueya power plant. The cost of sales per ounce2 was further impacted by higher depreciation expense. Total cash costs per ounce1 were also impacted by lower by-product credits from silver sales. For the second quarter of 2023, all-in sustaining costs per ounce1 were 14% higher than the prior quarter, mainly due to higher total cash costs per ounce1 and higher minesite sustaining capital expenditures1 on a per ounce basis.
Capital expenditures for the second quarter of 2023 increased by 9% compared to the prior quarter, primarily due to higher project capital expenditures1 from the plant expansion. This was partially offset by lower minesite sustaining capital expenditures1 due to the purchase of new mining equipment and mobile equipment components in the prior quarter.

Q2 2023 compared to Q2 2022
Pueblo Viejo’s income for the second quarter of 2023 was 22% lower than the same prior year period, driven by a higher costs of sales per ounce2 and lower sales volumes, partially offset by a higher realized gold price1.
Gold production for the three month period ended June 30, 2023 was 27% lower than the same prior year period due to lower grades processed, in line with the mine plan, as well as lower throughput as explained above. These impacts were partially offset by higher recovery.
Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended June 30, 2023 were both 16% higher than the same prior year period. This was mainly due to the impact of lower grades processed, and higher labor costs. For the three month period ended June 30, 2023, all-in sustaining costs per ounce1 were 19% higher than the same prior year period due to higher minesite sustaining capital expenditures1 on a per ounce basis and higher total cash costs per ounce1.

BARRICK SECOND QUARTER 2023	26	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Capital expenditures for the three month period ended June 30, 2023 decreased by 10% compared to the same prior year period, primarily due to lower project capital expenditures1 incurred on the plant expansion as the project nears completion, and slightly lower minesite sustaining capital expenditures1 relating to the Llagal TSF.

YTD 2023 compared to YTD 2022
Pueblo Viejo’s income for the six month period ended June 30, 2023 was 28% lower than the same prior year period, primarily due to lower sales volume and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.
Gold production for the six month period ended June 30, 2023 was 21% lower than the same prior year period, primarily due to lower grades processed in line with the planned mining and stockpile feed sequence, and lower throughput as explained above.

Cost of sales per ounce2 and total cash costs per ounce1 for the six month period ended June 30, 2023 were 16% and 10% higher, respectively, than the same prior year period, primarily due to the impact of lower grades processed and higher input costs driven by higher labor costs. For the six month period ended June 30, 2023, all-in sustaining costs per ounce1 increased by 16% compared to the same prior year period, primarily reflecting the higher total cash costs per ounce1 and higher minesite sustaining capital expenditures1.
Capital expenditures for the six month period ended June 30, 2023 decreased by 8% compared to the same prior year period, primarily due to lower project capital expenditures1 incurred on the plant expansion, partially offset by higher minesite sustaining capital expenditures1 mainly related to the Llagal TSF and the purchase of new mining equipment.

BARRICK SECOND QUARTER 2023	27	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Loulo-Gounkoto (80%)a, Mali

Summary of Operating and Financial Data

		For the three months ended				For the six months ended
	6/30/23	3/31/23	% Change	6/30/22	% Change	6/30/23	6/30/22	% Change
Total tonnes mined (000s)	7,614	8,370	(9)%	7,832	(3)%	15,984	17,157	(7)%
Open pit ore	512	125	310%	684	(25)%	637	1,419	(55)%
Open pit waste	6,189	7,399	(16)%	6,310	(2)%	13,588	14,107	(4)%
Underground	913	846	8%	838	9%	1,759	1,631	8%
Average grade (grams/tonne)
Open pit mined	2.72	2.22	23%	2.09	30%	2.62	1.91	37%
Underground mined	5.05	5.62	(10)%	4.33	17%	5.33	4.61	16%
Processed	4.67	4.69	0%	4.72	(1)%	4.68	4.73	(1)%
Ore tonnes processed (000s)	1,018	1,006	1%	1,018	0%	2,024	2,013	1%
Recovery rate	92%	91%	1%	91%	1%	91%	91%	0%
Gold produced (000s oz)	141	137	3%	140	1%	278	278	0%
Gold sold (000s oz)	140	134	4%	141	(1)%	274	278	(1)%
Revenue ($ millions)	275	257	7%	265	4%	532	523	2%
Cost of sales ($ millions)	160	171	(6)%	155	3%	331	304	9%
Income ($ millions)	110	85	29%	106	4%	195	212	(8)%
EBITDA ($ millions)[b]	159	141	13%	158	1%	300	314	(4)%
EBITDA margin[c]	58%	55%	5%	60%	(3)%	56%	60%	(7)%
Capital expenditures ($ millions)	73	83	(12)%	66	11%	156	117	33%
Minesite sustaining[b]	61	43	42%	39	56%	104	72	44%
Project[b]	12	40	(70)%	27	(56)%	52	45	16%
Cost of sales ($/oz)	1,150	1,275	(10)%	1,093	5%	1,211	1,091	11%
Total cash costs ($/oz)[b]	801	855	(6)%	730	10%	827	725	14%
All-in sustaining costs ($/oz)[b]	1,245	1,190	5%	1,013	23%	1,218	997	22%
All-in costs ($/oz)[b]	1,335	1,485	(10)%	1,205	11%	1,409	1,158	22%
a.Barrick owns 80% of Société des Mines de Loulo SA and Société des Mines de Gounkoto with the Republic of Mali owning 20%. Loulo-Gounkoto is accounted for as a subsidiary with a 20% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 80% share, inclusive of the impact of the purchase price allocation resulting from the merger with Randgold.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 75 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended
	6/30/23	3/31/23
LTI	0	0
LTIFR[3]	0.00	0.00
TRIFR[3]	0.53	0.52
Class 1[4] environmental incidents	0	0

Financial Results
Q2 2023 compared to Q1 2023
Loulo-Gounkoto’s income for the second quarter of 2023 was 29% higher than the prior quarter mainly due to a higher realized gold price1, higher sales volumes and a lower cost of sales per ounce2.
Gold production for the second quarter of 2023 was 3% higher than the prior quarter mainly due to higher tonnes processed and higher recoveries.
Cost of sales per ounce2 and total cash costs per ounce1 for the second quarter of 2023 were 10% and 6% lower, respectively, than the prior quarter, mainly due to a lower strip ratio and lower power costs. For the second quarter of 2023, all-in sustaining costs per ounce1 were 5% higher than the prior quarter, mainly due to increased minesite sustaining capital expenditures1, partially offset by the lower total cash costs per ounce1.
Capital expenditures for the second quarter of 2023 decreased by 12% compared to the prior quarter, mainly driven by lower project capital expenditures1, partially offset by higher minesite sustaining capital expenditures1. Lower project capital expenditures1 were mainly due to lower spending on the TSF. The increase in minesite sustaining capital expenditures1 was primarily due to higher capitalized underground development in Gounkoto following the commencement of production.

Q2 2023 compared to Q2 2022
Loulo-Gounkoto’s income for the second quarter of 2023 was 4% higher than the same prior year period, primarily due to a higher realized gold price1, partially offset by a higher cost of sales per ounce2 and marginally lower sales volumes.
Gold production for the three month period ended June 30, 2023 was 1% higher compared to the same prior year period, mainly due to higher recoveries, partially offset by slightly lower grades.
Cost of sales per ounce2 and total cash costs per ounce1 for the second quarter of 2023 were 5% and 10% higher, respectively, than the same prior year period mainly due to the impact of higher underground costs driven by an increase in operating development meters. For the second quarter of 2023, all-in sustaining costs per ounce1

BARRICK SECOND QUARTER 2023	28	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
increased by 23% compared to the same prior year period, reflecting higher minesite sustaining capital expenditures1 and the increase in total cash costs per ounce1.
Capital expenditures for the three month period ended June 30, 2023 increased by 11% compared to the same prior year period, driven by higher minesite sustaining capital expenditures1, partially offset by lower project capital expenditures1. The higher minesite sustaining capital expenditures1 was a result of increased expenditure on the tailings buttressing project and new equipment purchases in the underground. The decrease in project capital expenditures1 was driven by the completion of the initial development of the Gounkoto underground in the first quarter of 2023.

YTD 2023 compared to YTD 2022
Loulo-Gounkoto’s income for the six month period ended June 30, 2023 was 8% lower than the same prior year period, primarily due to lower sales volumes and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.
Gold production in the six month period ended June 30, 2023 was in line with the same prior year period, as per the mine plan.
Cost of sales per ounce2 and total cash costs per ounce1 for the six month period ended June 30, 2023 were 11% and 14% higher, respectively, than the same prior year period due to the impact of higher royalties due to the higher realized gold price and increased underground mining costs due to an increase in operating development meters. For the six month period ended June 30, 2023, all-in sustaining costs per ounce1 were 22% higher than the same prior year period, due to higher minesite sustaining capital expenditures1 and higher total cash costs per ounce1.

Capital expenditures in the six month period ended June 30, 2023 increased by 33% compared to the same prior year period, driven by both higher minesite sustaining1 and project capital expenditures1. The higher minesite sustaining capital expenditures1 reflect increased expenditure on the tailings buttressing project, new equipment purchases in the underground, partially offset by lower underground development capital reflecting the focus on operating development meters in the current period. The increase in project capital expenditures1 was driven by the Loulo-Gounkoto solar expansion.

Regulatory Matters
In August 2022, the Government of Mali announced that it would conduct an audit of the Malian gold mining industry, including the Loulo-Gounkoto complex. Since that time, Barrick has engaged with the government-appointed auditors and hosted the auditors at Loulo-Gounkoto for a site visit in November 2022. In April 2023, Barrick received a report containing the auditors’ preliminary findings. During the second quarter, Barrick responded to the report to challenge the auditors’ preliminary findings, which Barrick believes are without merit. Barrick is now waiting for the auditors to issue their final report. In addition, in June 2023, the Government of Mali announced a plan to reform the Malian mining legislation. Barrick is currently engaged in a consultation process with the Malian authorities regarding the proposed reforms.

BARRICK SECOND QUARTER 2023	29	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Kibali (45%)a, Democratic Republic of Congo

Summary of Operating and Financial Data

		For the three months ended				For the six months ended
	6/30/23	3/31/23	% Change	6/30/22	% Change	6/30/23	6/30/22	% Change
Total tonnes mined (000s)	4,475	4,902	(9)%	3,884	15%	9,377	7,690	22%
Open pit ore	698	640	9%	586	19%	1,338	962	39%
Open pit waste	3,317	3,882	(15)%	2,855	16%	7,199	5,934	21%
Underground	460	380	21%	443	4%	840	794	6%
Average grade (grams/tonne)
Open pit mined	1.38	1.42	(3)%	1.81	(24)%	1.40	1.66	(16)%
Underground mined	5.37	4.35	23%	5.38	0%	4.92	5.60	(12)%
Processed	3.18	2.55	25%	3.37	(6)%	2.88	3.37	(15)%
Ore tonnes processed (000s)	949	880	8%	862	10%	1,829	1,643	11%
Recovery rate	90%	88%	2%	87%	3%	89%	88%	1%
Gold produced (000s oz)	87	64	36%	81	7%	151	157	(4)%
Gold sold (000s oz)	87	67	30%	77	13%	154	150	3%
Revenue ($ millions)	172	127	35%	145	19%	299	282	6%
Cost of sales ($ millions)	111	91	22%	90	23%	202	173	17%
Income ($ millions)	60	33	82%	49	22%	93	90	3%
EBITDA ($ millions)[b]	101	58	74%	82	23%	159	151	5%
EBITDA margin[c]	59%	46%	28%	57%	4%	53%	54%	(2)%
Capital expenditures ($ millions)	18	19	(5)%	20	(10)%	37	39	(5)%
Minesite sustaining[b]	10	12	(17)%	14	(29)%	22	29	(24)%
Project[b]	8	7	14%	6	33%	15	10	50%
Cost of sales ($/oz)	1,269	1,367	(7)%	1,164	9%	1,311	1,151	14%
Total cash costs ($/oz)[b]	797	987	(19)%	738	8%	879	741	19%
All-in sustaining costs ($/oz)[b]	955	1,177	(19)%	946	1%	1,052	970	8%
All-in costs ($/oz)[b]	1,043	1,289	(19)%	1,027	2%	1,150	1,036	11%
a.Barrick owns 45% of Kibali Goldmines SA with the DRC and our joint venture partner, AngloGold Ashanti, owning 10% and 45%, respectively. The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali Goldmines SA held through our 50% interest in Kibali (Jersey) Limited and its other subsidiaries (collectively "Kibali"), inclusive of the impact of the purchase price allocation resulting from the merger with Randgold. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 75 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended
	6/30/23	3/31/23
LTI	1	0
LTIFR[3]	0.23	0
TRIFR[3]	0.92	2.10
Class 1[4] environmental incidents	0	0

Financial Results
Q2 2023 compared to Q1 2023
Kibali’s income for the second quarter of 2023 was 82% higher than the prior quarter, mainly due to higher sales volumes, a lower cost of sales per ounce2, and a higher realized gold price1.
Gold production in the second quarter of 2023 was 36% higher than the prior quarter, mainly due to improved throughput, mine sequencing delivering higher grades and increased recoveries following an improvement in operational flexibility gained with the latest development drives.
Cost of sales per ounce2 and total cash costs per ounce1 for the second quarter of 2023 were 7% and 19% lower, respectively, due to the benefit of higher grades processed, better efficiencies from the underground operations and lower processing costs mainly due to lower energy input costs. This was combined with higher sales volume, partially offset by increased royalties due to the higher realized gold price1. Cost of sales per ounce2 was further impacted by an increased depreciation expense. For the second quarter of 2023, all-in sustaining costs per ounce1 was 19% lower compared to the prior quarter, mainly due to lower total cash costs per ounce2 and lower minesite sustaining capital expenditures1.
Capital expenditures for the three month period ended June 30, 2023 were 5% lower compared to the prior quarter, mainly due to lower minesite sustaining capital expenditures1 relating to timing of equipment purchases.

Q2 2023 compared to Q2 2022
Kibali’s income for the three month period ended June 30, 2023 was 22% higher than the same prior year period, driven by higher sales volumes and a higher realized gold price1, partially offset by a higher cost of sales per ounce2.
Gold production for the three month period ended June 30, 2023 was 7% higher than the same prior year period, mainly due to higher throughput and recoveries, partially offset by lower grades processed.
Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended June 30, 2023

BARRICK SECOND QUARTER 2023	30	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
were 9% and 8% higher, respectively, than the same prior year period, mainly due to the transition to lower grade open pit mining areas with longer hauls, partially offset by higher ore delivery from the underground and higher throughput. For the three month period ended June 30, 2023, all-in sustaining costs per ounce1 were 1% higher than the same prior year period, driven by higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures1.
Capital expenditures for the three month period ended June 30, 2023 were 10% lower than the same prior year period, mainly due to lower minesite sustaining capital expenditures1 resulting from the timing of equipment deliveries. This was partially offset by an increase in project capital expenditures1 related to finalizing the Cyanide Recovery Plant, as well as the commencement of the solar project and Oere open pit project, both of which are expected to ramp-up in the second half of the year, with expenditure peaking in 2024.

YTD 2023 compared to YTD 2022
Kibali’s income for the six month period ended June 30, 2023 was 3% higher than the same prior year period, with higher sales volumes and a higher realized gold price1, partially offset by a higher cost of sales per ounce2.

Gold production in the six month period ended June 30, 2023 was 4% lower compared to the same prior year period, mainly due to lower grades processed, partially offset by higher throughput and recoveries. The lower grade was in line with our plan, as we relied on a higher proportion of open pit ore as we focus on underground development, which will continue to ramp-up into the second half of the year.
Cost of sales per ounce2 and total cash costs per ounce1 for the six month period ended June 30, 2023 were 14% and 19% higher, respectively, than the same prior year period, mainly due to the impact of lower grades processed, reflecting a higher proportion of open pit ore feed during the current period. This was partially offset by higher throughput and recovery. For the six month period ended June 30, 2023, all-in sustaining costs per ounce1 were 8% higher compared to the same prior year period, mainly due to higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures1.
Capital expenditures in the six month period ended June 30, 2023 were 5% lower than the same prior year period, mainly due to lower minesite sustaining capital expenditures1 partially offset by increased project capital expenditures1 due to substantially finalizing the Cyanide Recovery Plant and the Kalimva/Ikamva and Pamao open pit projects, as well as the commencement of the solar project and Oere open pit project, both of which are expected to ramp-up in the second half of the year, with expenditure peaking in 2024.

BARRICK SECOND QUARTER 2023	31	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
North Mara (84%)a, Tanzania

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/23	3/31/23	% Change	6/30/22	% Change	6/30/23	6/30/22	% Change
Total tonnes mined (000s)	4,252	3,525	21%	1,789	138%	7,777	3,201	143%
Open pit ore	86	469	(82)%	1,108	(92)%	555	1,817	(69)%
Open pit waste	3,826	2,691	42%	345	1,009%	6,517	724	800%
Underground	340	365	(7)%	336	1%	705	660	7%
Average grade (grams/tonne)
Open pit mined	1.51	2.07	(27)%	1.94	(22)%	1.98	2.02	(2)%
Underground mined	2.96	3.40	(13)%	3.97	(25)%	3.19	4.88	(35)%
Processed	3.08	3.25	(5)%	3.35	(8)%	3.17	3.33	(5)%
Ore tonnes processed (000s)	698	716	(3)%	676	3%	1,414	1,274	11%
Recovery rate	92%	92%	0%	92%	0%	92%	90%	2%
Gold produced (000s oz)	64	68	(6)%	66	(3)%	132	122	8%
Gold sold (000s oz)	64	70	(9)%	67	(4)%	134	125	7%
Revenue ($ millions)	125	133	(6)%	125	0%	258	235	10%
Cost of sales ($ millions)	76	70	9%	70	9%	146	120	22%
Income ($ millions)	43	47	(9)%	55	(22)%	90	113	(20)%
EBITDA ($ millions)[b]	59	63	(6)%	75	(21)%	122	141	(13)%
EBITDA margin[c]	47%	47%	0%	60%	(22)%	47%	60%	(22)%
Capital expenditures ($ millions)	41	35	17%	34	21%	76	52	46%
Minesite sustaining[b]	25	25	0%	11	127%	50	18	178%
Project[b]	16	10	60%	23	(30)%	26	34	(24)%
Cost of sales ($/oz)	1,208	987	22%	1,060	14%	1,092	963	13%
Total cash costs ($/oz)[b]	942	759	24%	756	25%	846	734	15%
All-in sustaining costs ($/oz)[b]	1,355	1,137	19%	957	42%	1,240	918	35%
All-in costs ($/oz)[b]	1,606	1,278	26%	1,301	23%	1,434	1,187	21%
a.Barrick owns 84% of North Mara, with the GoT owning 16%. North Mara is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 75 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended
	6/30/23	3/31/23
LTI	0	1
LTIFR[3]	0.40	0.42
TRIFR[3]	0.81	0.83
Class 1[4] environmental incidents	0	0

Financial Results
Q2 2023 compared to Q1 2023
North Mara's income for the second quarter of 2023 was 9% lower than the prior quarter mainly due to a higher cost of sales per ounce2 and lower sales volume, partially offset by a higher realized gold price1. The income in the prior quarter was also impacted by the $30 million commitment we made (shared equally between North Mara and Bulyanhulu) towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership.
In the second quarter of 2023, production was 6% lower than the prior quarter, mainly due to the planned maintenance for the SAG mill reline, refurbishment of the secondary crusher and slightly lower grade processed as a result of the blending of stockpiled ore in the current period, in line with the mine plan.
Cost of sales per ounce2 and total cash costs per ounce1 were 22% and 24% higher, respectively, than the prior quarter due to lower grades processed as a result of the blending of stockpiled ore. This was combined with planned maintenance and the impact of lower sales volume. All-in sustaining costs per ounce1 in the second quarter of 2023 was 19% higher than the prior quarter, mainly due to higher total cash costs per ounce1, combined with higher minesite sustaining capital expenditures1 on a per ounce basis.
Capital expenditures in the second quarter of 2023 were 17% higher, which was due to higher project capital expenditures1 mainly related to the construction of the underground paste plant, conversion drilling at both the Gokona deep surface and Gena drilling programs, and the additional open pit fleet.

Q2 2023 compared to Q2 2022
North Mara's income for the three month period ending June 30, 2023 was 22% lower than the same prior year period, mainly driven by a higher cost of sales per ounce2 and lower sales volume, partially offset by a higher realized gold price1.
Gold production for the three month period ended June 30, 2023 was 3% lower due to lower grades processed this quarter for the reasons explained above. This was partially offset by higher throughput.

BARRICK SECOND QUARTER 2023	32	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Cost of sales per ounce2 and total cash costs per ounce1 were 14% and 25% higher, respectively, compared to the same prior year period, mainly due to the lower grades processed as a result of the blending of stockpiled ore. This was partially offset by higher capitalized waste stripping at Gena. Cost of sales per ounce2 was further impacted by lower depreciation expense. All-in sustaining costs per ounce1 in the second quarter of 2023 was 42% higher than the same prior year period, mainly due to higher minesite sustaining capital expenditures1, combined with higher total cash cost per ounce1.
For the three month period ending June 30, 2023, capital expenditures increased by 21% compared to the same prior year period, mainly due to higher minesite sustaining capital expenditures1 resulting from increased capitalized waste stripping at Gena and the purchase of the underground fleet. Project capital expenditures1 were lower compared to the same prior year period as the development of the Gena open pit was underway in 2022.

YTD 2023 compared to YTD 2022
North Mara's income for the six month period ending June 30, 2023 was 20% lower than the same prior year period, mainly due to the $30 million commitment we made (shared equally between North Mara and Bulyanhulu) towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership. This was further impacted by a higher cost of sales per ounce2, partially offset by higher sales volume and a higher realized gold price1.

For the six month period ending June 30, 2023, gold production was 8% higher than the same prior year period, mainly due to higher throughput and recoveries resulting from better mining rates.
Cost of sales per ounce2 and total cash costs per ounce1 in the six month period ending June 30, 2023 were 13% and 15% higher, respectively, due to lower grades processed as a result of the blending of stockpiled ore in the current period. This was partially offset by increased capitalized waste stripping and underground development in the first half of 2023. All-in sustaining costs per ounce1 for the six month period ending June 30, 2023 was 35% higher than the same prior year period, reflecting the increase in total cash costs per ounce1, combined with higher minesite sustaining capital expenditures1.
For the six month period ending June 30, 2023, capital expenditures increased by 46% compared to the same prior year period mainly due to higher capitalized waste stripping, reflecting the ramp-up of the Gena open pit. This was partially offset by lower project capital expenditures1 as the development of the Gena open pit was underway in 2022.

BARRICK SECOND QUARTER 2023	33	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Bulyanhulu (84%)a, Tanzania

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/23	3/31/23	% Change	6/30/22	% Change	6/30/23	6/30/22	% Change
Underground tonnes mined (000s)	314	285	10%	246	28%	599	477	26%
Average grade (grams/tonne)
Underground mined	7.21	6.97	3%	8.44	(15)%	7.10	8.35	(15)%
Processed	7.07	7.39	(4)%	8.58	(18)%	7.22	8.19	(12)%
Ore tonnes processed (000s)	222	195	14%	210	6%	417	403	3%
Recovery rate	96%	95%	1%	94%	2%	96%	93%	3%
Gold produced (000s oz)	49	44	11%	54	(9)%	93	99	(6)%
Gold sold (000s oz)	48	46	4%	51	(6)%	94	106	(11)%
Revenue ($ millions)	100	93	8%	99	1%	193	209	(8)%
Cost of sales ($ millions)	59	62	(5)%	60	(2)%	121	126	(4)%
Income ($ millions)	41	17	141%	35	17%	58	78	(26)%
EBITDA ($ millions)[b]	54	30	80%	47	15%	84	104	(19)%
EBITDA margin[c]	54%	32%	69%	47%	15%	44%	50%	(12)%
Capital expenditures ($ millions)	20	20	0%	23	(13)%	40	34	18%
Minesite sustaining[b]	12	16	(25)%	13	(8)%	28	20	40%
Project[b]	8	4	100%	10	(20)%	12	14	(14)%
Cost of sales ($/oz)	1,231	1,358	(9)%	1,163	6%	1,293	1,190	9%
Total cash costs ($/oz)[b]	850	982	(13)%	836	2%	914	842	9%
All-in sustaining costs ($/oz)[b]	1,105	1,332	(17)%	1,094	1%	1,215	1,037	17%
All-in costs ($/oz)[b]	1,273	1,423	(11)%	1,292	(1)%	1,346	1,168	15%
a.Barrick owns 84% of Bulyanhulu, with the GoT owning 16%. Bulyanhulu is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 75 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended
	6/30/23	3/31/23
LTI	2	0
LTIFR[3]	1.20	0.00
TRIFR[3]	3.60	3.77
Class 1[4] environmental incidents	0	0

Financial Results
Q2 2023 compared to Q1 2023
Bulyanhulu's income for the second quarter of 2023 was 141% higher than the prior quarter, mainly due to a lower cost of sales per ounce2, a higher realized gold price1, and higher sales volumes. The income in the prior quarter was also impacted by the $30 million commitment we made (shared equally between North Mara and Bulyanhulu) towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership.
In the second quarter of 2023, production was 11% higher than the prior quarter, primarily due to higher tonnes processed, as development activity increased following the investment in the underground fleet, which provided increased flexibility.
Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2023 were 9% and 13% lower, respectively, than the prior quarter, driven by higher tonnes processed, as described above. All-in sustaining costs per ounce1 in the second quarter of 2023 were 17% lower than the prior quarter, mainly due to lower total cash costs per ounce1 and lower minesite sustaining capital expenditures1.
Capital expenditures in the second quarter of 2023 were in line with the prior quarter, mainly due to a decrease in minesite sustaining capital expenditures1 as the prior quarter reflects the investments in underground support equipment and automation initiatives to maximize mining delivery. This was offset by increased project capital expenditures1 as a result of higher conversion drilling meters relating to brownfield exploration activity.

Q2 2023 compared to Q2 2022
Bulyanhulu's income for the three month period ending June 30, 2023 was 17% higher than the same prior year period, mainly due to a higher realized gold price1, partially offset by lower sales volumes and a higher cost of sales per ounce2.
For the three month period ended June 30, 2023, production was 9% lower than the same prior year period driven by lower grades processed, in line with the mine sequence, partially offset by higher throughput and recoveries.
Cost of sales per ounce2 and total cash costs1 per ounce for the three month period ending June 30, 2023 were 6% and 2% higher, respectively, than the same prior year period. This was mainly due to lower grades processed and the draw-down of finished goods inventory. This was partially offset by higher copper by-product credits and higher underground development in the current quarter. Cost of sales per ounce2 was further impacted by higher depreciation expense. All-in sustaining costs per ounce1 in

BARRICK SECOND QUARTER 2023	34	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
the second quarter of 2023 was 1% higher than the same prior year period, mainly due to higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures1 on a per ounce basis.
For the three month period ending June 30, 2023, capital expenditures were 13% lower than the same prior year period, mainly due to the acquisition of prospective exploration licenses near the mine site included in the project capital expenditures1 in the same prior year period. Minesite sustaining capital expenditures1 were in line with the same prior year period.

YTD 2023 compared to YTD 2022
Bulyanhulu's income for the six month period ending June 30, 2023 was 26% lower than the same prior year period, mainly due to the $30 million commitment we made (shared equally between North Mara and Bulyanhulu) towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership. This was combined with lower sales volumes and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.
For the six month period ending June 30, 2023, gold production was 6% lower than the same prior year period, due to the transition to lower grades, in line with our mine plan. Accordingly, higher tonnes were processed at a higher recovery in the current period as we prioritized underground development as we expect to access higher grade faces from the third quarter of 2023 onwards.

Cost of sales per ounce2 and total cash costs per ounce1 in the six month period ending June 30, 2023 were both 9% higher than the same prior year period, as we transitioned to lower grade ore. This was partially offset by cost efficiencies from higher throughput and improved mining rates. All-in sustaining costs per ounce1 for the six month period ending June 30, 2023 was 17% higher than the same prior year period, mainly due to higher minesite sustaining capital expenditures1 and increased total cash costs per ounce1.
For the six month period ending June 30, 2023, capital expenditures increased by 18% compared to the same prior year period, mainly due to higher minesite sustaining capital expenditures1 from underground development, planned refurbishments on the plant, as well as the arrival of the new underground mining fleet. This was partially offset by lower project capital expenditures1 as the same prior year period included the acquisition of prospective exploration licenses, combined with higher conversion drilling achieved relative to the first half of 2023.

BARRICK SECOND QUARTER 2023	35	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Other Mines - Gold

Summary of Operating and Financial Data

						For the three months ended
	6/30/23					3/31/23
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]
Veladero (50%)	54	1,424	999	1,599	26	43	1,587	1,035	1,761	36
Tongon (89.7%)	44	1,514	1,380	1,465	4	50	1,453	1,182	1,284	4
Hemlo	35	1,562	1,356	1,634	9	41	1,486	1,291	1,609	12
Porgera[c] (47.5%)	—	—	—	—	—	—	—	—	—	—
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 75 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures1.
c.As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided. Refer to page 9 for further information.

Veladero (50%), Argentina
Gold production for Veladero in the second quarter of 2023 was 26% higher than the prior quarter mainly due to higher recoverable ounces placed and improvements in the irrigation plan. Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2023 decreased by 10% and 3%, respectively, compared to the prior quarter primarily driven by the impact of higher production. All-in sustaining costs per ounce1 in the second quarter of 2023 decreased by 9%, driven by lower total cash costs per ounce1 and decreased minesite sustaining capital expenditure1 due to lower capitalized drilling.

Tongon (89.7%), Côte d'Ivoire
Gold production for Tongon in the second quarter of 2023 was 12% lower than the prior quarter mainly due to lower grades and tonnes processed, in line with the mine plan. Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2023 were 4% and 17% higher, respectively, compared to the prior quarter, primarily driven by the impact of lower grades. All-in sustaining costs per ounce1 in the second quarter of 2023 increased by 14%, primarily reflecting the higher total cash costs per ounce1.

Hemlo (100%), Ontario, Canada
Gold production in the second quarter of 2023 was 15% lower than the prior quarter primarily due to lower grades mined and processed as per the mine plan. Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2023 both increased by 5% compared to the prior quarter, primarily due to the impact of the lower grade. In the second quarter of 2023, all-in sustaining costs per ounce1 increased by 2% compared to the prior quarter, primarily reflecting higher total cash costs per ounce1.

BARRICK SECOND QUARTER 2023	36	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Lumwana (100%), Zambia

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/23	3/31/23	% Change	6/30/22	% Change	6/30/23	6/30/22	% Change
Open pit tonnes mined (000s)	26,919	17,178	57%	26,205	3%	44,097	44,850	(2)%
Open pit ore	7,834	4,568	71%	5,830	34%	12,402	10,396	19%
Open pit waste	19,085	12,610	51%	20,375	(6)%	31,695	34,454	(8)%
Average grade
Open pit mined	0.46%	0.38%	21%	0.64%	(28)%	0.43%	0.60%	(28)%
Processed	0.50%	0.38%	32%	0.59%	(15)%	0.44%	0.53%	(17)%
Tonnes processed (000s)	6,578	6,523	1%	6,171	7%	13,101	11,956	10%
Recovery rate	93%	87%	7%	94%	(1)%	90%	94%	(4)%
Copper produced (millions of pounds)	67	48	40%	75	(11)%	115	132	(13)%
Copper sold (millions of pounds)	63	49	29%	71	(11)%	112	141	(21)%
Revenue ($ millions)	189	171	11%	211	(10)%	360	498	(28)%
Cost of sales ($ millions)	176	174	1%	142	24%	350	296	18%
Income (loss) ($ millions)	0	(12)	100%	62	(100)%	(12)	195	(106)%
EBITDA ($ millions)[a]	59	32	84%	95	(38)%	91	266	(66)%
EBITDA margin[b]	31%	19%	63%	45%	(31)%	25%	53%	(53)%
Capital expenditures ($ millions)	71	52	37%	79	(10)%	123	136	(10)%
Minesite sustaining[a]	44	26	69%	79	(44)%	70	136	(49)%
Project[a]	27	26	4%	0	100%	53	0	100%
Cost of sales ($/lb)	2.80	3.56	(21)%	2.01	39%	3.13	2.10	49%
C1 cash costs ($/lb)[a]	2.30	3.09	(26)%	1.68	37%	2.64	1.77	49%
All-in sustaining costs ($/lb)[a]	3.29	3.98	(17)%	3.28	0%	3.59	3.22	11%
All-in costs ($/lb)[a]	3.71	4.51	(18)%	3.29	13%	4.06	3.22	26%
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 75 of this MD&A.
b.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended
	6/30/23	3/31/23
LTI	0	0
LTIFR[3]	0.00	0.00
TRIFR[3]	0.33	0.00
Class 1[4] environmental incidents	0	0

Financial Results
Q2 2023 compared to Q1 2023
Lumwana broke even in the second quarter of 2023, which compares to a loss of $12 million in the prior quarter. This was primarily due to higher sales volumes and a lower cost of sales per pound2, offset by a lower realized copper price1.
Copper production in the second quarter of 2023 was 40% higher than the prior quarter mainly due to higher grades processed, in line with the mine plan, with higher recoveries due to less reliance on stockpiled ore. This was driven by improved mining rates as the new fleet continued to ramp-up.
Cost of sales per pound2 and C1 cash costs per pound1 were 21% and 26% lower, respectively, than the prior quarter due to improved mining efficiencies, combined with higher grade and recoveries. In the second quarter of 2023, all-in sustaining costs per pound1 decreased by 17% compared to the prior quarter, primarily driven by lower C1 cash costs per pound1, partially offset by an increase in minesite sustaining capital expenditures1.
Capital expenditures were 37% higher compared to the prior quarter due to an increase in both minesite sustaining1 and project capital expenditures1. Minesite sustaining capital expenditures1 were 69% higher mainly due to the delivery of the latest batch of replacement mining fleet in the current quarter. Similarly, project capital expenditures1 increased by 4% related to the new owner mining fleet to replace the contract mining.

Q2 2023 compared to Q2 2022
Lumwana broke even in the three month period ended June 30, 2023, compared to income of $62 million in the same prior year period, driven by a lower realized copper price1, lower sales volumes and a higher cost of sales per pound2.
Copper production for the three month period ended June 30, 2023 was 11% lower than the same prior year period, mainly due to lower grades processed, in line with the mine plan. This was further impacted by lower recoveries, partially offset by higher throughput.
Cost of sales per pound2 and C1 cash costs per pound1 for the three month period ended June 30, 2023 were 39% and 37% higher, respectively, compared to the same prior year period, mainly due to lower grades processed and lower capitalized waste stripping. For the three month period ended June 30, 2023, all-in sustaining costs per pound1 was in line with the same prior year period as higher C1 cash costs per pound1 were offset by lower minesite sustaining capital expenditures1.

BARRICK SECOND QUARTER 2023	37	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Capital expenditures for the three month period ended June 30, 2023 were 10% lower than the same prior year period, mainly due to lower minesite capital expenditures1 resulting from decreased capitalized waste stripping. This was partially offset by an increase in project capital expenditures1 relating to the investment in the new owner mining fleet.

YTD 2023 compared to YTD 2022
Lumwana incurred a loss of $12 million in the six month period ended June 30, 2023, compared to income of $195 million in the same prior year period, primarily due to lower sales volume, a lower realized copper price1, and a higher cost of sales per pound2.
Copper production for the six month period ended June 30, 2023 was 13% lower than the same prior year period, primarily due to lower grades processed, in line with the mine plan. This was further impacted by lower recoveries, partially offset by higher throughput.

Cost of sales per pound2 and total C1 cash costs per pound1 for the six month period ended June 30, 2023 were both 49% higher than the same prior year period, mainly due to lower grades processed and lower capitalized waste stripping. For the six month period ended June 30, 2023, all-in sustaining costs per pound1 increased by 11% compared to the same prior year period, mainly due to higher C1 cash costs per pound1 partially offset by lower minesite sustaining capital expenditures1.
Capital expenditures for the six month period ended June 30, 2023 were 10% lower than the same prior year period due to lower minesite sustaining capital expenditures1 primarily related to lower capitalized waste stripping, partially offset by higher project capital expenditures1 related to the investment in the new owner mining fleet.

BARRICK SECOND QUARTER 2023	38	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Other Mines - Copper

Summary of Operating and Financial Data

						For the three months ended
	6/30/23					3/31/23
	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend-itures[b]	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend-itures[b]
Zaldívar (50%)	22	3.89	3.02	3.73	15	22	3.73	2.86	3.22	5
Jabal Sayid (50%)	18	1.61	1.26	1.42	5	18	1.53	1.39	1.61	4
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 75 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures1.

Zaldívar (50%), Chile
Copper production for Zaldívar in the second quarter of 2023 was in line with the prior quarter. Cost of sales per pound2 and C1 cash costs per pound1 were 4% and 6% higher, respectively, than the prior quarter, mainly due to higher maintenance costs. All-in sustaining costs per pound1 in the second quarter of 2023 was 16% higher compared to the prior quarter, mainly due to higher C1 cash costs per pound1 and higher minesite sustaining capital expenditure1 as several assets were replaced as part of an asset integrity program. This investment, of which we are not the operators, continues to be a non-core part of our portfolio.
Jabal Sayid (50%), Saudi Arabia
Jabal Sayid's copper production in the second quarter of 2023 was in line with the prior quarter. Cost of sales per pound2 for the second quarter of 2023 increased by 5% compared to the prior quarter, mainly due to higher depreciation expense. C1 cash costs per pound1 were 9% lower than the prior quarter mainly driven by higher gold by-product credits. All-in sustaining costs per pound1 in the second quarter of 2023 decreased by 12% compared to the prior quarter, due to lower C1 cash costs per pound1, combined with lower minesite sustaining capital expenditure1.

BARRICK SECOND QUARTER 2023	39	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Growth Project Updates

Goldrush Project, Nevada, USA6
Goldrush, at Cortez, is expected to be a long-life underground mine with anticipated annual production in excess of 400,000 ounces per annum (100% basis) once the project reaches commercial production, currently expected in 2026.
The NOA briefing package on the Goldrush FEIS remained under review by the Regional BLM Solicitor during the second quarter. After the Regional Solicitor’s review is complete, the NOA briefing package will then progress to BLM Headquarters and the Department of Interior for review and then be published in the Federal Register, which will officially initiate the public comment period for the FEIS. We now expect receipt of the ROD in the fourth quarter of 2023.
While we await the ROD, underground exploration and development of the future Goldrush mine continues under the Horse Canyon/Cortez Unified Exploration Project Plan of Operations. A minor modification to the Plan was approved by the BLM and is now in-place to allow for an additional 635 thousand tonnes of waste rock to be placed on the existing waste rock storage facility near the Cortez Hills Open Pit after the original limit was reached in early July 2023. We expect this additional waste tonnage allowance to allow underground development to continue into mid-2024. Our priority remains optimizing the ramp-up once we receive the ROD. To that end, recruitment of experienced underground miners and mechanics remains a key focus along with equipment deliveries.
As at June 30, 2023, project spend was $360 million on a 100% basis (including $11 million in the second quarter of 2023) inclusive of the exploration declines. This capital spent to date, together with the remaining expected pre-production capital, is still anticipated to be near the approximate $1 billion initial capital estimate for the Goldrush project (on a 100% basis).

Fourmile, Nevada, USA
Fourmile is the wholly owned Barrick asset in Nevada and has the potential to be another Tier One Gold Asset5. Once the project reaches certain milestones, and under defined conditions, Fourmile will be brought into the NGM JV. The current focus is on exploration drilling with promising results to date as highlighted in the Exploration section. Resource delineation of Fourmile will continue from underground when the multi-purpose drive development is expected to be completed in 2025.

NGM TS Solar Project, Nevada, USA
The TS Solar project is a 200 MW photovoltaic solar farm located adjacent to NGM’s TS Power Plant and interconnected with the existing plant transmission infrastructure. Upon completion, the project will supply renewable energy to NGM’s operations and is expected to deliver a reduction of 254kt of CO2 equivalent emissions per annum, equating to an 8% decrease from NGM’s 2018 baseline.
In the second quarter of 2023, remaining array detailed engineering was finalized with completion of the electrical design. Site civil preparations continued with array bulk earthworks, finished grading across the array footprint, substation foundation construction, and perimeter security fence installation. The mechanical contractor began installing foundation piles and trackers in preparation for module deliveries. The electrical contractor began installing buried cable throughout the array and back to the solar substation. Solar module deliveries began in June 2023, according to schedule and module installation is ongoing.
As at June 30, 2023, project spend was $159 million (including $70 million in the second quarter of 2023) out of an estimated capital cost of $290-310 million (100% basis).

Pueblo Viejo Expansion, Dominican Republic7
The Pueblo Viejo plant expansion and mine life extension project is designed to increase throughput to 14 million tonnes per annum and sustain gold production above 800,000 ounces per year (100% basis) going forward.
Construction and commissioning activities for the plant expansion was substantially completed in the second quarter of 2023, with the new SAG mill, flotation circuits and autoclave flash recycle now operational. Full ramp up was delayed by engineering and commissioning issues in the flotation plant relating to the thickener rake alignment and the flotation cell gearboxes and agitator shafts. We are working with the Original Equipment Manufacturers on these issues.
During the third quarter of 2023, we expect to complete the oxygen plants and limestone mill, and ramp-up the plant to reach full design capacity.
The technical and social studies for additional tailings storage capacity (El Naranjo) continued to advance as planned. The environmental license for the construction and operation of the El Naranjo facility was received from the Government of the Dominican Republic during the second quarter of 2023, marking an important project milestone. Geotechnical drilling and site investigations are ongoing and continue to support the feasibility study, due for completion in the second quarter of 2024.
As at June 30, 2023, total project spend was $964 million (including $75 million in the second quarter of 2023) on a 100% basis. As previously disclosed, the estimated capital cost of the plant expansion and mine life extension project is approximately $2.1 billion (on a 100% basis).

Reko Diq Project
On December 15, 2022, Barrick completed the reconstitution of the Reko Diq project in Pakistan’s Balochistan province. The completion of this transaction involved, among other things, the execution of all of the definitive agreements including the mineral agreement stabilizing the fiscal regime applicable to the project, as well as the grant of mining leases, an exploration license, and surface rights. This completed the process that began earlier in 2022 following the conclusion of a framework agreement among the Governments of Pakistan and Balochistan province, Barrick and Antofagasta plc, which provided a path for the development of the project under a reconstituted structure. The project, which was suspended in 2011 due to a dispute over the legality of its licensing process, hosts one of the world’s largest undeveloped open pit copper-gold porphyry deposits.
The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-

BARRICK SECOND QUARTER 2023	40	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
carried, non-contributing share held by the Provincial Government of Balochistan, an additional 15% held by a special purpose company owned by the Provincial Government of Balochistan and 25% owned by other federal state-owned enterprises. Barrick is the operator of the project. The key fiscal terms for Reko Diq are a 5% NSR payable to the Provincial Government of Balochistan, a 1% NSR final tax regime payable to the Government of Pakistan (subject to a 15-year exemption following commercial production), and a 0.5% NSR export processing zone surcharge.
Barrick has started a full update of the project’s 2010 feasibility and 2011 expansion pre-feasibility studies. The Reko Diq feasibility study update is expected to be completed by the end of 2024, with 2028 targeted for first production.
During the first half 2023, the project team advanced the feasibility study, with engineering consultants engaged to advance key areas and commence basic engineering. Personnel continued to be mobilized for the project with the majority of new hires from Balochistan. The site works were advanced with a focus on camp and infrastructure. The refurbished Reko Diq airstrip was approved for flights and a weekly charter has commenced. The advanced social development commitments for the quarter were met with community programs being advanced at local communities. A second Primary School was established at the Mashki-Cha community and health and water access programs continued to be advanced at the four communities nearest to Reko Diq.
As at June 30, 2023, year-to-date project spend was $19 million (including $14 million in the second quarter of 2023). This amount is recorded in exploration, evaluation and project expense.

Loulo-Gounkoto Solar Project, Mali
The scope of this project is to design, supply and install a 40 MW (48 MW peak) photovoltaic solar farm with a 36 MVA battery energy storage system. Upon completion, we expect to realize a reduction of 23 million liters of fuel, which translates to a saving of approximately 63kt of CO2 equivalent emissions per annum. The project is staged in two phases of solar and battery storage. Phase 1 solar has been completed and 10MVA of battery storage is connected to the micro grid. Phase 2 trackers and inverters are undergoing commissioning. This project is tracking well ahead of schedule and the status is 92% complete (up from 62% as at March 31, 2023). Phase 1 is expected to be completed before the end of 2023 and Phase 2 is now scheduled for early 2024 rather than late 2024.
As at June 30, 2023, project spend was $66 million (including $9 million in the second quarter of 2023) out of an expected capital cost of approximately $90 million (100% basis).

Jabal Sayid Lode 1, Saudi Arabia
The scope of this project is to develop and mine a new orebody, located less than a kilometer from the existing lode at Jabal Sayid, following the completion of a feasibility study that comfortably meets our investment criteria. The project design includes underground capital development as well as ventilation, paste plant and underground mining infrastructure upgrades with stoping expected to commence in the third quarter of 2023. The project is 81% complete (up from 67% as at March 31, 2023) with the up cast ventilation raise bore shaft fully equipped and surface infrastructure undergoing punch listing. The reagent plant has been commissioned ahead of the scheduled treatment of Lode 1 ore. Civil construction for the new paste pump and Direct Flow Reactors is underway.
As at June 30, 2023, project spend was $35 million (including $2 million in the second quarter of 2023) out of an estimated capital cost of approximately $40 million (100% basis).

Lumwana New Mobile Equipment, Zambia
During the fourth quarter of 2022, we began a transition to an owner-miner fleet for waste stripping at Lumwana following a study which concluded that this option could result in a 20% cost reduction within the first five years versus contracted services. Separately, this strategy positions the operation well for future potential expansions including the Super Pit, which has the potential to extend Lumwana’s life into the 2060s. The accelerated pre-feasibility study is scheduled for completion towards the end of next year, with pre-construction expected to start in 2025 and 2028 targeted for first production.
This owner-miner transition is being executed concurrently with the Super Pit pre-feasibility study, which commenced in the fourth quarter of 2022. The first deliveries of the owner stripping fleet were received at the beginning of 2023 with 19 rigid body dump trucks, 5 excavators and 1 ADT in production. Although the delivery schedule has experienced delays, the efficiency of the new fleet has exceeded that of the previous contractor fleet, partially offsetting the shortfall in waste stripping tonnes forecast for the remainder of the year.
As at June 30, 2023, project spend was $85 million (including $27 million in the second quarter of 2023) out of an estimated capital cost of approximately $115 million.

BARRICK SECOND QUARTER 2023	41	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Exploration and Mineral Resource Management

The foundation of our exploration strategy is a deep organizational understanding that discovery through exploration is a long-term investment and the main value driver for our business. Our exploration strategy has multiple elements that all need to be in balance to deliver on Barrick's business plan for growth and long-term sustainability.
First, we seek to deliver projects of a short to medium-term nature that will drive improvements in mine plans. Second, we seek to make new discoveries that add to Barrick's Tier One Gold Asset5 portfolio. Third, we work to optimize the value of our major undeveloped projects and finally, we seek to identify emerging opportunities early in their value chain and secure them by an earn-in or outright acquisition, where appropriate.
The following section summarizes the exploration results from the second quarter of 2023.

North America
Carlin, Nevada, USA8,9
Underground conversion drilling at Miramar continues to return high-grade intercepts along the highly prospective western Veld fault, with results including 12.1 meters TW at 8.36 g/t and 19.4 meters TW at 12.39 g/t Au (NTC-23022) and, 10.5 meters TW at 13.66 g/t Au and 7.7 meters TW at 8.18 g/t (NTC-23012). Drilling completed during the quarter has also highlighted a Veld-parallel structure to the east, the Merlin fault. Results include 13.3 meters TW at 5.07 g/t Au, and 53.7 meters TW at 19.07 g/t Au from NTC-23008, along strike of previously reported NTC-22015 (32.4 meters TW at 9.22 g/t Au), building on the continuity of high-grade along the Merlin fault, which can now be traced over 800 meters northwest to the Fallon target. These drilling results confirm the targeting model further closing the gap between Fallon and Miramar and are expected to add resources at the end of the year.
Further to the west in the Little Boulder Basin, follow up drilling at the Golden Egg target returned 3.8 meters at 6.70 g/t Au (LBB-23008) within 17.1 meters of lower grade mineralization hosted at the top of a sulfidized breccia body. Brecciation and gold anomalism continued for an additional 200 meters throughout the entire altered portions of the hole. Framework drilling 350 meters to the northeast returned weaker alteration, brecciation, and no significant intercepts. A framework hole to the northwest, targeting vectors from gold mineralization intersected to date and brecciation trends will be drilled in the third quarter.
To the west of Goldstrike, framework drilling along the East Bounding fault continues to build on the success of 2022. Three additional one-kilometer-spaced drill holes tested the complex fault system down-dip from legacy surface mines. Each hole to date has intersected >60 meters of anomalous breccia, intense alteration, and mineralized dykes. Assay results are pending and will be reported in the third quarter of 2023. Meanwhile, follow up drilling will continue to vector towards high-grade follow-up opportunities.

Cortez, Nevada, USA10,11
Drilling at the Hanson Footwall target continues to refine the edges of mineralization, as well as the internal continuity of the mineralization. Results returned for the quarter include CMX-23002 (7.3 meters at 15.33 g/t Au), CMX-23006A (12.6 meters at 13.71 g/t Au and 9.8 meters at 7.59 g/t) and CMX-23008 (15.7 meters at 10.39 g/t Au and 10.1 meters at 9.54 g/t). Drilling has now infilled approximately 400 meters of strike, confirming continuity and indicating that the mineralized structure remains open towards the northwest.
At Altenburg Hill at Robertson, step-out drilling on the edge of the existing resource pit design shows the potential for upside expansion beyond current resource shapes, with AHW-23001 (30.0 meters at 0.39 g/t Au).

Fourmile, Nevada, USA
Drilling is currently underway at Fourmile, focused on testing for additional high grade mineralization north of the current resource, as well as defining the high grade controls of the Dorothy zone reported in the fourth quarter of 2022. One hole stepping out 400 meters to the southwest of Dorothy and completed during the quarter intersected additional mineralized structures and favorable alteration. Three holes are currently in progress and approaching the target as of the end of the second quarter. A total of nine holes/core tails are planned for this year’s program.

Turquoise Ridge, Nevada, USA12,13
Conversion drilling at Turquoise Ridge Underground (TRUG) on the northern edge of development has intersected open-ended high-grade along the steeply-dipping Cricket Fault, with results including 18.5 meters TW at 30.16 g/t Au and 0.4 meters TW at 28.54 g/t (TUM-23203) and 17.0 meters TW at 19.56 g/t Au, 1.5 meters TW at 27.81 g/t and 3.5 meters TW at 9.39 g/t (TUM-23204), highlighting a potentially untested zone of growth towards the northeast. Further conversion drilling at TRUG include 9.2 meters TW at 8.33 g/t, 11.9 meters TW at 9.73 g/t Au and 5.3 meters TW at 10.47 g/t Au from hole TUM-23102 within the Getchell Fault Zone, highlighting the continuity of high-grade mineralization.
Underground drilling has started at the BBT Corridor, following the results reported in the first quarter. Drilling has the potential to add resources within the approximately 500 meter gap between the TRUG South Zone and the BBT Corridor to the south.
Targeting below the Mega Pit validated the potential for a high-grade, feeder-type target at depth. Framework drilling beneath the deposit confirms the presence of strong and continuous alteration on extensions of primary ore controlling structures below historic drill tests. The widely spaced framework holes intersected sulfidized mafic sills and sediments analogous to host rocks within the Mega pit over a 1.5 kilometer trend. Alteration and mineralization is open in multiple directions. Assays were received during the quarter from first quarter drilling and include 2.3 meters at 3.62 g/t Au (MFC-23001) and 18.5 meters at 3.18 g/t Au (MFC-23002). The horizon of favorable alteration and host stratigraphy is consistent at depth and will be followed up.

BARRICK SECOND QUARTER 2023	42	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Results from framework drilling at the Fenceline and Lupin targets near the Mega Pit and Vista deposits, did not provide any reportable intersections but did confirm gold mineralization and elevated Carlin geochemistry in altered host lithologies and both targets require further follow-up work.

Pearl String, Nevada, USA
Rights to the Pearl String property, located in the Walker Lane mineral belt of western Nevada, were acquired through an exploration agreement in the fourth quarter of 2022 with the opportunity to earn a 100% interest from the underlying claim holder. In addition to the property covered by the exploration agreement, Barrick staked a large claim block around the property encompassing approximately 80 square kilometers of prospective ground. An initial phase of framework drilling on the project commenced at the end of the second quarter of 2023. This drilling aims to develop an understanding of the volcanic stratigraphy and identify the extents of alteration, and mineralization beneath post-mineral cover to help vector targeted drilling later in 2023.

Hemlo, Canada14
During the quarter, reserve conversion drilling targeting the C-Zone Deep and Lower C-Zone West produced results in line with the expectation, including 7.5 meters TW at 10.11 g/t Au and 3.5 meters TW at 8.18 g/t Au (90352319) at C-Zone Deep and 2.8 meters TW at 10.47 g/t Au (1152312) at Lower C-Zone West that continue to validate the updated geological model and the expectation of reserve additions at the end of the year.
At the Pic project to the west of Hemlo, focused mapping and prospecting is ongoing while awaiting results from soil and till surveys completed during the quarter.

Abitibi Belt, Canada
A binding term sheet was signed with Midland Exploration Inc. in April 2023 to earn-in up to 75% of the Patris property in the Southern Abitibi. The property straddles the La Pause fault, a crossover structure linking the Larder Lake – Cadillac Break and Porcupine-Destor Break, two of the most significantly endowed structures in North America.

Latin America & Asia-Pacific
Pueblo Viejo, Dominican Republic
At Pueblo Viejo, exploration activities focused on accelerating drill-ready targets in three high potential areas.
Following the completion of three scout drillholes in the Arroyo del Rey area last year, further data integration and interpretation has defined two new targets for further drilling to be tested by year end. At Pueblo Grande Norte, located to the west of Pueblo Viejo, detailed geological mapping, sampling and ground geophysics defined a copper-gold porphyry target, which will be drill tested in the third quarter of 2023.
In a target area, located one kilometer southeast of the Moore pit, detailed mapping, sampling and ground geophysics has identified two areas of coincident favorable host rocks, alteration, and both geochemical and high-chargeability IP anomalies. Drilling on these targets is expected to be completed by year end.

Regional Exploration, Dominican Republic
A binding term sheet was signed with Unigold Inc to earn-in up to 80% of the Neita Norte property in the Restauracion
District, located in the west of Dominican Republic, through the completion of a feasibility study, along with time and expenditure commitments. The agreement increases Barrick’s ground holding in the area to approximately 300 square kilometers. Fieldwork is planned, starting in the third quarter of 2023.

Veladero District, Argentina15
The first diamond drilling campaign at the Morro Escondido target was completed in May, with 34 drillholes completed, for a total of 7,326 meters. The drillholes defined an area of mineralization of 500 meters by 300 meters, elongated in a north-south direction. The system is still open to the west, north and south. Drillhole DDH-MES-13 (not previously reported) intercepted 203.0 meters at 0.63 g/t Au from 2.0 meters depth. The hole is located at the center of the system and it extends the previously intercepted mineralization from DDH-MES-01 80 meters to the west. Drillhole DDH-MES-25, located to west of the central area, intercepted 79.0 meters with 0.91 g/t Au from surface, including 16.0 meters at 1.61 g/t Au from surface. Other notable results this quarter include Drillhole DDH-MES-27, which intercepted 20.5 meters at 1.28 g/t Au, from 15.5 meters depth. Drillhole DDH-MES-33, intercepted 150.0 meters at 0.73 g/t Au, from surface, including 73.0 meters at 1.09 g/t Au from surface. The hole stopped in mineralization. In the northeast, DDH-MES-34 intercepted 51.0 meters at 2.94 g/t Au from 29.0 meters depth, including 20.0 meters at 4.69 g/t Au from 33.0 meters depth. The main focus of the drilling campaign was to improve understanding of the geological model and mineralization controls. The metallurgical sampling program continues with further bottle roll and column tests ongoing as part of the study to confirm the economical potential of Morro Escondido to feed Veladero’s process plant.
To the north of Morro Escondido, within the Ortiga Trend, Cerro Lila, is emerging as an exciting target with a large alteration footprint of 3 by 1.5 kilometers. Several lines of Controlled Source Audio Magneto Telluric survey were completed in the second quarter, identifying large resistivity anomalies which coincide with favorable host rocks and alteration. Follow-up surveys are planned during the third-quarter, aiming to define drill-ready targets.
In the South of the Veladero project, early results from geological mapping are encouraging and further work is planned to define the geological framework and potential of a porphyry-type target. An induced polarization survey is planned during the fourth quarter.
The small proof-of-concept drill program was completed at the Antenas-Chispas (2x4 kilometer footprint) target that sits immediately south of the current Veladero valley leach facility. Twenty holes for 5,400 meters of drilling was conducted, with no economic mineralization results thus far. However, the geological information has vectored into a reduced area of interest of 1 kilometer x 2 kilometer, where favorable hydrothermal alteration is evident, and possibly suggesting an Intermediate Sulphidation system. A small 3-hole follow-up program is being proposed for the second half of 2023.
Drilling of the Lama targets was suspended due to winter operating conditions. Geological reviews of results remain ongoing to determine a program for the fourth quarter of 2023. As previously reported, those targets with a low potential to pass investment filters have been removed from the portfolio.

BARRICK SECOND QUARTER 2023	43	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Northern Chile
Fieldwork identified outcropping mineralization which confirmed the potential of the Guanaqueros project, located in northern Chile, and led to additional ground consolidation in the district. It is expected that detailed mapping and sampling, as well as geophysical surveys will define the geological framework and potential of the area.

El Indio Camp (Chile)16
In the El Indio district, a 6-hole drill program was completed on the Sancarron target searching for structurally controlled mineralization within a footprint below a landslide debris field. The results of the first 5-holes were inconclusive, with isolated intersections of structures and low-grade, but returned uneconomic gold assay results. The 6th and last hole drilled tested deep mineralization potential in the target, (at the 4,000 meter MSL, approximately 200-400 meters below surface). The hole intersected 19 meters at 2.72 g/t Au at a depth of 161 meters, and 35 meters at 11.06 g/t Au at a depth of 201 meters. Based on preliminary geological reviews, these results are interpreted to be connected to, and constrained within a structural zone, with a mineralization style similar to the historically mined El Indio deposit. Based on this concept, true-width intersections are anticipated to be in the order of 50% of reported drill widths.

Peru
At Austral, all permits were obtained to commence the first drilling campaign to test five separate targets. It is expected that drilling will be executed in the third quarter of 2023. In the Pataqueña district, geological mapping, sampling and ground geophysical surveys are defining a large area of interest. Geophysical anomalies are coincident with outcropping mineralized breccia bodies within a favorable structural framework. Further surveys are planned during the third quarter, aiming to define drill-ready targets by year end. In the Libelula District, early-stage work is returning encouraging results with a large area of interest being defined by favorably altered rocks and gold mineralization at surface.
Also in the Pataqueña district, further ground consolidation occurred through the acquisition of the Tres Marias concession in a property exchange with Teck Peru S.A. and the execution of an earn-in agreement with Kiwanda S.A.C., a subsidiary of Valor Resources, whereby Minera Barrick Peru may ultimately earn up to an 80% interest in the 6,000 hectares Charaque property.

Porgera, Papua New Guinea
As discussed on page 9, Porgera is currently on temporary care and maintenance and consequently, all exploration activities have ceased.

Japan Gold Strategic Alliance, Japan17
At Mizobe, the initial framework drilling project yielded positive results. Notably, significant mineralization was intersected in DH MZDD0023-003, which returned four broad mineralized intervals. Best results were 16.0 meters at 2.77 g/t Au from 122.75 meters, including 10.0 meters at 4.27 g/t Au.
These results support our revised understanding and interpretation of the system of gold mineralization related to disseminated pyrite and marcasite in the matrix of polymictic breccias, as opposed to low sulfidation epithermal veins. Further modeling is in progress and additional drilling will be undertaken.

Asia Pacific
The exploration team is currently focusing on reviewing and evaluating new exploration opportunities across the Asia Pacific region.

Africa and Middle East
Senegal, Exploration18
At the Bambadji joint venture, exploration programs during the quarter have been executed to define and test systems with standalone orebody potential. Along the 26-kilometer long BMSZ, drilling programs are in progress to test the three highest ranked targets which show the geological features commonly associated with large deposits. Results are pending for the first target, Baqata, where an extension and widening of the system at depth has been observed. To the west of the BMSZ, a 3D induced polarization geophysical survey has defined a number of untested priority targets within the six-kilometer Kabewest corridor. A drill program is planned to test these opportunities in the third quarter.
In the Faleme Domain, emerging mineralized systems have been identified on the Bambadji South license where the maiden drill programs have highlighted extensive geochemical anomalies and confirmed in situ mineralization. At the Dalema joint venture, shallow RC and diamond drilling on the first set of priority targets returned promising results with indications of high grade: SFNRC002 (10.0 meters at 2.51 g/t Au), SFRC003 (16.0 meters at 1.35 g/t Au including 4.0 meters at 3.02 g/t Au), SFRC004 (21.0 meters at 1.94 g/t Au including 7.0 meters at 4.10 g/t Au), and SFDH001 (8.0 meters at 4.63 g/t Au). The mineralized system remains open at depth and laterally with a second phase of RC drilling and a ground geophysics survey planned to assess the overall scale of the system.

Loulo-Gounkoto, Mali19
A target generation and prioritization exercise focused along key prospective corridors has identified four high-impact opportunities to be aggressively advanced to deliver significant discoveries. Drilling to confirm models is planned to commence in the third quarter of 2023.
Recent geological review and model updates on the Baboto corridor is showing encouraging initial signs for a high-impact, high-grade system to be present at depth below the historic Baboto South target, a multi-kilometer scale mineralized system which remains largely untested below 100 meters vertical depth.
At Yalea, a review of the geological model based on a new result: YADH234 (11.25 meters at 22.3 g/t Au) and the surrounding previously drilled holes, indicates the Yalea system remains open to the south and shows potential for a repetition of the main “Yalea Purple-Patch” at depth. Drill programs are currently being designed to confirm this system extension model, with drilling planned to commence in the third quarter.
At Gounkoto, a geological model review is in progress to define high potential targets below the current resource for drill testing to commence in the fourth quarter. South of the mine, a review of the DB1 target has highlighted similarities in the setting of the high-grade Gounkoto deposit, situated along the same structural

BARRICK SECOND QUARTER 2023	44	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
corridor. Additionally, preliminary results from a 3D induced polarization survey completed over the target area have highlighted several untested opportunities that will be integrated for follow-up drilling in the third quarter.

Tongon, Cote D’Ivoire
Decrees awarding the Boundiali and Korokaha North exploration licenses were issued in the second quarter delivering new satellite exploration opportunities and allowing the Fonondara conversion drilling program to commence, which aims to confirm the viability of the deposit as a satellite for Tongon by year end.

Kibali, Democratic Republic of Congo20
In the KCD area, framework drilling is in progress, aiming to generate high-impact targets and build the geological model in the sparsely tested area between the KCD, Gorumbwa and Kombokolo orebodies. Geological observations from drilling support a corridor parallel to KCD with similar host rocks, deformation and alteration style. Results received for the first two holes provide additional encouragement, with DDD606 returning 13.4 meters at 3.30 g/t Au (including 1.1 meters at 19.07 g/t Au) and 11.25 meters at 3.12 g/t Au; and DDD607 returning 5.4 meters at 7.17 g/t Au.
At Oere, a drilling program is in progress to test for the possibility for a larger, high grade, extension of the orebody below the current drilling. The program to date has confirmed continuity of the mineralized system at depth with results pending. In addition, a review over the KZ North trend has highlighted the potential for additional blind high-grade lodes between the Mofu, Oere and Kalimva deposits. A program is being designed to advance the priority targets.

North Mara and Bulyanhulu, Tanzania
At North Mara, the Gokona West framework drilling confirmed Gokona-style host rocks and alteration at three targets within four kilometers of the Gokona pit. These opportunities are further supported by the results of recent geophysical surveys which show similar responses in tenor and scale to those over the Gokona-Gena system. The three priority targets are planned to be drill tested early in the third quarter.
At Bulyanhulu, drilling progressed testing for northwest extensions of the Bulyanhulu system. Observations and results are encouraging, with three targets confirming Bulyanhulu-style quartz veins and alteration, with high-grade assay results including 1.4 meters at 15.2 g/t Au (SBKDD002), 1 meter at 26.6 g/t Au (SBKRC006) and 7 meters at 3.6 g/t Au, including 1 meter at 16.3 g/t Au (SBKRC007). Results received to date are positive considering the wide drill spacing, and confirm three vein systems of between 300 and 650 meters strike length, which demonstrate potential for satellite opportunities within five kilometers of the Bulyanhulu plant.
Airborne geophysical surveying was completed during the quarter covering the regional exploration projects of Itongo, Ndalilo, and Nzega North and South. Preliminary results demonstrate regional shear continuity within several blocks and highlight structural complexity and flexural/dilatational domains; features which are generally associated with increased prospectivity and will be used to guide focused screening programs planned for the third quarter. Other regional developments include the signing of option agreements securing a 231 square kilometers area covering the potential southerly continuation of the Bulyanhulu shear; as well as on the Mara Belt; the signing of option agreements covering 35 square kilometers along the prospective Gokona Corridor; and the granting of two exploration licenses over the high priority Tagota target.

Lumwana
During the second quarter, exploration works at Lumwana were mainly focused on updating the Kamisengo geological model following the completion of the exploration and first phase PFS drilling programs. The updated model presents an opportunity for growth extensions in multiple directions, establishing the overall extent of the Kamisengo system and the potential of the opportunities is a key focus for the third quarter.
Regarding the PFS study, the social and environmental baseline assessment for Kamisengo has been completed and the study to identify a location for a new tailings storage facility is well advanced. In addition, the draft plant designs and layout are progressing toward envisaged finalization in the third quarter together with the design of crushing and conveying infrastructure for the Chimi-Super pit and Kamisengo.
At Kababisa and Kamalamba, exploration drilling (results pending) and model reviews have supported the potential of the targets to provide additional flexibility to the operation based on indications of higher grades. Programs to define the extent of the mineralized systems and understand the potential impact are planned for the second half of the year.

Jabal Sayid, Kingdom of Saudi Arabia
At Jabal Sayid, a 3D induced polarization survey is to be conducted during the third quarter of 2023 over the southwestern part of the mining license encompassing Janob and other emerging prospective trends identified last quarter, with the aim to identify additional targets for rapid progression.
At the recently awarded Umm ad Damar license, surface mapping and historic trench relogging has delineated VMS style alteration around the four known prospects and identified an emerging additional paleosurface expanding the prospective area for exploration. Ground geophysics have commenced to generate targets at depth and beneath the cover which obscures a significant proportion of the prospective trends.

BARRICK SECOND QUARTER 2023	45	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Review of Financial Results

Revenue

($ millions, except per ounce/pound data in dollars)		For the three months ended		For the six months ended
	6/30/23	3/31/23	6/30/22	6/30/23	6/30/22
Gold
000s oz sold[a]	1,001	954	1,040	1,955	2,033
000s oz produced[a]	1,009	952	1,043	1,961	2,033
Market price ($/oz)	1,976	1,890	1,871	1,932	1,874
Realized price ($/oz)[b]	1,972	1,902	1,861	1,938	1,868
Revenue	2,584	2,411	2,597	4,995	5,108
Copper
millions lbs sold[a]	101	89	113	190	226
millions lbs produced[a]	107	88	120	195	221
Market price ($/lb)	3.84	4.05	4.32	3.95	4.43
Realized price ($/lb)[b]	3.70	4.20	3.72	3.93	4.20
Revenue	189	171	211	360	498
Other sales	60	61	51	121	106
Total revenue	2,833	2,643	2,859	5,476	5,712
a.On an attributable basis.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 75 of this MD&A.

Q2 2023 compared to Q1 2023
In the second quarter of 2023, gold revenues increased by 7% compared to the first quarter of 2023, primarily due to a higher realized gold price1, combined with higher sales volumes. The average market price for the three month period ended June 30, 2023 was $1,976 per ounce, representing an all-time high quarterly average and a 5% increase versus the $1,890 per ounce average in the prior quarter. During the second quarter of 2023, the gold price ranged from $1,893 to $2,063 per ounce, and closed the quarter at $1,912 per ounce. Gold prices in the second quarter of 2023 continued to be volatile, impacted by economic and geopolitical concerns, global interest rate policies and outlooks, and high levels of inflation.
In the second quarter of 2023, gold production on an attributable basis was 57 thousand ounces higher than the prior quarter, primarily due to a stronger performance from Carlin following significant planned maintenance activity undertaken in the first four months of the year. This was combined with higher grades at Kibali in line with the mine plan. This was partially offset by lower production at Cortez due to mine sequencing; Turquoise Ridge due to planned autoclave maintenance; and Pueblo Viejo, where tie-in work and commissioning of the plant expansion project impacted production.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)
Q2 2023 compared to Q1 2023

Copper revenues in the second quarter of 2023 increased by 11% compared to the prior quarter, primarily due to higher sales volumes, partially offset by a lower realized copper price1. The average market price in the second quarter of 2023 was $3.84 per pound, representing a decrease of 5% from the $4.05 per pound average in the prior quarter. The realized copper price1 in the second quarter of 2023 was lower than the market copper price due to the impact of negative provisional pricing adjustments, whereas a positive provisional pricing adjustment was recorded in the prior quarter. During the second quarter of 2023, the copper price traded in a range of $3.57 to $4.17 per pound, and closed the quarter at $3.72 per pound. Copper prices in the second quarter of 2023 decreased over the prior quarter due to economic uncertainty and concerns about global growth following a period of tighter monetary policy. Longer term, expectations for increases in copper demand from infrastructure spending and the transition to a low-carbon global economy should continue to have a positive impact on copper demand and consequently, expectations of future prices.
Attributable copper production in the second quarter of 2023 was 19 million pounds higher compared to the prior quarter driven by higher grades processed at Lumwana which was due to improved mining rates resulting from the new fleet.

Q2 2023 compared to Q2 2022
For the three month period ended June 30, 2023, gold revenues were largely in line with the same prior year period, as lower sales volumes were offset by a higher realized gold price1. The average market price for the three month period ended June 30, 2023 was $1,976 per ounce versus $1,871 per ounce for the same prior year period.

BARRICK SECOND QUARTER 2023	46	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)
Q2 2023 compared to Q2 2022

Q2 2022
1,043
Pueblo Viejo (60%)
(28)
Other
(17)
Turquoise Ridge (61.5%)
(7)
Bulyanhulu (84%)
(5)
North Mara (84%)
(2)
Loulo-Gounkoto (80%)
1
Carlin (61.5%)
5
Kibali (45%)
6
Cortez (61.5%)
13
Q2 2023
1,009

For the three month period ended June 30, 2023, attributable gold production was 34 thousand ounces lower than the same prior year period, primarily due to lower production at Pueblo Viejo due to lower grades processed combined with tie-in work and commissioning of the plant expansion project, as well as the completion of Phase 1 mining in May 2022 at Long Canyon (included in the “Other” category). This was partially offset by higher production at Cortez, driven by higher oxide mill and heap leach production from the Crossroads open pit and higher underground production.
Copper revenues for the three month period ended June 30, 2023 decreased by 10% compared to the same prior year period, due to lower sales volumes, combined with a slightly lower realized copper price1. In the second quarter of 2023, the realized copper price1 was lower than the market copper price due to the impact of negative provisional pricing adjustments, consistent with the same prior year period. This reflects the decrease in the copper market price during each of those quarters.
Attributable copper production for the three month period ended June 30, 2023 decreased by 13 million pounds compared to the same prior year period, primarily at Lumwana due to lower grades processed and lower recoveries, partially offset by higher throughput.

YTD 2023 compared to YTD 2022
For the six month period ended June 30, 2023, gold revenues decreased by 2% compared to the same prior year period, primarily due to a decrease in sales volumes, partially offset by an increase in the realized gold price1. The average market price for the six month period ended June 30, 2023 was $1,932 per ounce versus $1,874 per ounce for the same prior year period.
For the six month period ended June 30, 2023, attributable gold production was 72 thousand ounces lower than the same prior year period, primarily at Carlin resulting from the conversion of the Goldstrike autoclave to a conventional CIL process in the first quarter of 2023 and the closure of the Gold Quarry concentrator at the beginning of the second quarter; at Long Canyon as Phase 1 mining was completed in May 2022; as well as at Pueblo Viejo due to lower grades processed and lower throughput. That was partially offset by higher oxide ore tonnes mined from Crossroads and Cortez Hills underground, combined with higher heap leach production at Cortez.
Copper revenues for the six month period ended June 30, 2023 decreased by 28% compared to the same prior year period, as result of lower sales volume, combined with a lower realized copper price1. For the six month period ended June 30, 2023, the realized copper price1 was slightly lower than the market copper price as a result of the impact of negative provisional pricing adjustments, consistent with the same prior year period, which reflects the decrease in the copper market price during each of those periods.
Attributable copper production for the six month period ended June 30, 2023, decreased by 26 million pounds compared to the same prior year period, mainly at Lumwana due to lower grades processed and lower recoveries, partially offset by higher throughput.

Production Costs

($ millions, except per ounce/pound data in dollars)		For the three months ended		For the six months ended
	6/30/23	3/31/23	6/30/22	6/30/23	6/30/22
Gold
Site operating costs	1,244	1,208	1,163	2,452	2,231
Depreciation	413	445	438	858	857
Royalty expense	88	101	95	189	183
Community relations	8	7	7	15	14
Cost of sales	1,753	1,761	1,703	3,514	3,285
Cost of sales ($/oz)[a]	1,323	1,378	1,216	1,350	1,203
Total cash costs ($/oz)[b]	963	986	855	974	844
All-in sustaining costs ($/oz)[b]	1,355	1,370	1,212	1,362	1,188
Copper
Site operating costs	100	115	76	215	159
Depreciation	59	44	34	103	72
Royalty expense	16	15	32	31	64
Community relations	1	0	1	1	2
Cost of sales	176	174	143	350	297
Cost of sales ($/lb)[a]	2.84	3.22	2.11	3.02	2.16
C1 cash costs ($/lb)[b]	2.28	2.71	1.70	2.48	1.75
All-in sustaining costs ($/lb)[b]	3.13	3.40	2.87	3.26	2.86
a.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 75 of this MD&A.

Q2 2023 compared to Q1 2023
In the second quarter of 2023, gold cost of sales on a consolidated basis was in line with the first quarter of 2023.

BARRICK SECOND QUARTER 2023	47	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Our 45% interest in Kibali is equity accounted, and therefore the mine's cost of sales is excluded from our consolidated gold cost of sales. Our per ounce metrics, gold cost of sales2 and total cash costs1, includes our proportionate share of cost of sales at our equity method investees, and were 4% and 2% lower, respectively, than the prior quarter, mainly due to the impact of the sales mix across the portfolio, with a higher contribution of ounces at lower costs from Carlin and Kibali, partially offset by a lower contribution of ounces at higher costs from Cortez.
In the second quarter of 2023, gold all-in sustaining costs per ounce1, which also includes our proportionate share of equity method investees, decreased by 1% compared to the prior quarter. This was primarily due to lower total cash costs per ounce1, as described above, partially offset by higher minesite sustaining capital expenditures1.
In the second quarter of 2023, copper cost of sales on a consolidated basis was in line with the prior quarter, as higher depreciation expense was offset by lower site operating costs due to improved mining efficiencies at Lumwana. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. Our per pound metrics, copper cost of sales2 and C1 cash costs1, include our proportionate share of cost of sales at our equity method investees. Copper cost of sales per pound2 and C1 cash costs per pound1 were 12% and 16% lower, respectively, compared to the prior period, primarily due to the impact of higher sales volumes, combined with the improved mining efficiencies at Lumwana as mentioned above.
In the second quarter of 2023, copper all-in sustaining costs1 per pound, which also includes our proportionate share of equity method investees, was 8% lower than the prior quarter, primarily due to lower C1 cash costs per pound1, as discussed above, partially offset by an increase in minesite sustaining capital expenditures1 due to the delivery of the latest batch of replacement mining fleet at Lumwana.

Q2 2023 compared to Q2 2022
For the three month period ended June 30, 2023, gold cost of sales on a consolidated basis was 3% higher than the same prior year period, primarily due to higher site operating costs driven by higher maintenance costs, partially offset by lower sales volume. Our 45% interest in Kibali is equity accounted and therefore, the mine's cost of sales is excluded from our consolidated gold cost of sales. Our per ounce metrics, gold cost of sales2 and total cash costs1, include our proportionate share of cost of sales at our equity method investees, and were 9% and 13% higher, respectively, compared to the same prior year period. This was mainly due to lower sales volumes, combined with higher contractor and maintenance costs, specifically at NGM where maintenance in the prior year was completed in a different quarter.
For the three month period ended June 30, 2023, gold all-in sustaining costs per ounce1 increased by 12% compared to the same prior year period, primarily due to the increase in total cash costs per ounce1, combined with higher minesite sustaining capital expenditures1 on a per ounce basis.
For the three month period ended June 30, 2023, copper cost of sales on a consolidated basis was 23% higher than the same prior year period, primarily due to increased site operating costs and higher depreciation, partially offset by lower sales volumes and decreased royalties. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. Our per pound metrics, copper cost of sales2 and C1 cash costs1, includes our proportionate share of cost of sales at our equity method investees. Copper cost of sales per pound2 and C1 cash costs1 were 35% and 34% higher, respectively, compared to the same prior year period, primarily due to lower grades processed and decreased capitalized waste stripping at Lumwana.
For the three month period ended June 30, 2023, copper all-in sustaining costs per pound1 was 9% higher than the same prior year period, primarily reflecting higher C1 cash costs per pound1, as discussed above, partially offset by lower minesite sustaining capital expenditures1 resulting from decreased capitalized waste stripping at Lumwana.

YTD 2023 compared to YTD 2022
For the six month period ended June 30, 2023, cost of sales applicable to gold was 7% higher than the same prior year period, mainly due to higher contractor and maintenance costs, as described above. Our 45% interest in Kibali is equity accounted and therefore, we do not include its cost of sales in our consolidated gold cost of sales. On a per ounce basis, gold cost of sales2 and total cash costs1, after including our proportionate share of cost of sales at our equity method investees, were 12% and 15% higher, respectively, than the same prior year period. This was primarily due to lower sales volumes, the impact of lower grades processed, as well as increased contractor and maintenance costs, as described above.
For the six month period ended June 30, 2023, gold all-in sustaining costs per ounce1 increased by 15% compared to the same prior year period, primarily due to an increase in total cash costs per ounce1 and higher minesite sustaining capital expenditures1.
For the six month period ended June 30, 2023, copper cost of sales on a consolidated basis was 18% higher than the same prior year period, primarily due to higher site operating costs. This was combined with higher depreciation expense, partially offset by lower royalty expenses as a result of lower realized copper prices1. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. Our per pound metrics, copper cost of sales2 and C1 cash costs1, include our proportionate share of cost of sales at our equity method investees. Copper cost of sales per pound2, and C1 cash costs per pound1 were 40% and 42% higher, respectively, compared to the same prior year period, primarily due to higher operating costs resulting from lower grades processed and lower capitalized waste stripping at Lumwana.
For the six month period ended June 30, 2023, copper all-in sustaining costs per pound1 were 14% higher than the same prior year period, primarily due to increased C1 cash costs per pound1, partially offset by lower minesite sustaining capital expenditures1 which was mainly driven by a decrease in capitalized waste stripping at Lumwana.

BARRICK SECOND QUARTER 2023	48	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Capital Expendituresa

($ millions)		For the three months ended		For the six months ended
	6/30/23	3/31/23	6/30/22	6/30/23	6/30/22
Minesite sustaining[b]	524	454	523	978	943
Project capital expenditures[b,c]	238	226	226	464	412
Capitalized interest	7	8	6	15	11
Total consolidated capital expenditures	769	688	755	1,457	1,366
Attributable capital expenditures[d]	588	526	587	1,114	1,065
a.These amounts are presented on a cash basis.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 75 of this MD&A.
c.Project capital expenditures1 are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
d.These amounts are presented on the same basis as our guidance.

Q2 2023 compared to Q1 2023
In the second quarter of 2023, total consolidated capital expenditures on a cash basis were 12% higher than the first quarter of 2023 due to an increase in minesite sustaining capital expenditures1 and to a lesser extent project capital expenditures1. Minesite sustaining capital expenditures1 increased by 15% compared to the prior quarter, mainly at Loulo-Gounkoto due to higher capitalized underground development following the commencement of production at the Gounkoto underground mine, at Carlin due to increased capitalized waste stripping, and at Lumwana due to the replacement of mining fleet. The increase in project capital expenditures1 of 5% was primarily driven by higher expenditures at the TS Solar project at NGM, combined with the plant expansion and mine life extension project at Pueblo Viejo. This was largely offset by delayed spending on the TSF at Loulo-Gounkoto.

Q2 2023 compared to Q2 2022
For the three month period ended June 30, 2023, total consolidated capital expenditures on a cash basis increased by 2% compared to the same prior year period. This was mainly due to an increase in project capital expenditures1, while minesite sustaining capital expenditures1 were in line with the same prior year period. Project capital expenditures1 increased by 5% compared to the same prior year period, primarily due to higher expenditures at the TS Solar project at NGM as construction began in the fourth quarter of 2022, combined with the continued investment in the new owner mining fleet at Lumwana. This was partially offset by the completion of the initial development of the Gounkoto underground mine in the first quarter of 2023. Minesite sustaining capital expenditures1 were in line with the same prior year period as increased expenditures on the tailings buttressing project and new equipment purchases in the underground at Loulo-Gounkoto, and an increase in projects related to processing and underground facilities at Carlin was offset by decreased capitalized waste stripping at both Lumwana and Cortez.

YTD 2023 compared to YTD 2022
For the six month period ended June 30, 2023, total consolidated capital expenditures on a cash basis increased by 7% compared to the same prior year period due to an increase in both project capital expenditures1 and minesite sustaining capital expenditures1. Higher project capital expenditures1 of 13% were mainly due to the investment in the new owner mining fleet at Lumwana, combined with higher expenditures at the TS Solar project at NGM as construction began in the fourth quarter of 2022. This was partially offset by lower project capital expenditures1 incurred on the plant expansion at Pueblo Viejo. Minesite sustaining capital expenditures1 increased by 4% compared to the same prior year period. This was mainly due to increased expenditures on the tailings buttressing project and new equipment purchases in the underground at Loulo-Gounkoto, higher capitalized waste stripping at North Mara, and an increase in project spend on processing and underground facilities at Carlin. This was partially offset by lower capitalized waste stripping at Lumwana and Cortez.

General and Administrative Expenses

($ millions)		For the three months ended		For the six months ended
	6/30/23	3/31/23	6/30/22	6/30/23	6/30/22
Corporate administration	23	28	25	51	55
Share-based compensation[a]	5	11	5	16	29
General & administrative expenses	28	39	30	67	84
a.Based on a US$16.93 share price as at June 30, 2023 (March 31, 2023: US$18.27 and June 30, 2022: US$18.91).

Q2 2023 compared to Q1 2023
In the second quarter of 2023, general and administrative expenses decreased by $11 million compared to the first quarter of 2023, driven by lower share-based compensation expense due to a decrease in our share price during the current quarter compared with an increase in the prior quarter. This was combined with lower corporate administration costs related to the timing of external services costs.

Q2 2023 compared to Q2 2022
For the three month period ended June 30, 2023, general and administrative expenses decreased by $2 million compared to the same prior year period resulting from lower corporate administration costs related to the timing of external services costs, while share-based compensation remained in line with the same prior year period.

YTD 2023 compared to YTD 2022
For the six month period ended June 30, 2023, general and administrative expenses decreased by $17 million compared to the same prior year period. This was due to lower share-based compensation expense attributed to a decrease in our share price in the current period compared to a more modest decrease in the same prior year period, combined with lower corporate administration expense.

BARRICK SECOND QUARTER 2023	49	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Exploration, Evaluation and Project Expenses

($ millions)		For the three months ended		For the six months ended
	6/30/23	3/31/23	6/30/22	6/30/23	6/30/22
Global exploration and evaluation	37	27	33	64	60
Project costs:
Reko Diq	14	5	2	19	2
Lumwana	10	7	0	17	0
Pascua-Lama	7	8	15	15	29
Pueblo Viejo	1	1	11	2	13
Other	14	11	17	25	28
Corporate development	4	1	2	5	5
Global exploration and evaluation and project expense	87	60	80	147	137
Minesite exploration and evaluation	14	11	20	25	30
Total exploration, evaluation and project expenses	101	71	100	172	167

Q2 2023 compared to Q1 2023
Exploration, evaluation and project expenses for the second quarter of 2023 increased by $30 million compared to the first quarter of 2023. This was driven by higher project costs primarily at Reko Diq as we engaged engineering consultants to advance key areas of the feasibility study and commence basic engineering. This was combined with higher global exploration and evaluation costs, mainly in North America.

Q2 2023 compared to Q2 2022
Exploration, evaluation and project expenses for the three month period ended June 30, 2023 were in line with the same prior year period, as higher project costs at Reko Diq due to the ramp up of activities at the reconstituted project and at Lumwana relating to the ongoing pre-feasibility study for the potential super pit were offset by lower project costs at Pueblo Viejo as the technical and social studies for additional tailings storage capacity were completed at the end of 2022 and at Pascua-Lama as the Chilean side entered closure.

YTD 2023 compared to YTD 2022
Exploration, evaluation and project expenses for the six month period ended June 30, 2023 were $5 million higher than the same prior year period, primarily due to higher project costs at Lumwana related to the ongoing pre-feasibility study for the potential super pit and at Reko Diq due to the ramp up of activities at the reconstituted project, partially offset by lower project costs at Pueblo Viejo as the technical and social studies for additional tailings storage capacity were completed at the end of 2022 and at Pascua-Lama as the Chilean side entered closure.

Finance Costs, Net

($ millions)		For the three months ended		For the six months ended
	6/30/23	3/31/23	6/30/22	6/30/23	6/30/22
Interest expense[a]	94	105	91	199	182
Accretion	21	21	16	42	28
Interest capitalized	(8)	(7)	(6)	(15)	(11)
Other finance costs	1	1	2	2	3
Finance income	(64)	(62)	(14)	(126)	(25)
Finance costs, net	44	58	89	102	177
a.For the three and six months ended June 30, 2023, interest expense includes approximately $9 million and $17 million, respectively, of non-cash interest expense relating to the streaming agreements with Royal Gold, Inc. (March 31, 2023: $8 million and June 30, 2022: $9 million and $17 million, respectively).

Q2 2023 compared to Q1 2023
In the second quarter of 2023, finance costs, net were 24% lower than the prior quarter, mainly due to lower interest expense. Interest expense and finance income were impacted in both the current quarter and the prior quarter by the restricted cash and associated financial liability owed to Antofagasta plc following the reconstitution of the Reko Diq project which occurred on December 15, 2022. A cash payment of $962 million was remitted to Antofagasta plc to extinguish the financial liability during the second quarter resulting in the lower interest expense. Finance income was further impacted by higher market interest rates.

Q2 2023 compared to Q2 2022
For the three month period ended June 30, 2023, finance costs, net decreased by 51% compared to the same prior year period, primarily due to higher finance income earned on our cash balance resulting from an increase in market interest rates. In addition to this, interest expense and finance income were higher versus the same prior year period due to the restricted cash and associated financial liability owed to Antofagasta plc following the reconstitution of the Reko Diq project which occurred on December 15, 2022. As explained above, this impact ended during the second quarter of 2023.

YTD 2023 compared to YTD 2022
For the six month period ended June 30, 2023, finance costs, net were 42% lower than the same prior year period as a result of higher finance income earned on our cash balance, slightly offset by higher accretion, both resulting from an increase in market interest rates. In addition to this, interest expense and finance income were higher versus the same prior year period due to the restricted cash and associated financial liability owed to Antofagasta plc following the reconstitution of the Reko Diq project which occurred on December 15, 2022. As explained above, this impact ended during the second quarter of 2023.

BARRICK SECOND QUARTER 2023	50	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Additional Significant Statement of Income Items

($ millions)		For the three months ended		For the six months ended
	6/30/23	3/31/23	6/30/22	6/30/23	6/30/22
Impairment charges	22	1	3	23	5
(Gain) loss on currency translation	(12)	38	6	26	9
Closed mine rehabilitation	(13)	22	(128)	9	(125)
Other expense (income)	18	52	2	70	(9)

Impairment Charges
Q2 2023 compared to Q1 2023
In the second quarter of 2023, net impairment charges were $22 million, compared to $1 million in the prior quarter. The net impairment charge in the current quarter related to miscellaneous assets. In the prior quarter, there were no significant impairment charges or reversals.

Q2 2023 compared to Q2 2022
For the three month period ended June 30, 2023, net impairment charges were $22 million, compared to $3 million in the same prior year period. The net impairment charge in the current quarter related to miscellaneous assets. In the same prior year period, there were no significant impairment charges or reversals.

YTD 2023 compared to YTD 2022
For the six month period ended June 30, 2023, net impairment charges were $23 million compared to $5 million in the same prior year period. The net impairment charge relates to miscellaneous assets in both the current and same prior year period.
For a further breakdown of impairment charges and reversals, refer to note 12 of the Financial Statements.

Loss on Currency Translation (Gain)
Q2 2023 compared to Q1 2023
Gain on currency translation in the second quarter of 2023 was $12 million compared to a loss of $38 million in the prior quarter. The gain in the current quarter mainly related to the appreciation of the Zambian kwacha which represents a reversal of the significant currency weakness that was experienced during the prior quarter. The weakness in the Zambian currency during the first quarter of 2023 was a result of high inflation levels in the country and concerns regarding ongoing negotiations related to the restructuring of the country’s debt. In the second quarter of 2023, the country finalized a debt restructuring deal which led to the reversal of the currency weakness that was experienced in the prior quarter. This currency fluctuation resulted in a revaluation of our local currency denominated value-added tax receivable and local currency denominated payable balances.

Q2 2023 compared to Q2 2022
Gain on currency translation in the second quarter of 2023 was $12 million compared to a loss of $6 million in the same prior year period. The gain in the current quarter mainly related to the appreciation of the Zambian kwacha, as discussed above. The losses in the same prior year period mainly related to the devaluation of the Argentine peso, the Chilean peso and the Canadian dollar, partially offset by the appreciation of the Zambian kwacha. These currency fluctuations resulted in a revaluation of our local currency denominated value-added tax receivable and local currency denominated payable balances.

YTD 2023 compared to YTD 2022
Loss on currency translation for the six month period ended June 30, 2023 increased by $17 million compared to the same prior year period, mainly due to fluctuations of the Zambian kwacha during the relevant periods. Fluctuations in this currency versus the US dollar revalue our local currency denominated value-added tax receivable balances and local currency denominated payable balances.

Closed Mine Rehabilitation
Q2 2023 compared to Q1 2023
Closed mine rehabilitation in the second quarter of 2023 was a gain of $13 million compared to an expense of $22 million in the prior quarter. The gain mainly related to an increase in the market real risk-free rate used to discount the closure provision during the current period compared to a decrease in the market real risk-free rate in the prior quarter.

Q2 2023 compared to Q2 2022
Closed mine rehabilitation gain in the second quarter of 2023 was $13 million compared to $128 million in the same prior year period. The decreased gain mainly related to a smaller increase in the market real risk-free rate used to discount the closure provision in the current period compared to the same prior year period.

YTD 2023 compared to YTD 2022
Closed mine rehabilitation for the six month period ended June 30, 2023 was an expense of $9 million compared to a gain of $125 million in the same prior year period. This was mainly related to a decrease in the market real risk-free rate used to discount the closure provision in the current period, whereas the market real risk-free rate increased in the same prior year period.

Other Expense (Income)
Q2 2023 compared to Q1 2023
For the three months ended June 30, 2023, other expense was $18 million compared to $52 million in the prior quarter. Other expenses in both the current and prior quarter were mainly related to care and maintenance expenses at Porgera. The prior quarter was further impacted by the $30 million commitment we made (shared equally between North Mara and Bulyanhulu) towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership.

Q2 2023 compared to Q2 2022
For the three months ended June 30, 2023, other expense was $18 million compared to $2 million in the same prior year period. Other expense in both the current and same prior year period mainly relate to care and maintenance expenses at Porgera. In the same prior year period, this was largely offset by a gain on the sale of miscellaneous assets.

BARRICK SECOND QUARTER 2023	51	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
YTD 2023 compared to YTD 2022
For the six month period ended June 30, 2023, other expense was $70 million compared to other income of $9 million in the same prior year period. The other expense in the current year mainly related to the $30 million commitment we made (shared equally between North Mara and Bulyanhulu) towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership, combined with care and maintenance expenses at Porgera. Other income in the same prior year period mainly related to the insurance claim associated with the mechanical mill failure at the Goldstrike roaster of $22 million and a gain on the sale of miscellaneous assets, partially offset by care and maintenance expenses at Porgera.

Income Tax Expense
Income tax expense was $264 million in the second quarter of 2023. The unadjusted effective income tax rate in the second quarter of 2023 was 34% of income before income taxes.
The underlying effective income tax rate on ordinary income in the second quarter of 2023 was 29% after adjusting for the impact of foreign currency translation losses on deferred tax balances; the impact of updates to the rehabilitation provision for our non-operating mines; the impact of non-deductible foreign exchange losses; the impact of the Porgera mine being placed on care and maintenance; the impact of the settlement agreement to resolve the tax dispute at Porgera; the impact of our commitment towards the expansion of education infrastructure in Tanzania; and the impact of other expense adjustments.
We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore, the expectations of our ability to realize deferred tax assets. The interpretation of tax regulations and legislation as well as their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. We also have significant amounts of unrecognized deferred tax assets (e.g. for tax losses in Canada). Potential changes in any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For further details on income tax expense, refer to note 9 of the Financial Statements.

Withholding Taxes
In the second quarter of 2023, we recorded $16 million of dividend withholding taxes related to the undistributed earnings of our subsidiaries in the United States.

Nevada Gold Mines
Nevada Gold Mines is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with this investment (61.5% share) following the principles in IAS 12.

OECD Pillar Two model rules
We have applied the exception available under the amendments to IAS 12 published by the IASB in May 2023 and are not recognizing or disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes given relevant information is not known or reasonably estimable at this time. Furthermore, since Pillar Two legislation is not yet enacted or substantively enacted in the main jurisdictions where we operate, we continue working on assessing our exposure to Pillar Two income taxes and will provide an update once these dates are known.

BARRICK SECOND QUARTER 2023	52	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Financial Condition Review

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at 6/30/23	As at 12/31/22
Total cash and equivalents	4,157	4,440
Current assets	3,213	4,025
Non-current assets	37,916	37,500
Total Assets	45,286	45,965
Current liabilities excluding short-term debt	2,257	3,107
Non-current liabilities excluding long-term debt[a]	6,770	6,787
Debt (current and long-term)	4,774	4,782
Total Liabilities	13,801	14,676
Total shareholders’ equity	22,839	22,771
Non-controlling interests	8,646	8,518
Total Equity	31,485	31,289
Total common shares outstanding (millions of shares)	1,755	1,755
Debt, net of cash	617	342
Key Financial Ratios:
Current ratio[b]	3.25:1	2.71:1
Debt-to-equity[c]	0.15:1	0.15:1
a.Non-current financial liabilities as at June 30, 2023 were $5,329 million (December 31, 2022: $5,314 million).
b.Represents current assets divided by current liabilities (including short-term debt) as at June 30, 2023 and December 31, 2022.
c.Represents debt divided by total shareholders’ equity (including minority interest) as at June 30, 2023 and December 31, 2022.

Balance Sheet Review
Total assets were $45.3 billion as at June 30, 2023, slightly lower than total assets as at December 31, 2022.
Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivable, other government and joint venture related receivables, as well as cash and equivalents.
Total liabilities at June 30, 2023 were $13.8 billion, lower than total liabilities at December 31, 2022. Our liabilities are primarily comprised of debt, other non-current liabilities (such as provisions and deferred income tax liabilities), and accounts payable. Both total assets and total liabilities were lower than total assets and liabilities at December 31, 2022 primarily due to the restricted cash and associated financial liability owed to Antofagasta plc following the reconstitution of the Reko Diq project which occurred on December 15, 2022. A cash payment of $962 million was remitted to Antofagasta plc to extinguish the financial liability during the second quarter of 2023.

Shareholders’ Equity

7/25/2023	Number of shares
Common shares	1,755,467,937
Stock options	—

Financial Position and Liquidity
We believe we have sufficient financial resources to meet our business requirements for the foreseeable future, including capital expenditures, working capital requirements, interest payments, environmental rehabilitation, securities buybacks and dividends. During the second quarter of 2023, our cash balance declined as capital expenditures and dividends exceeded the cash flow from operating activities and dividends from equity method investments.
Total cash and cash equivalents as at June 30, 2023 were $4.2 billion. Our capital structure comprises a mix of debt, non-controlling interest (primarily at NGM) and shareholders’ equity. As at June 30, 2023, our total debt was $4.8 billion (debt, net of cash and equivalents was $617 million) and our debt-to-equity ratio was 0.15:1. This compares to total debt as at December 31, 2022 of $4.8 billion (debt, net of cash and equivalents was $342 million), and a debt-to-equity ratio of 0.15:1.
Uses of cash for the remainder of 2023 include capital commitments of $456 million, and we expect to incur attributable minesite sustaining1 and project capital expenditures1 of approximately $1,100 to $1,500 million during the remainder of the year, based on our guidance range on page 13. For the remainder of 2023, we have contractual obligations and commitments of $513 million for supplies and consumables. In addition, we have $145 million in interest payments and other amounts as detailed in the table on page 56. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as our existing cash balances as necessary. As discussed on page 9, we have authorized a share buyback program, where we may purchase up to $1 billion of Barrick shares. As at June 30, 2023, we had not purchased any shares under this program in 2023.
We also have a performance dividend policy that will enhance the return to shareholders when the Company’s liquidity is strong. In addition to our base dividend, the amount of the performance dividend on a quarterly basis will be based on the amount of cash, net of debt, on our consolidated balance sheet at the end of each quarter as per the schedule below.

BARRICK SECOND QUARTER 2023	53	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Performance Dividend Level	Threshold Level	Quarterly Base Dividend	Quarterly Performance Dividend	Quarterly Total Dividend
Level I	Net cash <$0	$0.10 per share	$0.00 per share	$0.10 per share
Level II	Net cash >$0 and <$0.5B	$0.10 per share	$0.05 per share	$0.15 per share
Level III	Net cash >$0.5B and <$1B	$0.10 per share	$0.10 per share	$0.20 per share
Level IV	Net cash >$1B	$0.10 per share	$0.15 per share	$0.25 per share

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the company’s financial results, cash requirements, future prospects, the number of outstanding common shares, and other factors deemed relevant by the Board.
Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market price of gold and to a lesser extent, copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; issuance of long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of A3 and BBB+, respectively); and drawing on the $3.0 billion available under our undrawn Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). In May 2023, we completed an amendment of our undrawn $3.0 billion revolving credit facility, including an extension of the termination date by one year to May 2028. The revolving credit facility incorporates sustainability-linked metrics and are made up of annual environmental and social performance targets directly influenced by Barrick's actions, rather than based on external ratings. The performance targets include Scope 1 and Scope 2 GHG emissions intensity, water use efficiency (reuse and recycling rates), and TRIFR3. Barrick may incur positive or negative pricing adjustments on drawn credit spreads and standby fees based on its sustainability performance versus the targets that have been set. The key financial covenant in our undrawn Credit Facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.02:1 as at June 30, 2023 (0.01:1 as at December 31, 2022).

Summary of Cash Inflow (Outflow)

($ millions)	For the three months ended			For the six months ended
	6/30/23	3/31/23	6/30/22	6/30/23	6/30/22
Net cash provided by operating activities	832	776	924	1,608	1,928
Investing activities
Capital expenditures	(769)	(688)	(755)	(1,457)	(1,366)
Investment sales	0	0	122	0	382
Dividends received from equity method investments	18	67	310	85	669
Other	8	3	22	11	23
Total investing outflows	(743)	(618)	(301)	(1,361)	(292)
Net change in debt[a]	(4)	(4)	(4)	(8)	(10)
Dividends[b]	(174)	(175)	(353)	(349)	(531)
Net disbursements to non-controlling interests	(152)	(62)	(232)	(214)	(499)
Share buyback program	0	0	(173)	0	(173)
Other	21	20	35	41	80
Total financing outflows	(309)	(221)	(727)	(530)	(1,133)
Effect of exchange rate	0	0	(3)	0	(3)
Decrease in cash and equivalents	(220)	(63)	(107)	(283)	500
a.The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.
b.For the three and six months ended June 30, 2023, we declared and paid dividends per share in US dollars totaling $0.10 and $0.20, respectively (March 31, 2023: declared and paid $0.10; June 30, 2022: declared and paid $0.20 and $0.30, respectively).

Q2 2023 compared to Q1 2023
In the second quarter of 2023, we generated $832 million in operating cash flow, compared to $776 million in the prior quarter. The increase of $56 million was primarily due to an increase in realized gold prices1, lower total cash costs/C1 cash costs per ounce/pound1, as well as higher gold and copper sales volumes, partially offset by a decrease in realized copper prices1. Operating cash flow was further affected by a reduction in the unfavorable movement in working capital, mainly due to a favorable movement in accounts payable and inventory, partially offset by an unfavorable movement in other current assets and accounts receivable. These results were further impacted by an increase in cash taxes paid and higher interest paid as a result of the timing of semi-annual interest payments on our bonds.
Cash outflows from investing activities in the second quarter of 2023 were $743 million, compared to $618 million in the prior quarter. The increase of $125 million was primarily due to higher capital expenditures, mainly at Loulo-Gounkoto due to higher capitalized underground development, at Carlin due to increased capitalized waste stripping, and at Lumwana due to the replacement of mining fleet. This was combined with a decrease in dividends received from equity method investments, in particular Kibali and Jabal Sayid.

BARRICK SECOND QUARTER 2023	54	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Net financing cash outflows for the second quarter of 2023 amounted to $309 million, compared to $221 million in the prior quarter. The increase of $88 million is primarily due to higher net disbursements paid to non-controlling interests, primarily to Newmont in relation to their interests in NGM and Pueblo Viejo.

Q2 2023 compared to Q2 2022
In the second quarter of 2023, we generated $832 million in operating cash flow, compared to $924 million in the same prior year period. The decrease of $92 million was primarily due to lower gold and copper sales volumes, higher gold and copper total cash costs/C1 cash costs per ounce/pound1 and a lower realized copper price1, partially offset by a higher realized gold price1. Operating cash flow was also positively impacted by higher interest received as a result of an increase in market interest rates and lower cash taxes paid.
Cash outflows from investing activities in the second quarter of 2023 were $743 million compared to $301 million in the same prior year period. The increase of $442 million was primarily due to lower dividends received from equity method investments, in particular Kibali, combined with proceeds received from investment sales in the same prior year period, which included the sale of our interest in Endeavour Mining, i-80 Gold Corp. and Perpetua Resources Corp.
Net financing cash outflows for the second quarter of 2023 amounted to $309 million compared to $727 million in the same prior year period. The decrease of $418 million is primarily due to lower dividends paid, and the repurchase of 8.5 million shares under the share buyback program in the same prior year period.

YTD 2023 compared to YTD 2022
For the six month period ended June 30, 2023, we generated $1,608 million in operating cash flow, compared to $1,928 million in the same prior year period. The decrease of $320 million was primarily due to higher total cash costs/C1 cash costs per ounce/pound1, lower gold and copper sales volumes, and a lower realized copper price1, partially offset by a higher realized gold price1. This was combined with an unfavorable movement in working capital, mainly in accounts receivable, accounts payable and other current liabilities, partially offset by a favorable movement in other current assets. These results were further impacted by lower cash taxes paid and an increase in interest received as a result of higher market interest rates.
Cash outflows from investing activities for the six month period ended June 30, 2023 were $1,361 million compared to $292 million in the same prior year period. The decrease of $1,069 million was primarily due to lower dividends received from equity method investments, in particular Kibali, combined with proceeds received from investment sales in the same prior year period, which included the sale of our interest in Endeavour Mining, Skeena Resources Ltd., i-80 Gold Corp. and Perpetua Resources Corp. Cash outflows from investing activities was further impacted by higher capital expenditures.
Net financing cash outflows for the six month period ended June 30, 2023 amounted to $530 million, compared to $1,133 million in the same prior year period. The decrease of $603 million is primarily due to lower net disbursements paid to non-controlling interests, primarily to Newmont in relation to their interests in NGM, combined with lower dividends paid, and the repurchase of 8.5 million shares under our current share buyback program in the same prior year period.

BARRICK SECOND QUARTER 2023	55	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Commitments and Contingencies

Litigation and Claims
We are currently subject to various litigation proceedings as disclosed in note 16 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments
In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at 6/30/23
	2023	2024	2025	2026	2027	2028 and thereafter	Total
Debt[a]
Repayment of principal	0	0	12	47	0	4,675	4,734
Capital leases	7	9	8	8	7	22	61
Interest	145	290	289	286	282	3,250	4,542
Provisions for environmental rehabilitation[b]	189	128	104	98	77	2,002	2,598
Restricted share units	6	14	3	0	0	0	23
Pension benefits and other post-retirement benefits	2	5	5	5	5	40	62
Purchase obligations for supplies and consumables[c]	513	290	189	159	155	338	1,644
Capital commitments[d]	456	14	2	0	0	0	472
Social development costs[e]	14	24	10	8	4	46	106
Other obligations[f]	23	39	45	67	52	523	749
Total	1,355	813	667	678	582	10,896	14,991
a.Debt and Interest: Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at June 30, 2023. Interest is calculated on our long-term debt obligations using both fixed and variable rates.
b.Provisions for environmental rehabilitation: Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of environmental rehabilitation.
c.Purchase obligations for supplies and consumables: Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
d.Capital commitments: Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
e.Social development costs: Includes a commitment of $14 million in 2028 and thereafter, related to the funding of a power transmission line in Argentina.
f.Other obligations includes the Pueblo Viejo joint venture partner shareholder loan, the deposit on the Pascua-Lama silver sale agreement with Wheaton Precious Metals Corp., and minimum royalty payments.

BARRICK SECOND QUARTER 2023	56	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Review of Quarterly Results

Quarterly Informationa

($ millions, except where indicated)	2023	2023	2022	2022	2022	2022	2021	2021
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	2,833	2,643	2,774	2,527	2,859	2,853	3,310	2,826
Realized price per ounce – gold[b]	1,972	1,902	1,728	1,722	1,861	1,876	1,793	1,771
Realized price per pound – copper[b]	3.70	4.20	3.81	3.24	3.72	4.68	4.63	3.98
Cost of sales	1,937	1,941	2,093	1,815	1,850	1,739	1,905	1,768
Net earnings	305	120	(735)	241	488	438	726	347
Per share (dollars)[c]	0.17	0.07	(0.42)	0.14	0.27	0.25	0.41	0.20
Adjusted net earnings[b]	336	247	220	224	419	463	626	419
Per share (dollars)[b,c]	0.19	0.14	0.13	0.13	0.24	0.26	0.35	0.24
Operating cash flow	832	776	795	758	924	1,004	1,387	1,050
Consolidated capital expenditures[d]	769	688	891	792	755	611	669	569
Free cash flow[b]	63	88	(96)	(34)	169	393	718	481
a.Sum of all the quarters may not add up to the annual total due to rounding.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 75 of this MD&A.
c.Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
d.Amounts presented on a consolidated cash basis.

Our recent financial results reflect our emphasis on cost discipline, an agile management structure that empowers our site based leadership teams and a portfolio of Tier One Gold Assets5. This, combined with a trend of historically elevated gold and copper prices, has resulted in strong operating cash flows over several quarters. The positive free cash flow1 generated, together with the proceeds from various divestitures, have allowed us to continue to reinvest in our business, strengthen our balance sheet and to increase returns to shareholders.
Net earnings has also been impacted by the following items in each quarter, which have been excluded from adjusted net earnings1. In the first quarter of 2023, we recorded a loss on currency translation of $38 million, mainly related to the devaluation of the Zambian kwacha, and a $30 million commitment towards the expansion of education infrastructure in Tanzania per our community investment obligations under the Twiga partnership. In the fourth quarter of 2022, we recorded a goodwill impairment of $950 million (net of non-controlling interests) related to Loulo-Gounkoto, a non-current asset impairment of $318 million (net of tax) and a net realizable value impairment of leach pad inventory of $27 million (net of tax) at Veladero, and a non-current asset impairment of $42 million (net of tax and non-controlling interests) at Long Canyon. In addition, we recorded an impairment reversal of $120 million and a gain of $300 million following the completion of the transaction allowing for the reconstitution of the Reko Diq project. In the fourth quarter of 2021, we recorded a gain of $118 million (net of tax and non-controlling interest) related to the disposition of Lone Tree.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2022 annual MD&A.
Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

There were no changes in our internal controls over financial reporting during the three months ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
Under the supervision and with the participation of management, including the President and Chief Executive Officer and Senior Executive Vice-President and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

BARRICK SECOND QUARTER 2023	57	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee of the Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the Financial Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments
Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying Financial Statements.

Non-GAAP Financial Measures

Adjusted Net Earnings and Adjusted Net Earnings per
Share
Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:
■Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
■Acquisition/disposition gains/losses;
■Foreign currency translation gains/losses;
■Significant tax adjustments;
■Other items that are not indicative of the underlying operating performance of our core mining business; and
■Tax effect and non-controlling interest of the above items.
Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP financial measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

BARRICK SECOND QUARTER 2023	58	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended			For the six months ended
	6/30/23	3/31/23	6/30/22	6/30/23	6/30/22
Net earnings attributable to equity holders of the Company	305	120	488	425	926
Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[a]	22	1	3	23	5
Acquisition/disposition gains[b]	(3)	(3)	(20)	(6)	(22)
(Gain) loss on currency translation	(12)	38	6	26	9
Significant tax adjustments[c]	33	48	38	81	55
Other (income) expense adjustments[d]	(3)	63	(95)	60	(82)
Non-controlling interest[e]	(7)	(6)	(7)	(13)	(7)
Tax effect[e]	1	(14)	6	(13)	(2)
Adjusted net earnings	336	247	419	583	882
Net earnings per share[f]	0.17	0.07	0.27	0.24	0.52
Adjusted net earnings per share[f]	0.19	0.14	0.24	0.33	0.50
a.For the three and six month periods ended June 30, 2023, net impairment charges were mainly related to miscellaneous assets.
b.For the three and six month periods ended June 30, 2022, acquisition/disposition gains were primarily related to miscellaneous permit and land assets.
c.For the three and six month periods ended June 30, 2023, significant tax adjustments were mainly related to the settlement agreement to resolve the tax dispute at Porgera, adjustments in respect of prior years and the re-measurement of deferred tax balances.
d.For the three month period ended March 31, 2023 and the six month period ended June 30, 2023, other (income) expense adjustments mainly relate to the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership. Other (income) expense adjustments for all periods were also impacted by changes in the discount rate assumptions on our closed mine rehabilitation provision and care and maintenance expenses at Porgera.
e.Non-controlling interest and tax effect for the three and six month periods ended June 30, 2023 primarily relates to loss on currency translation.
f.Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow
Free cash flow is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.
Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended			For the six months ended
	6/30/23	3/31/23	6/30/22	6/30/23	6/30/22
Net cash provided by operating activities	832	776	924	1,608	1,928
Capital expenditures	(769)	(688)	(755)	(1,457)	(1,366)
Free cash flow	63	88	169	151	562

Capital Expenditures
Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of the Classification of Capital Expenditures

($ millions)	For the three months ended			For the six months ended
	6/30/23	3/31/23	6/30/22	6/30/23	6/30/22
Minesite sustaining capital expenditures	524	454	523	978	943
Project capital expenditures	238	226	226	464	412
Capitalized interest	7	8	6	15	11
Total consolidated capital expenditures	769	688	755	1,457	1,366

BARRICK SECOND QUARTER 2023	59	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound
Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the WGC (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick, the WGC. The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.
Total cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.
All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.
We believe that our use of total cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.
Total cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.
In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but does not reflect a reduction in costs for costs associated with other metal sales.
C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and production taxes and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

BARRICK SECOND QUARTER 2023	60	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended			For the six months ended
	Footnote	6/30/23	3/31/23	6/30/22	6/30/23	6/30/22
Cost of sales applicable to gold production		1,753	1,761	1,703	3,514	3,285
Depreciation		(413)	(445)	(438)	(858)	(857)
Cash cost of sales applicable to equity method investments		67	63	54	130	105
By-product credits		(60)	(61)	(51)	(121)	(106)
Non-recurring items	a	0	0	0	0	0
Other	b	5	0	(22)	5	(23)
Non-controlling interests	c	(388)	(378)	(358)	(766)	(689)
Total cash costs		964	940	888	1,904	1,715
General & administrative costs		28	39	30	67	84
Minesite exploration and evaluation costs	d	14	11	20	25	30
Minesite sustaining capital expenditures	e	524	454	523	978	943
Sustaining leases		9	7	6	16	15
Rehabilitation - accretion and amortization (operating sites)	f	15	14	13	29	24
Non-controlling interest, copper operations and other	g	(197)	(159)	(221)	(356)	(397)
All-in sustaining costs		1,357	1,306	1,259	2,663	2,414
Global exploration and evaluation and project expense	d	87	60	80	147	137
Community relations costs not related to current operations		1	0	0	1	0
Project capital expenditures	e	238	226	226	464	412
Non-sustaining leases		0	0	0	0	0
Rehabilitation - accretion and amortization (non-operating sites)	f	6	6	5	12	8
Non-controlling interest and copper operations and other	g	(122)	(88)	(68)	(210)	(126)
All-in costs		1,567	1,510	1,502	3,077	2,845
Ounces sold - equity basis (000s ounces)	h	1,001	954	1,040	1,955	2,033
Cost of sales per ounce	i,j	1,323	1,378	1,216	1,350	1,203
Total cash costs per ounce	j	963	986	855	974	844
Total cash costs per ounce (on a co-product basis)	j,k	1,003	1,030	887	1,016	878
All-in sustaining costs per ounce	j	1,355	1,370	1,212	1,362	1,188
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,395	1,414	1,244	1,404	1,222
All-in costs per ounce	j	1,566	1,583	1,444	1,574	1,399
All-in costs per ounce (on a co-product basis)	j,k	1,606	1,627	1,476	1,616	1,433
a.Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

b.Other
Other adjustments for the three and six month periods ended June 30, 2023 include the removal of total cash costs and by-product credits associated with Pierina, Golden Sunlight, and Buzwagi, which all are producing incidental ounces, of $nil and $3 million, respectively (March 31, 2023: $3 million; June 30, 2022: $7 million and $10 million, respectively).

c.Non-controlling interests
Non-controlling interests include non-controlling interests related to gold production of $533 million and $1,062 million, respectively, for the three and six month periods ended June 30, 2023 (March 31, 2023: $529 million and June 30, 2022: $505 million and $981 million, respectively). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu. Refer to Note 5 to the Financial Statements for further information.

d.Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 50 of this MD&A.

e.Capital expenditures
Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year are the plant expansion project at Pueblo Viejo and the solar projects at NGM and Loulo-Gounkoto. Refer to page 49 of this MD&A.

f.Rehabilitation—accretion and amortization
Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

g.Non-controlling interest and copper operations
Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina, Golden Sunlight, and Buzwagi. The impact is summarized as the following:

BARRICK SECOND QUARTER 2023	61	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)	For the three months ended			For the six months ended
Non-controlling interest, copper operations and other	6/30/23	3/31/23	6/30/22	6/30/23	6/30/22
General & administrative costs	(5)	(6)	(5)	(11)	(18)
Minesite exploration and evaluation expenses	(4)	(4)	(7)	(8)	(10)
Rehabilitation - accretion and amortization (operating sites)	(5)	(5)	(4)	(10)	(7)
Minesite sustaining capital expenditures	(183)	(144)	(205)	(327)	(362)
All-in sustaining costs total	(197)	(159)	(221)	(356)	(397)
Global exploration and evaluation and project expense	(37)	(12)	(11)	(49)	(15)
Project capital expenditures	(85)	(76)	(57)	(161)	(111)
All-in costs total	(122)	(88)	(68)	(210)	(126)

h.Ounces sold - equity basis
Figures remove the impact of: Pierina and Buzwagi. Some of these assets are producing incidental ounces while in closure or care and maintenance.

i.Cost of sales per ounce
Figures remove the cost of sales impact of: Pierina of $nil and $3 million, respectively, for the three and six month periods ended June 30, 2023 (March 31, 2023: $3 million and June 30, 2022: $8 million and $11 million, respectively); Golden Sunlight of $nil and $nil, respectively, for the three and six month periods ended June 30, 2023 (March 31, 2023: $nil and June 30, 2022: $nil and $nil respectively); Buzwagi of $nil and $nil, respectively, for the three and six month periods ended June 30, 2023 (March 31, 2023: $nil and June 30, 2022: $nil and $nil, respectively), which are producing incidental ounces. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share).

j.Per ounce figures
Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

k.Co-product costs per ounce
Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended			For the six months ended
	6/30/23	3/31/23	6/30/22	6/30/23	6/30/22
By-product credits	60	61	51	121	106
Non-controlling interest	(20)	(19)	(18)	(39)	(37)
By-product credits (net of non-controlling interest)	40	42	33	82	69

BARRICK SECOND QUARTER 2023	62	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating segment

($ millions, except per ounce information in dollars)					For the three months ended 6/30/23
	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[b]	Hemlo	North America
Cost of sales applicable to gold production		495	245	172	8	96	1,016	56	1,072
Depreciation		(91)	(67)	(43)	(5)	(18)	(224)	(7)	(231)
By-product credits		0	(1)	(1)	0	(40)	(42)	0	(42)
Non-recurring items	c	0	0	0	0	0	0	0	0
Other	d	(3)	0	0	0	7	4	0	4
Non-controlling interests		(155)	(68)	(50)	(1)	(18)	(292)	0	(292)
Total cash costs		246	109	78	2	27	462	49	511
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	7	2	2	0	0	11	0	11
Minesite sustaining capital expenditures	f	146	81	23	0	6	261	8	269
Sustaining capital leases		0	0	0	0	1	1	0	1
Rehabilitation - accretion and amortization (operating sites)	g	3	5	0	0	1	9	1	10
Non-controlling interests		(60)	(34)	(9)	0	(3)	(108)	0	(108)
All-in sustaining costs		342	163	94	2	32	636	58	694
Global exploration and evaluation and project expense	e	0	0	0	0	0	0	0	0
Project capital expenditures	f	0	30	1	0	0	74	1	75
Non-controlling interests		0	(12)	0	0	0	(29)	0	(29)
All-in costs		342	181	95	2	32	681	59	740
Ounces sold - equity basis (000s ounces)		243	112	72	3	28	458	35	493
Cost of sales per ounce	h,i	1,240	1,346	1,466	1,640	2,075	1,357	1,562	1,371
Total cash costs per ounce	i	1,013	972	1,088	637	948	1,009	1,356	1,034
Total cash costs per ounce (on a co-product basis)	i,j	1,014	976	1,098	640	1,676	1,057	1,361	1,079
All-in sustaining costs per ounce	i	1,407	1,453	1,302	677	1,132	1,388	1,634	1,406
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,408	1,457	1,312	680	1,860	1,436	1,639	1,451
All-in costs per ounce	i	1,407	1,618	1,310	677	1,132	1,489	1,666	1,502
All-in costs per ounce (on a co-product basis)	i,j	1,408	1,622	1,320	680	1,860	1,537	1,671	1,547

($ millions, except per ounce information in dollars)			For the three months ended 6/30/23
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		177	65	242
Depreciation		(60)	(18)	(78)
By-product credits		(6)	(2)	(8)
Non-recurring items	c	0	0	0
Other	d	0	0	0
Non-controlling interests		(45)	0	(45)
Total cash costs		66	45	111
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	e	0	2	2
Minesite sustaining capital expenditures	f	48	25	73
Sustaining capital leases		0	0	0
Rehabilitation - accretion and amortization (operating sites)	g	2	1	3
Non-controlling interests		(19)	0	(19)
All-in sustaining costs		97	73	170
Global exploration and evaluation and project expense	e	0	0	0
Project capital expenditures	f	75	1	76
Non-controlling interests		(30)	0	(30)
All-in costs		142	74	216
Ounces sold - equity basis (000s ounces)		79	45	124
Cost of sales per ounce	h,i	1,344	1,424	1,390
Total cash costs per ounce	i	840	999	896
Total cash costs per ounce (on a co-product basis)	i,j	886	1,048	943
All-in sustaining costs per ounce	i	1,219	1,599	1,392
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,265	1,648	1,439
All-in costs per ounce	i	1,788	1,614	1,818
All-in costs per ounce (on a co-product basis)	i,j	1,834	1,663	1,865

BARRICK SECOND QUARTER 2023	63	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the three months ended 6/30/23
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East
Cost of sales applicable to gold production		199	111	91	76	71	548
Depreciation		(60)	(41)	(19)	(7)	(15)	(142)
By-product credits		0	(1)	0	0	(6)	(7)
Non-recurring items	c	0	0	0	0	0	0
Other	d	0	0	0	0	0	0
Non-controlling interests		(28)	0	(12)	(7)	(9)	(56)
Total cash costs		111	69	60	62	41	343
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	e	0	0	0	0	0	0
Minesite sustaining capital expenditures	f	76	10	30	5	14	135
Sustaining capital leases		1	3	0	1	0	5
Rehabilitation - accretion and amortization (operating sites)	g	1	0	2	0	1	4
Non-controlling interests		(16)	0	(5)	(1)	(3)	(25)
All-in sustaining costs		173	82	87	67	53	462
Global exploration and evaluation and project expense	e	0	0	0	0	0	0
Project capital expenditures	f	16	8	19	0	9	52
Non-controlling interests		(3)	0	(3)	0	(1)	(7)
All-in costs		186	90	103	67	61	507
Ounces sold - equity basis (000s ounces)		140	87	64	45	48	384
Cost of sales per ounce	h,i	1,150	1,269	1,208	1,514	1,231	1,239
Total cash costs per ounce	i	801	797	942	1,380	850	898
Total cash costs per ounce (on a co-product basis)	i,j	801	801	949	1,384	960	915
All-in sustaining costs per ounce	i	1,245	955	1,355	1,465	1,105	1,206
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,245	959	1,362	1,469	1,215	1,223
All-in costs per ounce	i	1,335	1,043	1,606	1,465	1,273	1,321
All-in costs per ounce (on a co-product basis)	i,j	1,335	1,047	1,613	1,469	1,383	1,338

($ millions, except per ounce information in dollars)					For the three months ended 3/31/23
	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[b]	Hemlo	North America
Cost of sales applicable to gold production		393	295	189	6	99	982	59	1,041
Depreciation		(63)	(91)	(50)	(4)	(19)	(227)	(8)	(235)
By-product credits		(1)	(1)	(1)	0	(38)	(41)	0	(41)
Non-recurring items	c	0	0	0	0	0	0	0	0
Other	d	(5)	0	0	0	7	2	0	2
Non-controlling interests		(125)	(78)	(53)	(1)	(18)	(275)	0	(275)
Total cash costs		199	125	85	1	31	441	51	492
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	8	0	1	0	0	10	0	10
Minesite sustaining capital expenditures	f	116	67	30	0	6	224	12	236
Sustaining capital leases		0	0	0	0	0	0	1	1
Rehabilitation - accretion and amortization (operating sites)	g	3	4	1	0	1	9	0	9
Non-controlling interests		(49)	(27)	(13)	0	(3)	(94)	0	(94)
All-in sustaining costs		277	169	104	1	35	590	64	654
Global exploration and evaluation and project expense	e	0	0	0	0	0	0	0	0
Project capital expenditures	f	0	24	5	0	0	53	0	53
Non-controlling interests		0	(9)	(2)	0	0	(20)	0	(20)
All-in costs		277	184	107	1	35	623	64	687
Ounces sold - equity basis (000s ounces)		164	137	82	2	26	411	40	451
Cost of sales per ounce	h,i	1,449	1,324	1,412	1,621	2,380	1,461	1,486	1,463
Total cash costs per ounce	i	1,215	913	1,034	579	1,198	1,074	1,291	1,093
Total cash costs per ounce (on a co-product basis)	i,j	1,218	916	1,041	579	1,930	1,124	1,296	1,139
All-in sustaining costs per ounce	i	1,689	1,233	1,271	629	1,365	1,436	1,609	1,451
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,692	1,236	1,278	629	2,097	1,486	1,614	1,497
All-in costs per ounce	i	1,689	1,340	1,306	629	1,365	1,514	1,610	1,522
All-in costs per ounce (on a co-product basis)	i,j	1,692	1,343	1,313	629	2,097	1,564	1,615	1,568

BARRICK SECOND QUARTER 2023	64	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)			For the three months ended 3/31/23
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		184	70	254
Depreciation		(64)	(22)	(86)
By-product credits		(12)	(2)	(14)
Non-recurring items	c	0	0	0
Other	d	0	0	0
Non-controlling interests		(44)	0	(44)
Total cash costs		64	46	110
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	e	0	1	1
Minesite sustaining capital expenditures	f	52	30	82
Sustaining capital leases		0	1	1
Rehabilitation - accretion and amortization (operating sites)	g	1	0	1
Non-controlling interests		(21)	0	(21)
All-in sustaining costs		96	78	174
Global exploration and evaluation and project expense	e	0	0	0
Project capital expenditures	f	61	6	67
Non-controlling interests		(24)	0	(24)
All-in costs		133	84	217
Ounces sold - equity basis (000s ounces)		90	44	134
Cost of sales per ounce	h,i	1,241	1,587	1,377
Total cash costs per ounce	i	714	1,035	819
Total cash costs per ounce (on a co-product basis)	i,j	808	1,074	895
All-in sustaining costs per ounce	i	1,073	1,761	1,304
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,167	1,800	1,380
All-in costs per ounce	i	1,481	1,910	1,661
All-in costs per ounce (on a co-product basis)	i,j	1,575	1,949	1,737

($ millions, except per ounce information in dollars)				For the three months ended 3/31/23
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East
Cost of sales applicable to gold production		215	91	83	83	74	546
Depreciation		(71)	(25)	(19)	(15)	(16)	(146)
By-product credits		0	0	(1)	0	(5)	(6)
Non-recurring items	c	0	0	0	0	0	0
Other	d	0	0	0	0	0	0
Non-controlling interests		(29)	0	(10)	(7)	(8)	(54)
Total cash costs		115	66	53	61	45	340
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	e	0	0	0	0	0	0
Minesite sustaining capital expenditures	f	55	12	30	4	19	120
Sustaining capital leases		1	0	0	0	0	1
Rehabilitation - accretion and amortization (operating sites)	g	0	0	1	1	0	2
Non-controlling interests		(11)	0	(5)	0	(3)	(19)
All-in sustaining costs		160	78	79	66	61	444
Global exploration and evaluation and project expense	e	0	0	0	0	0	0
Project capital expenditures	f	49	7	12	0	5	73
Non-controlling interests		(10)	0	(2)	0	(1)	(13)
All-in costs		199	85	89	66	65	504
Ounces sold - equity basis (000s ounces)		134	67	70	52	46	369
Cost of sales per ounce	h,i	1,275	1,367	987	1,453	1,358	1,272
Total cash costs per ounce	i	855	987	759	1,182	982	922
Total cash costs per ounce (on a co-product basis)	i,j	855	993	765	1,185	1,070	936
All-in sustaining costs per ounce	i	1,190	1,177	1,137	1,284	1,332	1,208
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,190	1,183	1,143	1,287	1,420	1,222
All-in costs per ounce	i	1,485	1,289	1,278	1,284	1,423	1,374
All-in costs per ounce (on a co-product basis)	i,j	1,485	1,295	1,284	1,287	1,511	1,388

BARRICK SECOND QUARTER 2023	65	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the three months ended 6/30/22
	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[b]	Hemlo	North America
Cost of sales applicable to gold production		451	179	161	42	84	917	60	977
Depreciation		(80)	(48)	(44)	(27)	(19)	(218)	(7)	(225)
By-product credits		0	(1)	(1)	0	(30)	(32)	0	(32)
Non-recurring items	c	0	0	0	0	0	0	0	0
Other	d	(24)	0	0	0	1	(23)	0	(23)
Non-controlling interests		(134)	(50)	(45)	(6)	(14)	(249)	0	(249)
Total cash costs		213	80	71	9	22	395	53	448
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	5	3	4	0	0	13	1	14
Minesite sustaining capital expenditures	f	124	100	29	0	8	266	9	275
Sustaining capital leases		1	0	0	0	0	1	0	1
Rehabilitation - accretion and amortization (operating sites)	g	3	2	1	1	1	8	1	9
Non-controlling interests		(51)	(40)	(13)	0	(3)	(108)	0	(108)
All-in sustaining costs		295	145	92	10	28	575	64	639
Global exploration and evaluation and project expense	e	0	0	0	0	0	0	0	0
Project capital expenditures	f	0	24	11	0	0	39	0	39
Non-controlling interests		0	(9)	(4)	0	0	(15)	0	(15)
All-in costs		295	160	99	10	28	599	64	663
Ounces sold - equity basis (000s ounces)		246	95	76	21	25	463	36	499
Cost of sales per ounce	h,i	1,042	1,168	1,289	1,280	2,114	1,171	1,698	1,208
Total cash costs per ounce	i	862	850	928	450	895	856	1,489	901
Total cash costs per ounce (on a co-product basis)	i,j	863	853	932	451	1,644	897	1,494	940
All-in sustaining costs per ounce	i	1,192	1,538	1,195	459	1,152	1,238	1,804	1,278
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,193	1,541	1,199	460	1,901	1,279	1,809	1,317
All-in costs per ounce	i	1,192	1,692	1,284	459	1,152	1,288	1,805	1,325
All-in costs per ounce (on a co-product basis)	i,j	1,193	1,695	1,288	460	1,901	1,329	1,810	1,364

($ millions, except per ounce information in dollars)			For the three months ended 6/30/22
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		196	86	282
Depreciation		(60)	(31)	(91)
By-product credits		(12)	(1)	(13)
Non-recurring items	c	0	0	0
Other	d	0	0	0
Non-controlling interests		(50)	0	(50)
Total cash costs		74	54	128
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	e	0	1	1
Minesite sustaining capital expenditures	f	49	36	85
Sustaining capital leases		0	1	1
Rehabilitation - accretion and amortization (operating sites)	g	2	0	2
Non-controlling interests		(21)	0	(21)
All-in sustaining costs		104	92	196
Global exploration and evaluation and project expense	e	1	0	1
Project capital expenditures	f	87	10	97
Non-controlling interests		(35)	0	(35)
All-in costs		157	102	259
Ounces sold - equity basis (000s ounces)		102	63	165
Cost of sales per ounce	h,i	1,154	1,369	1,250
Total cash costs per ounce	i	724	861	775
Total cash costs per ounce (on a co-product basis)	i,j	796	879	826
All-in sustaining costs per ounce	i	1,024	1,461	1,192
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,096	1,479	1,243
All-in costs per ounce	i	1,536	1,627	1,579
All-in costs per ounce (on a co-product basis)	i,j	1,608	1,645	1,630

BARRICK SECOND QUARTER 2023	66	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the three months ended 6/30/22
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East
Cost of sales applicable to gold production		193	90	83	91	71	528
Depreciation		(64)	(33)	(23)	(21)	(14)	(155)
By-product credits		0	(1)	(1)	0	(6)	(8)
Non-recurring items	c	0	0	0	0	0	0
Other	d	0	0	0	0	0	0
Non-controlling interests		(25)	0	(10)	(7)	(8)	(50)
Total cash costs		104	56	49	63	43	315
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	e	1	3	1	1	0	6
Minesite sustaining capital expenditures	f	48	14	13	2	15	92
Sustaining capital leases		0	0	0	1	0	1
Rehabilitation - accretion and amortization (operating sites)	g	1	0	2	1	1	5
Non-controlling interests		(10)	0	(2)	(1)	(2)	(15)
All-in sustaining costs		144	73	63	67	57	404
Global exploration and evaluation and project expense	e	0	0	0	0	0	0
Project capital expenditures	f	34	6	27	1	12	80
Non-controlling interests		(7)	0	(4)	0	(2)	(13)
All-in costs		171	79	86	68	67	471
Ounces sold - equity basis (000s ounces)		141	77	67	40	51	376
Cost of sales per ounce	h,i	1,093	1,164	1,060	2,025	1,163	1,211
Total cash costs per ounce	i	730	738	756	1,558	836	839
Total cash costs per ounce (on a co-product basis)	i,j	730	742	762	1,561	930	854
All-in sustaining costs per ounce	i	1,013	946	957	1,655	1,094	1,069
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,013	950	963	1,658	1,188	1,084
All-in costs per ounce	i	1,205	1,027	1,301	1,673	1,292	1,247
All-in costs per ounce (on a co-product basis)	i,j	1,205	1,031	1,307	1,676	1,386	1,262

($ millions, except per ounce information in dollars)					For the six months ended 6/30/23
	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[b]	Hemlo	North America
Cost of sales applicable to gold production		888	540	361	14	195	1,998	115	2,113
Depreciation		(154)	(158)	(93)	(9)	(37)	(451)	(15)	(466)
By-product credits		(1)	(2)	(2)	0	(78)	(83)	0	(83)
Non-recurring items	c	0	0	0	0	0	0	0	0
Other	d	(8)	0	0	0	14	6	0	6
Non-controlling interests		(280)	(146)	(103)	(2)	(36)	(567)	0	(567)
Total cash costs		445	234	163	3	58	903	100	1,003
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	15	2	3	0	0	21	0	21
Minesite sustaining capital expenditures	f	262	148	53	0	12	485	20	505
Sustaining capital leases		0	0	0	0	1	1	1	2
Rehabilitation - accretion and amortization (operating sites)	g	6	9	1	0	2	18	1	19
Non-controlling interests		(109)	(61)	(22)	0	(6)	(202)	0	(202)
All-in sustaining costs		619	332	198	3	67	1,226	122	1,348
Global exploration and evaluation and project expense	e	0	0	0	0	0	0	0	0
Project capital expenditures	f	0	54	6	0	0	127	1	128
Non-controlling interests		0	(21)	(2)	0	0	(49)	0	(49)
All-in costs		619	365	202	3	67	1,304	123	1,427
Ounces sold - equity basis (000s ounces)		407	249	154	5	54	869	75	944
Cost of sales per ounce	h,i	1,325	1,334	1,438	1,632	2,221	1,406	1,521	1,415
Total cash costs per ounce	i	1,094	940	1,059	611	1,068	1,040	1,322	1,062
Total cash costs per ounce (on a co-product basis)	i,j	1,096	944	1,068	613	1,798	1,089	1,327	1,107
All-in sustaining costs per ounce	i	1,521	1,332	1,286	656	1,244	1,411	1,621	1,427
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,523	1,336	1,295	658	1,974	1,460	1,626	1,472
All-in costs per ounce	i	1,521	1,465	1,308	656	1,244	1,501	1,637	1,512
All-in costs per ounce (on a co-product basis)	i,j	1,523	1,469	1,317	658	1,974	1,550	1,642	1,557

BARRICK SECOND QUARTER 2023	67	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)			For the six months ended 6/30/23
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		361	135	496
Depreciation		(124)	(40)	(164)
By-product credits		(18)	(4)	(22)
Non-recurring items	c	0	0	0
Other	d	0	0	0
Non-controlling interests		(89)	0	(89)
Total cash costs		130	91	221
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	e	0	3	3
Minesite sustaining capital expenditures	f	100	55	155
Sustaining capital leases		0	1	1
Rehabilitation - accretion and amortization (operating sites)	g	3	1	4
Non-controlling interests		(40)	0	(40)
All-in sustaining costs		193	151	344
Global exploration and evaluation and project expense	e	0	0	0
Project capital expenditures	f	136	7	143
Non-controlling interests		(54)	0	(54)
All-in costs		275	158	433
Ounces sold - equity basis (000s ounces)		169	89	258
Cost of sales per ounce	h,i	1,289	1,504	1,383
Total cash costs per ounce	i	772	1,017	856
Total cash costs per ounce (on a co-product basis)	i,j	844	1,061	918
All-in sustaining costs per ounce	i	1,141	1,678	1,346
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,213	1,722	1,408
All-in costs per ounce	i	1,625	1,760	1,736
All-in costs per ounce (on a co-product basis)	i,j	1,697	1,804	1,798

($ millions, except per ounce information in dollars)				For the six months ended 6/30/23
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East
Cost of sales applicable to gold production		414	202	174	159	145	1,094
Depreciation		(131)	(66)	(38)	(22)	(31)	(288)
By-product credits		0	(1)	(1)	0	(11)	(13)
Non-recurring items	c	0	0	0	0	0	0
Other	d	0	0	0	0	0	0
Non-controlling interests		(57)	0	(22)	(14)	(17)	(110)
Total cash costs		226	135	113	123	86	683
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	e	0	0	0	0	0	0
Minesite sustaining capital expenditures	f	131	22	60	9	33	255
Sustaining capital leases		2	3	0	1	0	6
Rehabilitation - accretion and amortization (operating sites)	g	1	0	3	1	1	6
Non-controlling interests		(27)	0	(10)	(1)	(6)	(44)
All-in sustaining costs		333	160	166	133	114	906
Global exploration and evaluation and project expense	e	0	0	0	0	0	0
Project capital expenditures	f	65	15	31	0	14	125
Non-controlling interests		(13)	0	(5)	0	(2)	(20)
All-in costs		385	175	192	133	126	1,011
Ounces sold - equity basis (000s ounces)		274	154	134	97	94	753
Cost of sales per ounce	h,i	1,211	1,311	1,092	1,481	1,293	1,255
Total cash costs per ounce	i	827	879	846	1,275	914	910
Total cash costs per ounce (on a co-product basis)	i,j	827	884	853	1,278	1,014	925
All-in sustaining costs per ounce	i	1,218	1,052	1,240	1,369	1,215	1,207
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,218	1,057	1,247	1,372	1,315	1,222
All-in costs per ounce	i	1,409	1,150	1,434	1,369	1,346	1,347
All-in costs per ounce (on a co-product basis)	i,j	1,409	1,155	1,441	1,372	1,446	1,362

BARRICK SECOND QUARTER 2023	68	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the six months ended 6/30/22
	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[b]	Hemlo	North America
Cost of sales applicable to gold production		830	393	310	87	163	1,783	114	1,897
Depreciation		(149)	(110)	(86)	(58)	(37)	(440)	(14)	(454)
By-product credits		0	(2)	(1)	0	(64)	(67)	0	(67)
Non-recurring items	c	0	0	0	0	0	0	0	0
Other	d	(24)	0	0	0	3	(21)	0	(21)
Non-controlling interests		(253)	(108)	(86)	(11)	(25)	(483)	0	(483)
Total cash costs		404	173	137	18	40	772	100	872
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	7	6	4	0	0	18	2	20
Minesite sustaining capital expenditures	f	235	166	55	0	13	475	22	497
Sustaining capital leases		1	0	0	0	1	3	1	4
Rehabilitation - accretion and amortization (operating sites)	g	5	4	1	1	2	13	1	14
Non-controlling interests		(96)	(68)	(23)	0	(6)	(195)	0	(195)
All-in sustaining costs		556	281	174	19	50	1,086	126	1,212
Global exploration and evaluation and project expense	e	0	0	0	0	0	0	0	0
Project capital expenditures	f	0	44	21	0	0	88	0	88
Non-controlling interests		0	(17)	(8)	0	0	(34)	0	(34)
All-in costs		556	308	187	19	50	1,140	126	1,266
Ounces sold - equity basis (000s ounces)		476	213	140	46	46	921	67	988
Cost of sales per ounce	h,i	1,029	1,138	1,356	1,176	2,179	1,170	1,712	1,206
Total cash costs per ounce	i	846	814	974	390	867	838	1,496	882
Total cash costs per ounce (on a co-product basis)	i,j	847	819	978	391	1,684	881	1,503	923
All-in sustaining costs per ounce	i	1,166	1,323	1,234	407	1,093	1,178	1,888	1,226
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,167	1,328	1,238	408	1,910	1,221	1,895	1,267
All-in costs per ounce	i	1,166	1,450	1,326	407	1,093	1,237	1,889	1,281
All-in costs per ounce (on a co-product basis)	i,j	1,167	1,455	1,330	408	1,910	1,280	1,896	1,322

($ millions, except per ounce information in dollars)			For the six months ended 6/30/22
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		383	140	523
Depreciation		(118)	(50)	(168)
By-product credits		(23)	(2)	(25)
Non-recurring items	c	0	0	0
Other	d	0	0	0
Non-controlling interests		(97)	0	(97)
Total cash costs		145	88	233
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	e	0	1	1
Minesite sustaining capital expenditures	f	93	64	157
Sustaining capital leases		0	2	2
Rehabilitation - accretion and amortization (operating sites)	g	4	1	5
Non-controlling interests		(39)	0	(39)
All-in sustaining costs		203	156	359
Global exploration and evaluation and project expense	e	1	0	1
Project capital expenditures	f	166	18	184
Non-controlling interests		(67)	0	(67)
All-in costs		303	174	477
Ounces sold - equity basis (000s ounces)		206	102	308
Cost of sales per ounce	h,i	1,115	1,361	1,216
Total cash costs per ounce	i	703	856	753
Total cash costs per ounce (on a co-product basis)	i,j	770	875	804
All-in sustaining costs per ounce	i	985	1,511	1,164
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,052	1,530	1,215
All-in costs per ounce	i	1,468	1,692	1,552
All-in costs per ounce (on a co-product basis)	i,j	1,535	1,711	1,603

BARRICK SECOND QUARTER 2023	69	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the six months ended 6/30/22
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East
Cost of sales applicable to gold production		379	173	143	176	150	1,021
Depreciation		(127)	(61)	(33)	(36)	(31)	(288)
By-product credits		0	(1)	(1)	0	(13)	(15)
Non-recurring items	c	0	0	0	0	0	0
Other	d	0	0	0	0	0	0
Non-controlling interests		(50)	0	(18)	(14)	(17)	(99)
Total cash costs		202	111	91	126	89	619
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	e	3	6	2	2	0	13
Minesite sustaining capital expenditures	f	90	29	22	6	24	171
Sustaining capital leases		0	0	0	1	0	1
Rehabilitation - accretion and amortization (operating sites)	g	2	0	3	1	1	7
Non-controlling interests		(19)	0	(4)	(2)	(4)	(29)
All-in sustaining costs		278	146	114	134	110	782
Global exploration and evaluation and project expense	e	0	0	0	0	0	0
Project capital expenditures	f	56	10	40	1	16	123
Non-controlling interests		(11)	0	(6)	0	(2)	(19)
All-in costs		323	156	148	135	124	886
Ounces sold - equity basis (000s ounces)		278	150	125	78	106	737
Cost of sales per ounce	h,i	1,091	1,151	963	2,030	1,190	1,195
Total cash costs per ounce	i	725	741	734	1,611	842	840
Total cash costs per ounce (on a co-product basis)	i,j	725	746	740	1,614	944	857
All-in sustaining costs per ounce	i	997	970	918	1,727	1,037	1,061
All-in sustaining costs per ounce (on a co-product basis)	i,j	997	975	924	1,730	1,139	1,078
All-in costs per ounce	i	1,158	1,036	1,187	1,735	1,168	1,201
All-in costs per ounce (on a co-product basis)	i,j	1,158	1,041	1,193	1,738	1,270	1,218

a.Includes Goldrush.

b.These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon.

c.Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

d.Other
Other adjustments at Carlin include the removal of total cash costs and by-product credits associated with Emigrant starting the second quarter of 2022, which is producing incidental ounces.

e.Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 50 of this MD&A.

f.Capital expenditures
Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year are the plant expansion project at Pueblo Viejo and the solar projects at NGM and Loulo-Gounkoto. Refer to page 49 of this MD&A.

g.Rehabilitation - accretion and amortization
Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.Cost of sales per ounce
Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share).

i.Per ounce figures
Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

j.Co-product costs per ounce
Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

BARRICK SECOND QUARTER 2023	70	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)	For the three months ended 6/30/23
	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[b]	Hemlo
By-product credits	0	1	1	0	40	42	0
Non-controlling interest	0	(1)	(1)	0	(16)	(18)	0
By-product credits (net of non-controlling interest)	0	0	0	0	24	24	0

($ millions)	For the three months ended 6/30/23
	Pueblo Viejo	Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits	6	2	0	1	0	0	6
Non-controlling interest	(2)	0	0	0	0	0	(1)
By-product credits (net of non-controlling interest)	4	2	0	1	0	0	5

($ millions)	For the three months ended 3/31/23
	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[b]	Hemlo
By-product credits	1	1	1	0	38	41	0
Non-controlling interest	0	0	0	0	(14)	(14)	0
By-product credits (net of non-controlling interest)	1	1	1	0	24	27	0

($ millions)	For the three months ended 3/31/23
	Pueblo Viejo	Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits	12	2	0	0	1	0	5
Non-controlling interest	(4)	0	0	0	0	0	(1)
By-product credits (net of non-controlling interest)	8	2	0	0	1	0	4

($ millions)		For the three months ended 6/30/22
	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[b]	Hemlo
By-product credits	0	1	1	0	30	32	0
Non-controlling interest	0	(1)	0	0	(12)	(13)	0
By-product credits (net of non-controlling interest)	0	0	1	0	18	19	0

($ millions)			For the three months ended 6/30/22
	Pueblo Viejo	Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits	12	1	0	1	1	0	6
Non-controlling interest	(5)	0	0	0	0	0	(1)
By-product credits (net of non-controlling interest)	7	1	0	1	1	0	5

($ millions)	For the six months ended 6/30/23
	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[b]	Hemlo
By-product credits	1	2	2	0	78	83	0
Non-controlling interest	0	(1)	(1)	0	(30)	(32)	0
By-product credits (net of non-controlling interest)	1	1	1	0	48	51	0

($ millions)	For the six months ended 6/30/23
	Pueblo Viejo	Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits	18	4	0	1	1	0	11
Non-controlling interest	(6)	0	0	0	0	0	(2)
By-product credits (net of non-controlling interest)	12	4	0	1	1	0	9

($ millions)		For the six months ended 6/30/22
	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[b]	Hemlo
By-product credits	0	2	1	0	64	67	0
Non-controlling interest	0	(1)	0	0	(25)	(26)	0
By-product credits (net of non-controlling interest)	0	1	1	0	39	41	0

BARRICK SECOND QUARTER 2023	71	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)		For the six months ended 6/30/22
	Pueblo Viejo	Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits	23	2	0	1	1	0	13
Non-controlling interest	(9)	0	0	0	0	0	(2)
By-product credits (net of non-controlling interest)	14	2	0	1	1	0	11

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the three months ended			For the six months ended
	6/30/23	3/31/23	6/30/22	6/30/23	6/30/22
Cost of sales	176	174	143	350	297
Depreciation/amortization	(59)	(44)	(34)	(103)	(72)
Treatment and refinement charges	50	43	47	93	98
Cash cost of sales applicable to equity method investments	84	87	74	171	146
Less: royalties	(16)	(15)	(32)	(31)	(64)
By-product credits	(6)	(4)	(6)	(10)	(9)
Other	0	0	0	0	0
C1 cash costs	229	241	192	470	396
General & administrative costs	4	6	6	10	18
Rehabilitation - accretion and amortization	2	2	1	4	2
Royalties	16	15	32	31	64
Minesite exploration and evaluation costs	2	2	5	4	8
Minesite sustaining capital expenditures	58	33	89	91	156
Sustaining leases	4	3	2	7	3
All-in sustaining costs	315	302	327	617	647
Pounds sold - consolidated basis (millions pounds)	101	89	113	190	226
Cost of sales per pound[a,b]	2.84	3.22	2.11	3.02	2.16
C1 cash costs per pound[a]	2.28	2.71	1.70	2.48	1.75
All-in sustaining costs per pound[a]	3.13	3.40	2.87	3.26	2.86
a.Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating segment

($ millions, except per pound information in dollars)			For the three months ended
	6/30/23			3/31/23			6/30/22
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	83	176	25	87	174	26	70	143	26
Depreciation/amortization	(19)	(59)	(5)	(20)	(44)	(6)	(17)	(34)	(5)
Treatment and refinement charges	0	44	6	0	36	7	0	43	4
Less: royalties	0	(16)	0	0	(15)	0	0	(32)	0
By-product credits	0	0	(6)	0	0	(4)	0	0	(6)
Other	0	0	0	0	0	0	0	0	0
C1 cash costs	64	145	20	67	151	23	53	120	19
Rehabilitation - accretion and amortization	0	2	0	0	2	0	0	1	0
Royalties	0	16	0	0	15	0	0	32	0
Minesite exploration and evaluation costs	2	0	0	2	0	0	3	2	0
Minesite sustaining capital expenditures	12	44	2	5	26	2	8	79	2
Sustaining leases	3	0	1	0	1	2	1	1	0
All-in sustaining costs	81	207	23	74	195	27	65	235	21
Pounds sold - consolidated basis (millions pounds)	22	63	16	23	49	17	24	71	18
Cost of sales per pound[a,b]	3.89	2.80	1.61	3.73	3.56	1.53	2.88	2.01	1.45
C1 cash costs per pound[a]	3.02	2.30	1.26	2.86	3.09	1.39	2.17	1.68	1.09
All-in sustaining costs per pound[a]	3.73	3.29	1.42	3.22	3.98	1.61	2.65	3.28	1.19

BARRICK SECOND QUARTER 2023	72	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per pound information in dollars)			For the six months ended
	6/30/23			6/30/22
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	170	350	51	143	297	48
Depreciation/amortization	(39)	(103)	(11)	(35)	(72)	(10)
Treatment and refinement charges	0	80	13	0	89	9
Less: royalties	0	(31)	0	0	(64)	0
By-product credits	0	0	(10)	0	0	(9)
Other	0	0	0	0	0	0
C1 cash costs	131	296	43	108	250	38
Rehabilitation - accretion and amortization	0	4	0	0	2	0
Royalties	0	31	0	0	64	0
Minesite exploration and evaluation costs	4	0	0	6	2	0
Minesite sustaining capital expenditures	17	70	4	17	136	3
Sustaining leases	3	1	3	1	2	0
All-in sustaining costs	155	402	50	132	456	41
Pounds sold - consolidated basis (millions pounds)	45	112	33	50	141	35
Cost of sales per pound[a,b]	3.81	3.13	1.57	2.87	2.10	1.38
C1 cash cost per pound[a]	2.93	2.64	1.32	2.16	1.77	1.10
All-in sustaining costs per pound[a]	3.46	3.59	1.51	2.65	3.22	1.18
a.Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).

EBITDA and Adjusted EBITDA
EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:
■Income tax expense;
■Finance costs;
■Finance income; and
■Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.
Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and do not necessarily reflect the underlying operating results for the periods presented.
EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

BARRICK SECOND QUARTER 2023	73	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)	For the three months ended			For the six months ended
	6/30/23	3/31/23	6/30/22	6/30/23	6/30/22
Net earnings	502	269	717	771	1,423
Income tax expense	264	205	279	469	580
Finance costs, net[a]	23	37	73	60	149
Depreciation	480	495	476	975	936
EBITDA	1,269	1,006	1,545	2,275	3,088
Impairment charges (reversals) of non-current assets[b]	22	1	3	23	5
Acquisition/disposition gains[c]	(3)	(3)	(20)	(6)	(22)
(Gain) loss on currency translation	(12)	38	6	26	9
Other (income) expense adjustments[d]	(3)	63	(95)	60	(82)
Income tax expense, net finance costs[a], and depreciation from equity investees	95	78	88	173	174
Adjusted EBITDA	1,368	1,183	1,527	2,551	3,172
a.Finance costs exclude accretion.
b.For the three and six month periods ended June 30, 2023, net impairment charges were mainly related to miscellaneous assets.
c.For the three and six month periods ended June 30, 2022, acquisition/disposition gains were primarily related to miscellaneous permit and land assets.
d.For the three month period ended March 31, 2023 and the six month period ended June 30, 2023, other (income) expense adjustments mainly relate to the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership. Other (income) expense adjustments for all periods were also impacted by changes in the discount rate assumptions on our closed mine rehabilitation provision and care and maintenance expenses at Porgera.

Reconciliation of Income to EBITDA by operating site

($ millions)		For the three months ended 6/30/23
	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)
Income	169	66	35	287	46	110	60	43	41	0
Depreciation	56	41	26	138	36	49	41	16	13	59
EBITDA	225	107	61	425	82	159	101	59	54	59

		For the three months ended 3/31/23
	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)
Income (loss)	66	78	40	189	61	85	33	47	17	(12)
Depreciation	39	56	31	140	39	56	25	16	13	44
EBITDA	105	134	71	329	100	141	58	63	30	32

		For the three months ended 6/30/22
	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)
Income	176	60	42	302	59	106	49	55	35	62
Depreciation	50	30	27	133	36	52	33	20	12	33
EBITDA	226	90	69	435	95	158	82	75	47	95

($ millions)		For the six months ended 6/30/2023
	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)
Income	235	144	75	476	107	195	93	90	58	(12)
Depreciation	95	97	57	278	75	105	66	32	26	103
EBITDA	330	241	132	754	182	300	159	122	84	91

($ millions)	For the six months ended 6/30/2022
	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)
Income	391	152	70	665	148	212	90	113	78	195
Depreciation	92	68	53	272	71	102	61	28	26	71
EBITDA	483	220	123	937	219	314	151	141	104	266
a.Includes Goldrush.
b.These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon.

BARRICK SECOND QUARTER 2023	74	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Realized Price
Realized price is a non-GAAP financial measure which excludes from sales:
■Treatment and refining charges; and
■Cumulative catch-up adjustment to revenue relating to our streaming arrangements.

We believe this provides investors and analysts with a more accurate measure with which to compare to market gold and copper prices and to assess our gold and copper sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods.
The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper			Gold		Copper
	For the three months ended						For the six months ended
	6/30/23	3/31/23	6/30/22	6/30/23	3/31/23	6/30/22	6/30/23	6/30/22	6/30/23	6/30/22
Sales	2,584	2,411	2,597	189	171	211	4,995	5,108	360	498
Sales applicable to non-controlling interests	(787)	(723)	(779)	0	0	0	(1,510)	(1,566)	0	0
Sales applicable to equity method investments[a,b]	171	126	145	133	160	164	297	281	293	352
Sales applicable to sites in closure or care and maintenance[c]	(2)	(7)	(30)	0	0	0	(9)	(30)	0	0
Treatment and refinement charges	8	7	2	50	43	47	15	5	93	98
Revenues – as adjusted	1,974	1,814	1,935	372	374	422	3,788	3,798	746	948
Ounces/pounds sold (000s ounces/millions pounds)[c]	1,001	954	1,040	101	89	113	1,955	2,033	190	226
Realized gold/copper price per ounce/pound[d]	1,972	1,902	1,861	3.70	4.20	3.72	1,938	1,868	3.93	4.20
a.Represents sales of $171 million and $297 million, respectively, for the three and six month periods ended June 30, 2023 (March 31, 2023: $126 million and June 30, 2022: $145 million and $282 million, respectively) applicable to our 45% equity method investment in Kibali for gold. Represents sales of $81 million and $179 million, respectively, for the three and six month periods ended June 30, 2023 (March 31, 2023: $98 million and June 30, 2022: $99 million and $217 million, respectively) applicable to our 50% equity method investment in Zaldívar and $58 million and $127 million, respectively (March 31, 2023: $69 million and June 30, 2022: $69 million and $144 million, respectively), applicable to our 50% equity method investment in Jabal Sayid for copper.
b.Sales applicable to equity method investments are net of treatment and refinement charges.
c.Excludes Pierina, which is producing incidental ounces while in closure.
d.Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK SECOND QUARTER 2023	75	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Craig Fiddes, SME-RM, Lead, Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Joel Holliday, FAusIMM, Executive Vice-President, Exploration – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2022.

Endnotes

1Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 75 of this MD&A.

2Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share). References to attributable basis means our 100% share of Hemlo and Lumwana, our 61.5% share of NGM, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, and Bulyanhulu, our 50% share of Veladero, Zaldívar and Jabal Sayid, our 47.5% share of Porgera and our 45% share of Kibali.

3Total reportable incident frequency rate ("TRIFR") is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. Lost time injury frequency rate ("LTIFR") is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

4Class 1 - High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.

5A Tier One Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve. A Tier One Copper Asset is an asset with a reserve potential of greater than five million tonnes of contained copper and C1 cash costs per pound over the mine life that are in the lower half of the industry cost curve.

6Refer to the Technical Report on the Cortez Complex, Lander and Eureka Counties, State of Nevada, USA, dated December 31, 2021, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 18, 2022.

7See the Technical Report on the Pueblo Viejo mine, Dominican Republic, dated March 17, 2023, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 17, 2023.

8Greater Leeville Significant Interceptsa

Drill Results from Q2 2023
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Ag (g/t)
HSC-23001	129	(26)	250.5-283.2	32.6		32.88
HSC-23002	112	(28)	263.0-270.6	7.6		28.49
			359.1-366.7	7.6		7.10
HSC-23003	101	(27)	317.9-329.5	11.6		13.20
			350.8-354.2	3.4		5.42
			363-381.3	18.3		6.07
NLX-23017	290	(79)	798.7-803.3	4.6	4.0	24.28
			866.9-881.0	14.2	12.3	8.67
NLX-22015	115	(79)	787.0-806.8	19.8	19.7	15.59
NLX-22016	255	(80)	793.4-801.6	8.2	7.8	24.89
NLX-22018	250	(74)	834.2-842.0	7.8	6.1	10.85
NLX-22023	265	(74)	807.7-817.0	9.8		4.25
			842.8-849.5	6.7		3.87
			925.4-932.1	6.7		8.16
RKX-00027	068	(82)	570.1-573.3	3.2		6.01
			635.8-640.1	4.3		11.88

BARRICK SECOND QUARTER 2023	76	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

NTC-22025	265	(42)	74.4-81.7	7.3	4.9	14.17
			96.6-178.0	81.4	54.5	13.20
NTC-22044	265	(42)	96.0-101.2	5.2	5.2	7.68
			107.6-144.5	36.9	36.9	12.37
			168.2-172.1	3.9	4.0	24.27
NTC-22015	85	(28)	142.6-176.2	33.5	32.4	9.22
			198.1-204.2	6.1	5.9	7.82
			214.0-217.3	3.4	3.2	5.58
			259.1-267.9	8.8	8.3	8.36
NTC-22052	190	(85)	16.2-21.6	5.5	4.2	9.09
			132.6-142.3	9.8	5.6	4.35
			155.3-177.7	22.4	22.1	20.07
			183.8-201.2	17.4	16.3	13.99
NTC-23001	300	(42)	98.7-110.3	11.6	11.5	8.53
			113.1-121.3	8.2	8.2	44.53
NTC-23008	94	(22)	15.2-22.6	5.0	4.6	12.10
			168.2-188.9	20.7	13.3	5.07
			192.1-200.9	8.8	5.7	4.80
			213.1-296.6	83.5	53.7	19.07
NTC-23012	230	(53)	52.7-87.5	4.6	4.3	6.01
			87.5-98.6	11.1	10.5	13.66
			172.5-180.7	8.2	7.7	8.18
NTC-23022	275	(60)	34.4-37.8	3.4	3.3	4.08
			44.5-56.7	12.2	12.1	8.36
			78.8-98.3	19.5	19.4	12.39
			255.4-258.5	3.1	3.0	11.42
			269.1-272.8	3.7	3.6	5.06
RKU-23001	230	8	2.4-8.5	6.1		5.40
			234.1-238.7	4.6		3.58
			277.5-283.8	6.2		5.38
			309.4-318.5	9.1		24.77
RKU-23003	315	22	149.0-156.7	7.6		4.04
			179.8-187.5	7.6		5.47
RKU-23013	245	6			NSI
RKU-23004	0	(35)	1.5-29.6	28.0	14.2	9.33
RKU-23005	209	(55)	0-21.0	21.0	9.4	8.01
RKU-23006	228	(28)	0-24.1	24.1	15.5	6.40
			34.1-38.7	4.4	1.7	4.95
			54.3-57.3	3.0	1.3	4.14
RKU-23008	315	(30)	0-20.4	20.4	16.4	5.36
			37.2-43.3	6.1	3.6	6.00
			55.5-66.4	11.0	3	7.89
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum downhole intercept width is 3.0 meters; internal dilution is less than 20% total width. NSI indicates “no significant intercept”.
b.Carlin Trend drill hole nomenclature: Project (NLX - North Leeville Exploration, NTC - North Turf Core, RKX - Rita K Exploration, RKU - Rita K Underground, HSC - Horsham Core) followed by the year (23 for 2023) then hole number.
c.True width for NTC, NLX and RKU drillholes has been estimated based on the latest geological and ore controls model and it is subject to refinement as additional data becomes available. True width of the intercepts for some early-stage RKX, NLX, HSC and RKU drillholes is uncertain at this stage.

The drilling results for Leeville contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.
9Carlin Trend Significant Interceptsa

Drill Results from Q2 2023
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
LBB-23008	200	(80)	650.6-654.4	3.8	6.70
			662.3-663.5	1.2	3.46
LBB-23009	200	(80)	896.6-898.3	1.7	4.98
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 0.8 meters; internal dilution is less than 20% total width.

BARRICK SECOND QUARTER 2023	77	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
b.Carlin Trend drill hole nomenclature: Project area (LBB - Little Boulder Basin) followed by the year (23 for 2023) then hole number.
c.True width of intercepts are uncertain at this stage.

The drilling results for the Carlin Trend contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.
10Cortez Hanson Significant Interceptsa

Drill Results from Q2 2023
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
CMX-22016	216	(42)	479.4-480.6	2.0	11.78
			519-521.9	2.9	5.13
			568.4-593.1	24.7	6.67
			596.8-599.5	2.7	5.75
			601-602.4	1.4	3.55
CMX-22026	191	(65)	437.2-443.8	6.6	12.71
			478.5-481.5	3	7.64
			502.3-521.9	19.6	11.67
CMX-23001	267	(71)	476.5-478	1.5	5.3
CMX-23002	182	(78)	479.4-486.7	7.3	15.33
			611-614	3	6.59
			615.5-617	1.5	5.69
CMX-23003	195	(61)	506-507.5	1.5	4.11
			595-605	9.5	5.91
CMX-23005	245	(67)	505-509.6	4.6	6.17
			534.6-539.1	4.6	7.31
			609.7-612.9	3.2	11.35
CMX-23006A	238	(73)	435.5-438.1	2.6	6.33
			498.9-511.5	12.6	13.71
			516.3-519.7	3.4	4.18
			608.7-618.5	9.8	7.59
CMX-23008	190	(74)	446.2-461.9	15.7	10.39
			472.9-483	10.1	9.54
			487.1-488.9	1.8	8.97
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 1.4 meters; internal dilution is less than 20% total width.
b.Carlin Trend drill hole nomenclature: Project area (CMX-CHUG Minex) followed by the year (23 for 2023) then hole number.
c.True width of intercepts are uncertain at this stage.

The drilling results for Cortez contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Cortez conform to industry accepted quality control methods.
11Robertson Significant Interceptsa

Drill Results from Q2 2023
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[d]	Ag (g/t)
AHC-23006	10	(68)	0.91-91.9	91.0	67.0	0.62
			102.4-106.1	3.7	2.8	0.26
			109.1-112.2	3.0	2.2	0.73
AHC-23009	340	(65)	25.9-39.5	13.6	9.6	0.51
			46.9-91.1	44.2	31.3	0.74
			108.2-128	19.8	14.0	1.57
AHW-23001	185	(74)	17.4-22.7	5.3		0.24
			103.6-132.7	30.0		0.39
DTL-23003	237	(72)	85.9-94.2	8.2	8.1	0.66
			96.9-102.7	5.8	5.7	1.64
			106.5-126.2	19.7	19.4	0.42
			140.7-146.9	6.2	6.1	4.05

BARRICK SECOND QUARTER 2023	78	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

			157.6-188.7	31.1	30.6	1.64
			193.2-197.1	3.8	3.7	1.97
DTL-23009	240	(70)	125.9-128.9	3.0	3.0	0.35
			136.9-139.9	3.0	3.0	0.64
			144.5-177.7	33.2	32.7	4.54
DTL-23016	234	(64)	13.1-16.8	3.7	3.7	0.39
			91.7-110.3	18.6	18.6	1.32
			120.4-126.5	6.1	6.1	15.90
DTL-22008	280	(70)	208.3-214.1	5.8		1.16
			222.5-230.6	8.1		0.24
WPC-22006	84	(90)	58.8-62.9	4.1		0.64
			144.2-151.8	7.6		3.29
PYC-22002	260	(60)	7.9-45.3	37.3	28.6	0.35
			48.8-53.6	4.9	3.8	0.32
			89.1-95.1	5.9	4.5	0.3
			100.7-104.7	4.0	3.1	0.21
			120.7-123.7	3.0	2.3	0.21
a.All intercepts calculated using a 0.17 g/t Au cutoff and are uncapped; minimum downhole intercept width is 3.0m; internal dilution is less than 20%
b.Robertson drill hole nomenclature: Project area: AHC: Altenburg Hill Core, AHW: Altenburg Hill West, DTL: Distal, PYC: Porphyry, and WPC: West Porphyry. 22 indicates drill year of 2022. 23 indicates drill year of 2023
c.True width (TW) for AHC, DLT and PYC drillholes has been estimated based on the latest geological and ore controls model and it is subject to refinement as additional data becomes available. True width of the intercepts for some early-stage AHW, WPC and DTL drillholes is uncertain at this stage

The drilling results for Robertson contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by independent laboratories, ALS Minerals and SGS S.A. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Robertson conform to industry accepted quality control methods.
12Turquoise Ridge Significant Interceptsa

Drill Results from Q2 2023
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)
TUM-23203	81	(31)	227.7 -232.3	4.6	3.0	6.04
			236.4 -262.5	26.1	18.5	30.16
			315.7 -317.4	1.7	0.4	28.54
TUM-23204	85	(28)	232.8 -259.1	26.3	17.0	19.56
			264.5 -266.8	2.3	1.5	27.81
			314.0 -319.5	5.5	3.5	9.39
TUM-23207	95	(45)	56.8 -64.9	8.2	7.1	8.46
			75.6 -81.7	6.1	5.3	7.93
			129.0 -133.5	4.6	4.0	13.59
			153.2 -157.9	4.8	4.2	61.01
TUM-23102	180	(62)	107.6 –111.9	4.3	3.7	9.34
			186.3 –191.2	4.9	4.2	4.68
			200.6 –202.1	1.5	1.3	4.42
			208.2 –218.9	10.7	9.2	8.33
			251.5 –257.0	5.5	4.8	6.74
			269.2 -282.9	13.7	11.9	9.73
			290.5 -296.6	6.1	5.3	10.47
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 1.0 meters; internal dilution is less than 20% total width.
b.Turquoise Ridge drill hole nomenclature: Project area: TUM: Turquoise Underground Minex. First two numbers indicate year drilled (23 for 2023).
c.True width of intercepts have been estimated based on the current geological model.

The drilling results for Turquoise Ridge contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Turquoise Ridge conform to industry accepted quality control methods.

BARRICK SECOND QUARTER 2023	79	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
13Mega Feeder Significant Interceptsa

Drill Results from Q2 2023
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
MFC-23001	130	(55)	66.1-68.4	2.3	2.66
			95.4-96.3	0.9	4.56
			573.8-574.9	1.1	2.37
			694.8-697.1	2.3	3.62
			698.6-700.1	1.5	5.37
MFC-23002	180	(55)	234.9-261.3	26.5	6.17
			313.1-314.6	1.5	2.35
			478.9-480.0	1.2	7.03
			519.6-521.1	1.5	3.55
			526.9-528.9	2.0	4.30
			563.5-582.0	18.5	3.18
a.All intercepts calculated using a 2.0 g/t Au cutoff and are uncapped; minimum intercept width is 0.8 meters; internal dilution is less than 20% total width.
b.Turquoise Ridge drill hole nomenclature: Project area (MFC - Mega Feeder Core) followed by the year (23 for 2023) then hole number.
c.True width of intercepts have been estimated based on the current geological model.

The drilling results for Turquoise Ridge contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Turquoise Ridge conform to industry accepted quality control methods.
14Hemlo Significant Interceptsa

Drill Results from Q2 2023
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)
90352306	118	(47)	344.3 – 349.9	5.6	4.6	4.15
90352308	130	(30)	220 – 225	5	3.8	6.28
90352312	143	(44)	212 – 215.5	3.5	3.1	9.67
90352315	210	(72)	329 – 334.9	5.9	3.4	9.54
90352318	132	(39)	239.1 – 245.5	6.4	6.0	6.30
90352319	172	(71)	209.8 – 213.6	3.8	3.5	8.18
			228.0 – 236.0	8.0	7.5	10.11
1152312	147	(56)	207 – 211	4.0	2.8	10.47
1152319	172	(71)	245.2 – 249	3.8	2.7	7.00
			252 – 256.8	4.8	3.4	7.15
1152322	182	(48)	155.1 – 161.4	6.3	5.2	3.31
a.All intercepts calculated using a 2.68 g/t Au cutoff. 9035 holes are capped to 80 g/t Au, 115 holes are capped to 30 g/t Au; minimum intercept width is 2.50m; internal dilution is less than 42% total width.
b.Hemlo drill hole nomenclature: Underground hole nomenclature is defined by level (e.g. 115 for the 9115m level) then year (e.g. 23 for 2023) then hole number.
c.True width of intercepts are estimated using the angle to core axis.

The drilling results for Hemlo contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Hemlo conform to industry accepted quality control methods.

BARRICK SECOND QUARTER 2023	80	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
15Morro Escondido - Veladero District Significant Interceptsa

Drill Results from Q2 2023
						Including
Drill Hole[b,d]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[c]	Au (g/t)
DDH-MES-13	285	(65)	2.0 - 205.0	203.0	0.63	2.0 - 61.0	59.0	1.19
DDH-MES-16	310	(65)	129.0 - 147.7	18.7	0.35
DDH-MES-19	050	(60)	3.0 - 94.5	91.5	0.40
DDH-MES-22	270	(60)	0.0 - 98.0	98.0	0.40
DDH-MES-25	306	(60)	0.0 - 79.0	79.0	0.91	0 - 16.0	16.0	1.61
						22.15 - 25.5	3.35	1.09
						47.4 - 49.85	2.45	1.49
DDH-MES-27	040	(60)	15.5 - 36.0	20.5	1.28
DDH-MES-28	235	(60)	37.0 - 64.0	27.0	0.51
			83.0 - 115.0	32.0	0.48
DDH-MES-33	280	(65)	0.0 - 150.0	150.0	0.73	0.0 - 73.0	73.0	1.09
						103.4 - 104.5	1.10	2.48
						135.15 - 139.0	3.85	1.11
DDH-MES-34	270	(60)	29.0 - 80.0	51.0	2.94	33.0 - 53.0	20.0	4.69
a.All intercepts calculated using a 0.25 g/t Au cutoff and are uncapped; minimum intercept width is 15 meters; maximum internal dilution of 15 meters below 0.25 g/t Au.
b.Morro Escondido drill hole nomenclature: Drill system Diamond Drill Hole (DDH), Project Name (Morro Escondido - MES) followed by hole number.
c.True width of intercepts are estimated using the core axis and are uncertain at this stage.
d.Drill method is diamond drilling.

The drilling results for Morro Escondido contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Morro Escondido conform to industry accepted quality control methods.
16Sancarron Significant Interceptsa

Drill Results from Q2 2023
Drill Hole[a]	Azimuth	Dip	Interval (m)	Width (m)[b]	Au (g/t)	True Width[c]
DDH-SNC-006[d]	55	(60)	161-180	19	2.72	9.5
DDH-SNC-006[e]	55	(60)	201-236	35	11.06	17.5
a.Sancarron drill hole nomenclature: Drill system Diamond Drill Hole (DDH), Project Name (Sancarron - SNC) followed by hole number.
b.True width of intercepts are estimated using hole orientation and interpreted structural orientation, resulting in true widths of approximately 50% of drilled width.
c.Drill method is diamond drilling.
d.Intercepts calculated using a 0.50 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 meters; maximum internal dilution of 4.0 meters below 0.50 g/t Au.
e.Intercepts calculated using a 1.0 g/t Au cutoff and are uncapped; minimum intercept width is 1.0 meters; maximum internal dilution of 4.0 meters below 1.0 g/t Au; based structurally controlled mineralization

The drilling results for Sancarron contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Lima Peru, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Sancarron conform to industry accepted quality control methods.

BARRICK SECOND QUARTER 2023	81	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
17Japan Gold Significant Intercepts

Drill Results from Q2 2023
						Including
Drill Hole[a]	Azimuth	Dip	Interval (m)	Width (m)[b]	Au (g/t)	Interval (m)	Width (m)[b]	Au (g/t)
MZDD23-001	138	60	345-347	2	0.9
MZDD23-002	318	50	126.7-132.8	6.1	1.4
MZDD23-003	138	50	58-76.75	18.75	0.6	61-64	3	1
			81.75-94.75	13	0.7	81.75-86.75	5	1
			122.75-138.75	16.0	2.77	122.75-132.75	10.0	4.27
			176.95-191	14.05	1
a.Japan Gold drill hole nomenclature: Project Name (Mizobe - MZ), Drill system Diamond Drill (DD), followed by year (23 for 2023), followed by hole number.
b.True width for these drillholes are uncertain at this stage.

The technical information for Japan Gold in this MD&A has been reviewed and approved by Japan Gold's Vice President of Exploration, Andrew Rowe, BAppSc, FAusIMM, FSEG, who is a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
Half-core sample was collected from the entire length of each designated sample interval and placed into individual-labelled, self-sealing calico bags for secure packaging and transport to the laboratory. The half-core samples weighed between 0.25 to 5 kg depending on the sample length and core size. A Chain-of-Custody was established between the Company and receiving laboratory to ensure the integrity of the samples during transportation from site to the lab. The samples were sent in batches to ALS Laboratories, an independent laboratory, in Vancouver, Canada for sample preparation and assaying.
18Dalema Significant Interceptsa

Drill Results from Q2 2023
						Including
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[c]	Au (g/t)
SFNRC001	135	(50)	23-32	9.00	0.83
SFNRC002	135	(50)	0-10	10.0	2.51	6-8	2.00	10.13
SFRC002	135	(50)	11-15	4.0	2.00
SFRC003	135	(50)	36-52	16.0	1.35	47-51	4.0	3.02
SFRC004	135	(50)	23-44	21.0	1.94	37-44	7.0	4.10
SFDH001	135	(50)	108-116	8.0	4.63
SFDH001	135	(50)	124-127	3.0	1.00
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.
b.Drill hole nomenclature: SFN (Safa North), SF (Safa), followed by type of drilling RC (Reverse Circulation) and DH (Diamond Drilling).
c.True widths uncertain at this stage.
The drilling results for the Dalema property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Bamako, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Dalema property conform to industry accepted quality control methods.
19Loulo-Gounkoto Significant Interceptsa

Drill Results from Q2 2023
						Including[d]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[c]	Au (g/t)
GWTRC005	110	(55)	7 - 24	17	2.34	13 - 16	3	5.52
GWTRC005	110	(55)	26 - 36	10	1.28
GWTRC005	110	(55)	161 - 163	2	0.68
GWTRC007	110	(55)	45 - 47	2	3.24
PQ10RC116	110.43	(54.34)	201 - 203	2	1.1
PQ10RC118	114.98	(57.52)	2 - 5	3	0.8
PQ10RC118	114.98	(57.52)	278 - 280	2	0.99
WRC005	270	(50)	13 - 15	2	0.95
WRC005	270	(50)	29 - 32	3	1.09
WRC006	270	(50)	106 - 110	4	0.77
WRC007	270	(50)	118 - 120	2	0.58

BARRICK SECOND QUARTER 2023	82	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

YADH234	238.24	(65.79)	1324.55 - 1327.7	3.15	1.32
YADH234	238.24	(65.79)	1337.9 - 1349.15	11.25	22.3	1342.95 - 1347.85	4.9	48.91
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.
b.Loulo-Gounkoto drill hole nomenclature: prospect initial GWT (Gara West Trend), PQ10 (Point of Quartz 10), W (Waraba), YA (Yalea), followed by type of drilling RC (Reverse Circulation), DH (Diamond Drilling)
c.True widths uncertain at this stage.
d.All intercepts calculated using a 3.0 g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 2m total width.
The drilling results for the Loulo-Gounkoto property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Loulo property conform to industry accepted quality control methods.
20Kibali Significant Interceptsa

Drill Results from Q2 2023
						Including[d]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[c]	Au (g/t)
ADD026	140	(78)	208.50 - 212.35	3.85	3.21
ADD027	140	(85)	3.00 - 8.00	5	1.33
			133.00 - 140.00	7	0.52
			150.00 - 152.00	2	1.11
			217.00 - 220.00	3	0.86
ADD028	135	(75)	110.35 - 117.00	6.65	2.53	110.35 - 113.17	2.82	4.83
			198.00 - 201.00	3	0.95
			231.9 - 237.00	5.1	0.86
			240.00 - 246.00	6	1.30
			309.7 - 312.00	2.3	1.10
DDD606	200	(70)	299.40 - 312.20	12.8	1.41
			317.40 - 330.80	13.4	3.30	324.50 - 325.70	1.2	5.13
						327.9 - 329.00	1.1	19.07
			575.35 - 586.6	11.25	3.12
DDD607	200	(70)	582.90 - 590.90	8	1.07
			597.60 - 603.00	5.4	7.17
MDD122	309	(67)	546.50 - 556.05	9.55	0.59
			558.45 - 560.45	2	0.56
			567.45 - 569.82	2.37	0.67
			576.84 - 582.10	5.26	0.89
			588.50 - 592.21	3.71	1.36
MDD122W1	309	(67)	616.83 - 621.35	4.52	2.52	620.65 - 621.35	0.7	9.93
ZBDD0003	260	(50)	234.00 - 239.00	5	0.63
			280.88 - 285.00	4.12	0.89
ZBDD0004	260	(50)	293.00 - 295.00	2	0.88
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 25% total width.
b.Kibali drill hole nomenclature: prospect initial (A=Agbarabo; D=Durba; M=Mengu; ZB=Zambula) followed by the type of drilling (RC=Reverse Circulation, DD=Diamond, GC=Grade control) with no designation of the year. KCDU = KCD Underground.
c.True widths of intercepts are uncertain at this stage.
d.All including intercepts, calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 1 meter; no internal dilution, with grade significantly above (> 40%) the overall intercept grade.
The drilling results for the Kibali property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Kibali property conform to industry accepted quality control methods.

BARRICK SECOND QUARTER 2023	83	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
21Bulyanhulu Significant Interceptsa

Drill Results from Q2 2023
						Including[d]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[c]	Au (g/t)
SBKDD002	221	(60)	180 - 181	1	1.51
	221	(60)	287 - 288	1	4.08
	221	(60)	435.2 - 436.6	1.4	15.25
SBKRC003	221	(50)	119 - 123	4	0.71
SBKRC004	221	(50)	66 - 67	1	5.51
SBKRC005	221	(50)	11 - 13	2	0.80
	221	(50)	55 - 56	1	0.84
	221	(50)	87 - 89	2	4.63
	221	(50)	104 - 105	1	2.48
SBKRC006	221	(50)	147 - 151	4	6.95	147-148	1	26.6
	221	(50)	157 - 158	1	2.68
	221	(50)	164 - 165	1	0.98
	221	(50)	175 - 176	1	0.95
SBKRC007	221	(50)	157 - 164	7	3.56	160-161	1	16.29
SBKRC007	221	(50)	167 - 168	1	0.99
	221	(50)	171 - 172	1	5.50
SBKRC014	45	(55)	12 - 13	1	0.55
	45	(55)	20 - 21	1	1.07
	45	(55)	49 - 50	1	2.19
	45	(55)	76 - 77	1	0.52
	45	(55)	88 - 90	2	1.92
	45	(55)	93 - 94	1	4.58
	45	(55)	152 - 155	3	2.75
	45	(55)	161 - 164	3	1.23
	45	(55)	176 - 177	1	0.77
	45	(55)	179 - 180	1	2.14
	45	(55)	193 - 194	1	0.52
	45	(55)	196 - 198	1	2.33
SBKRC018	221	(50)	93 - 95	2	1.11
SBKRC013	221	(55)	64 - 66	2	0.88
	221	(55)	77 - 80	3	4.28	79-80	1	12.02
	221	(55)	93 - 95	2	1.69
SBKRC010	221	(55)	13 - 14	1	1.46
	221	(55)	109 - 110	1	0.58
	221	(55)	111 - 112	1	0.52
	221	(55)	140 - 141	1	3.94
	221	(55)	239 - 240	1	0.53
SBKRC011	221	(55)	112 - 115	3	1.35
SBKRC015	221	(55)	187 - 190	3	0.55
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 m; internal dilution is equal to or less than 25% total width.
b.Bulyanhulu drill hole nomenclature: prospect initial (SBK= Sabuka) followed by the type of drilling (RC=Reverse Circulation) with no designation of the year.
c.True width of intercepts are uncertain at this stage.
d.All including intercepts, calculated using a 0.5g/t Au cutoff and are uncapped, minimum intercept width is 1m, no internal dilution, with grade significantly above (>40%) the overall intercept grade.

The drilling results for Bulyanhulu contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by the MSA Site Lab at Bulyanhulu, which is audited by internal MSA Group QC. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Bulyanhulu conform to industry accepted quality control methods.

BARRICK SECOND QUARTER 2023	84	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Revenue (notes 4 and 5)	$2,833	$2,859	$5,476	$5,712
Costs and expenses (income)
Cost of sales (notes 4 and 6)	1,937	1,850	3,878	3,589
General and administrative expenses	28	30	67	84
Exploration, evaluation and project expenses	101	100	172	167
Impairment charges (notes 8b and 12)	22	3	23	5
(Gain) loss on currency translation	(12)	6	26	9
Closed mine rehabilitation	(13)	(128)	9	(125)
Income from equity investees (note 11)	(58)	(89)	(111)	(188)
Other expense (income) (note 8a)	18	2	70	(9)
Income before finance costs and income taxes	$810	$1,085	$1,342	$2,180
Finance costs, net	(44)	(89)	(102)	(177)
Income before income taxes	$766	$996	$1,240	$2,003
Income tax expense (note 9)	(264)	(279)	(469)	(580)
Net income	$502	$717	$771	$1,423
Attributable to:
Equity holders of Barrick Gold Corporation	$305	$488	$425	$926
Non-controlling interests (note 15)	$197	$229	$346	$497

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 7)
Net income
Basic	$0.17	$0.27	$0.24	$0.52
Diluted	$0.17	$0.27	$0.24	$0.52
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2023	85	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Statements
of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Net income	$502	$717	$771	$1,423
Other comprehensive income (loss), net of taxes
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	—	1	(3)	1
Items that will not be reclassified to profit or loss:
Actuarial loss on post employment benefit obligations, net of tax $nil, $nil, $nil and $nil	—	(1)	—	(1)
Net change on equity investments, net of tax $(1), $2 , $(1) and $(6)	(5)	(26)	(5)	32
Total other comprehensive (loss) income	(5)	(26)	(8)	32
Total comprehensive income	$497	$691	$763	$1,455
Attributable to:
Equity holders of Barrick Gold Corporation	$300	$462	$417	$958
Non-controlling interests	$197	$229	$346	$497
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2023	86	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
OPERATING ACTIVITIES
Net income	$502	$717	$771	$1,423
Adjustments for the following items:
Depreciation	480	476	975	936
Finance costs, net[1]	44	89	102	177
Impairment charges (notes 8b and 12)	22	3	23	5
Income tax expense (note 9)	264	279	469	580
Income from equity investees (note 11)	(58)	(89)	(111)	(188)
Gain on sale of non-current assets	(3)	(20)	(6)	(22)
(Gain) loss on currency translation	(12)	6	26	9
Change in working capital (note 10)	(45)	(34)	(251)	(165)
Other operating activities (note 10)	(51)	(126)	1	(203)
Operating cash flows before interest and income taxes	1,143	1,301	1,999	2,552
Interest paid	(130)	(129)	(153)	(152)
Interest received[1]	51	12	100	22
Income taxes paid[2]	(232)	(260)	(338)	(494)
Net cash provided by operating activities	832	924	1,608	1,928
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 4)	(769)	(755)	(1,457)	(1,366)
Sales proceeds	3	22	6	23
Investment sales	—	122	—	382
Dividends received from equity method investments (note 11)	18	310	85	669
Shareholder loan repayments from equity method investments (note 11)	5	—	5	—
Net cash used in investing activities	(743)	(301)	(1,361)	(292)
FINANCING ACTIVITIES
Lease repayments	(4)	(4)	(8)	(10)
Dividends	(174)	(353)	(349)	(531)
Share buyback program	—	(173)	—	(173)
Funding from non-controlling interests (note 15)	10	—	10	—
Disbursements to non-controlling interests (note 15)	(162)	(232)	(224)	(499)
Pueblo Viejo JV partner shareholder loan	21	35	41	80
Net cash used in financing activities	(309)	(727)	(530)	(1,133)
Effect of exchange rate changes on cash and equivalents	—	(3)	—	(3)
Net increase (decrease) in cash and equivalents	(220)	(107)	(283)	500
Cash and equivalents at the beginning of period	4,377	5,887	4,440	5,280
Cash and equivalents at the end of period	$4,157	$5,780	$4,157	$5,780
12022 figures have been restated to reflect the change in presentation to present interest received ($12 million for the three months ended and $22 million for the six months ended June 30, 2022) separately from finance costs.
2Income taxes paid excludes $28 million (2022: $10 million) for the three months ended June 30, 2023 and $56 million (2022: $36 million) for the six months ended June 30, 2023 of income taxes payable that were settled against offsetting VAT receivables.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2023	87	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Balance Sheets

Barrick Gold Corporation	As at June 30,	As at December 31,
(in millions of United States dollars) (Unaudited)	2023	2022
ASSETS
Current assets
Cash and equivalents	$4,157	$4,440
Accounts receivable	603	554
Inventories	1,868	1,781
Other current assets (note 13b)	742	1,690
Total current assets	$7,370	$8,465
Non-current assets
Equity in investees (note 11)	4,004	3,983
Property, plant and equipment	26,311	25,821
Goodwill	3,581	3,581
Intangible assets	149	149
Deferred income tax assets	19	19
Non-current portion of inventory	2,765	2,819
Other assets	1,087	1,128
Total assets	$45,286	$45,965
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$1,525	$1,556
Debt	13	13
Current income tax liabilities	320	163
Other current liabilities (note 13b)	412	1,388
Total current liabilities	$2,270	$3,120
Non-current liabilities
Debt	4,761	4,769
Provisions	2,181	2,211
Deferred income tax liabilities	3,286	3,247
Other liabilities	1,303	1,329
Total liabilities	$13,801	$14,676
Equity
Capital stock (note 14)	$28,116	$28,114
Deficit	(7,208)	(7,282)
Accumulated other comprehensive income (loss)	18	26
Other	1,913	1,913
Total equity attributable to Barrick Gold Corporation shareholders	$22,839	$22,771
Non-controlling interests (note 15)	8,646	8,518
Total equity	$31,485	$31,289
Contingencies and commitments (notes 4 and 16)
Total liabilities and equity	$45,286	$45,965
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2023	88	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company
(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non-controlling interests	Total equity
At January 1, 2023	1,755,350	$28,114	($7,282)	$26	$1,913	$22,771	$8,518	$31,289
Net income	—	—	425	—	—	425	346	771
Total other comprehensive loss	—	—	—	(8)	—	(8)	—	(8)
Total comprehensive income (loss)	—	—	425	(8)	—	417	346	763
Transactions with owners
Dividends	—	—	(349)	—	—	(349)	—	(349)
Funding from non-controlling interests (note 15)	—	—	—	—	—	—	10	10
Disbursements to non-controlling interests (note 15)	—	—	—	—	—	—	(228)	(228)
Dividend reinvestment plan (note 14)	118	2	(2)	—	—	—	—	—
Total transactions with owners	118	2	(351)	—	—	(349)	(218)	(567)
At June 30, 2023	1,755,468	$28,116	($7,208)	$18	$1,913	$22,839	$8,646	$31,485

At January 1, 2022	1,779,331	$28,497	($6,566)	($23)	$1,949	$23,857	$8,450	$32,307
Net income	—	—	926	—	—	926	497	1,423
Total other comprehensive income	—	—	—	32	—	32	—	32
Total comprehensive income	—	—	926	32	—	958	497	1,455
Transactions with owners
Dividends	—	—	(531)	—	—	(531)	—	(531)
Disbursements to non-controlling interests	—	—	—	—	—	—	(524)	(524)
Dividend reinvestment plan	105	2	(2)	—	—	—	—	—
Share buyback program	(8,500)	(136)	—	—	(37)	(173)	—	(173)
Total transactions with owners	(8,395)	(134)	(533)	—	(37)	(704)	(524)	(1,228)
At June 30, 2022	1,770,936	$28,363	($6,173)	$9	$1,912	$24,111	$8,423	$32,534
1Includes cumulative translation losses at June 30, 2023: $95 million (December 31, 2022: $93 million; June 30, 2022: $93 million).
2Includes additional paid-in capital as at June 30, 2023: $1,875 million (December 31, 2022: $1,875 million; June 30, 2022: $1,874 million).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2023	89	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Notes to Consolidated Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown.

1 ■ Corporate Information

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. Barrick shares trade on the New York Stock Exchange under the symbol GOLD and the Toronto Stock Exchange under the symbol ABX. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We sell our gold and copper into the world market.
We have ownership interests in producing gold mines that are located in Argentina, Canada, Côte d'Ivoire, the Democratic Republic of the Congo, the Dominican Republic, Mali, Tanzania and the United States. Our mine in Papua New Guinea was placed on care and maintenance in April 2020. We have ownership interests in producing copper mines in Chile, Saudi Arabia and Zambia. We also have various projects located throughout the Americas, Asia and Africa.

2 ■ Material Accounting Policy Information

a) Statement of Compliance
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report, which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 of the Annual Consolidated Financial Statements for the year ended December 31, 2022 ("2022 Annual Financial Statements"), and have been consistently applied in the preparation of these interim financial statements, except as otherwise noted in Note 2b. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 7, 2023.

b)  New Accounting Standards Issued But Not Yet Effective
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on Barrick in the current or future reporting periods.

3 ■ Critical Judgements, Estimates, Assumptions and Risks

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2022 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 28 of the 2022 Annual Financial Statements.

a) Provision for Environmental Rehabilitation (“PER”)
Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate and foreign exchange rates. The change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statements of income. We recorded a net decrease of $76 million (2022: $413 million net decrease) to the PER at our minesites for the three months ended June 30, 2023 and a net decrease of $38 million (2022: $439 million net decrease) for the six months ended June 30, 2023 primarily due to spending incurred during the year, partially offset by accretion.
Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions and are accounted for prospectively. In the fourth quarter of each year, our life of mine plans are updated and that typically results in an update to the rehabilitation provision.

b)    Pascua-Lama
The Pascua-Lama project received $506 million as at June 30, 2023 (December 31, 2022: $457 million) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement, this amount must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026, unless extended. In 2022, the Chilean government proposed changes to Chilean law on VAT refunds that may affect the timeframe and amount of these refunds. The proposed changes were rejected in a vote by the Lower House of Congress on March 8, 2023, and Barrick will continue to monitor the status of these proposals in the event that they are reintroduced by the Chilean government.
In addition, we have recorded $23 million in VAT recoverable in Argentina as at June 30, 2023 (December 31, 2022: $31 million) relating to the development of the Argentinean side of the project. These amounts may not be fully recoverable if the project does not enter into production and are subject to foreign currency risk as the amounts are recoverable in Argentine pesos.

c)    Contingencies
Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 16 for further details on contingencies.

BARRICK SECOND QUARTER 2023	90	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
d)    Lagunas Norte
On June 1, 2021, Barrick closed an agreement to sell its 100% interest in the Lagunas Norte gold mine in Peru to Boroo Pte Ltd (“Boroo”). As part of the terms of the transaction, Boroo assumed 50% of the $173 million reclamation bond obligations for Lagunas Norte upon closing.
Boroo was to assume the other 50% within one year of closing; however, this was extended until June 1, 2023. During the second quarter of 2023, Boroo fully assumed this obligation and Barrick has no further obligation related to the closure and reclamation of Lagunas Norte.

4 ■ Segment Information

Barrick’s business is organized into eighteen minesites. Barrick’s Chief Operating Decision Maker ("CODM") (Mark Bristow, President and Chief Executive Officer) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite level. In the first quarter of 2023, we re-evaluated our reportable operating segments. Lumwana has been presented as a reportable segment for the current and prior periods. Veladero is no longer a reportable segment. As a result, our presentation of our reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). The remaining operating segments, including our remaining gold mines, have been grouped into an “Other Mines” category and will not be reported on individually. Prior period figures have been restated to reflect this change and 2022 and 2021 annual information for Lumwana is provided below. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statement of Income Information

		Cost of Sales
For the three months ended June 30, 2023	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$779	$404	$91	$7	$2	$275
Cortez[2]	359	178	67	5	1	108
Turquoise Ridge[2]	232	129	43	2	—	58
Pueblo Viejo[2]	258	117	60	1	3	77
Loulo-Gounkoto[2]	344	139	60	2	4	139
Kibali	172	70	41	—	1	60
Lumwana	189	117	59	10	3	—
North Mara[2]	149	72	19	—	7	51
Bulyanhulu[2]	119	56	15	—	1	47
Other Mines[2]	392	245	56	2	16	73
Reportable segment total	$2,993	$1,527	$511	$29	$38	$888
Share of equity investees	(172)	(70)	(41)	—	(1)	(60)
Segment total	$2,821	$1,457	$470	$29	$37	$828

Consolidated Statement of Income Information

		Cost of Sales
For the three months ended June 30, 2022	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$748	$371	$80	$5	$3	$289
Cortez[2]	284	131	48	4	1	100
Turquoise Ridge[2]	232	117	44	4	—	67
Pueblo Viejo[2]	318	136	60	12	4	106
Loulo-Gounkoto[2]	331	129	64	1	5	132
Kibali	145	57	33	1	5	49
Lumwana	211	109	33	2	5	62
North Mara[2]	149	60	23	1	(1)	66
Bulyanhulu[2]	118	57	14	—	5	42
Other Mines[2]	429	258	108	3	12	48
Reportable segment total	$2,965	$1,425	$507	$33	$39	$961
Share of equity investees	(145)	(57)	(33)	(1)	(5)	(49)
Segment total	$2,820	$1,368	$474	$32	$34	$912

BARRICK SECOND QUARTER 2023	91	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Statement of Income Information

		Cost of Sales
For the six months ended June 30, 2023	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$1,290	$734	$154	$15	$4	$383
Cortez[2]	784	382	158	7	3	234
Turquoise Ridge[2]	486	268	93	3	—	122
Pueblo Viejo[2]	549	237	124	2	4	182
Loulo-Gounkoto[2]	665	283	131	2	5	244
Kibali	299	136	66	—	4	93
Lumwana	360	247	103	17	5	(12)
North Mara[2]	307	136	38	—	26	107
Bulyanhulu[2]	230	114	31	—	17	68
Other Mines[2]	786	496	127	4	36	123
Reportable segment total	$5,756	$3,033	$1,025	$50	$104	$1,544
Share of equity investees	(299)	(136)	(66)	—	(4)	(93)
Segment total	$5,457	$2,897	$959	$50	$100	$1,451

Consolidated Statement of Income Information

		Cost of Sales
For the six months ended June 30, 2022	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$1,455	$681	$149	$7	($18)	$636
Cortez[2]	648	283	110	6	1	248
Turquoise Ridge[2]	427	224	86	4	1	112
Pueblo Viejo[2]	656	265	118	14	5	254
Loulo-Gounkoto[2]	653	252	127	3	7	264
Kibali	282	112	61	4	15	90
Lumwana	498	225	71	2	5	195
North Mara[2]	280	110	33	2	—	135
Bulyanhulu[2]	249	119	31	—	6	93
Other Mines[2]	822	485	202	6	30	99
Reportable segment total	$5,970	$2,756	$988	$48	$52	$2,126
Share of equity investees	(282)	(112)	(61)	(4)	(15)	(90)
Segment total	$5,688	$2,644	$927	$44	$37	$2,036
1Includes accretion expense, which is included within finance costs in the consolidated statement of income. For the three months ended June 30, 2023, accretion expense was $12 million (2022: $9 million) and for the six months ended June 30, 2023, accretion expense was $24 million (2022: $16 million).
2Includes non-controlling interest portion of revenues, cost of sales and segment income for the three months ended June 30, 2023 for Nevada Gold Mines $578 million, $390 million, $179 million (2022: $549 million, $354 million, $189 million), Pueblo Viejo $105 million, $70 million, $35 million (2022: $130 million, $78 million, $47 million), Loulo-Gounkoto $69 million, $40 million, $28 million (2022: $67 million, $39 million, $27 million), North Mara and Bulyanhulu $43 million, $26 million, $17 million (2022: $43 million, $25 million, $17 million), and Tongon $11 million, $7 million, $2 million (2022: $9 million, $9 million, $(1) million) and for the six months ended June 30, 2023 for Nevada Gold Mines $1,083 million, $769 million, $299 million (2022: $1,105 million, $687 million, $417 million), Pueblo Viejo $221 million, $143 million, $77 million (2022: $265 million, $153 million, $106 million), Loulo-Gounkoto $133 million, $83 million, $50 million (2022: $131 million, $76 million, $54 million), North Mara and Bulyanhulu $86 million, $51 million, $29 million (2022: $85 million, $47 million, $36 million) and Tongon $22 million, $16 million, $5 million (2022: $17 million, $18 million, $(2) million), respectively.

BARRICK SECOND QUARTER 2023	92	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended June 30		For the six months ended June 30
	2023	2022	2023	2022
Segment income	$828	$912	$1,451	$2,036
Other revenue	12	39	19	24
Other cost of sales/amortization	(10)	(8)	(22)	(18)
Exploration, evaluation and project expenses not attributable to segments	(72)	(68)	(122)	(123)
General and administrative expenses	(28)	(30)	(67)	(84)
Other income not attributable to segments	6	23	4	23
Impairment charges	(22)	(3)	(23)	(5)
Gain (loss) on currency translation	12	(6)	(26)	(9)
Closed mine rehabilitation	13	128	(9)	125
Income from equity investees	58	89	111	188
Finance costs, net (includes non-segment accretion)	(32)	(80)	(78)	(161)
Gain on non-hedge derivatives	1	—	2	7
Income before income taxes	$766	$996	$1,240	$2,003

Capital Expenditures Information	Segment capital expenditures[1]
	For the three months ended June 30		For the six months ended June 30
	2023	2022	2023	2022
Carlin	$143	$130	$263	$247
Cortez	115	126	201	219
Turquoise Ridge	23	44	50	86
Pueblo Viejo	119	150	246	294
Loulo-Gounkoto	91	82	195	144
Kibali	25	21	44	38
Lumwana	72	78	124	135
North Mara	45	35	85	57
Bulyanhulu	23	23	43	35
Other Mines	54	67	115	125
Reportable segment total	$710	$756	$1,366	$1,380
Other items not allocated to segments	92	29	133	63
Total	$802	$785	$1,499	$1,443
Share of equity investees	(25)	(21)	(44)	(38)
Total	$777	$764	$1,455	$1,405
1Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended June 30, 2023, cash expenditures were $769 million (2022: $755 million) and the increase in accrued expenditures was $8 million (2022: $9 million increase). For the six months ended June 30, 2023, cash expenditures were $1,457 million (2022: $1,366 million) and the decrease in accrued expenditures was $2 million (2022: $39 million increase).

Lumwana		Cost of Sales
For the year ended	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)	Capital Expenditures
December 31, 2022	$868	$443	$223	$11	$11	$180	$380
December 31, 2021	$962	$373	$197	$—	$1	$391	$222

Purchase Commitments
At June 30, 2023, we had purchase obligations for supplies and consumables of $1,644 million (December 31, 2022: $1,753 million).

Capital Commitments
In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $472 million at June 30, 2023 (December 31, 2022: $399 million).

BARRICK SECOND QUARTER 2023	93	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
5 ■ Revenue

	For the three months ended June 30		For the six months ended June 30
	2023	2022	2023	2022
Gold sales
Spot market sales	$2,490	$2,524	$4,816	$4,950
Concentrate sales	97	77	174	158
Provisional pricing adjustments	(3)	(4)	5	—
	$2,584	$2,597	$4,995	$5,108
Copper sales
Concentrate sales	$200	$263	$359	$534
Provisional pricing adjustments	(11)	(52)	1	(36)
	$189	$211	$360	$498
Other sales[1]	60	51	121	106
Total	$2,833	$2,859	$5,476	$5,712
1Revenues include the sale of by-products for our gold and copper mines.

6 ■ Cost of Sales

	Gold		Copper		Other[3]		Total
For the three months ended June 30	2023	2022	2023	2022	2023	2022	2023	2022
Site operating costs[1,2]	$1,244	$1,163	$100	$76	$—	$—	$1,344	$1,239
Depreciation[1]	413	438	59	34	8	4	480	476
Royalty expense	88	95	16	32	—	—	104	127
Community relations	8	7	1	1	—	—	9	8
	$1,753	$1,703	$176	$143	$8	$4	$1,937	$1,850
	Gold		Copper		Other[3]		Total
For the six months ended June 30	2023	2022	2023	2022	2023	2022	2023	2022
Site operating costs[1,2]	$2,452	$2,231	$215	$159	$—	$—	$2,667	$2,390
Depreciation[1]	858	857	103	72	14	7	975	936
Royalty expense	189	183	31	64	—	—	220	247
Community relations	15	14	1	2	—	—	16	16
	$3,514	$3,285	$350	$297	$14	$7	$3,878	$3,589
1Site operating costs and depreciation include charges to reduce the cost of inventory to net realizable value as follows: $1 million for the three months ended June 30, 2023 (2022: $31 million) and $14 million for the six months ended June 30, 2023 (2022: $31 million).
2Site operating costs includes the costs of extracting by-products.
3Other includes corporate amortization.

7 ■ Earnings Per Share

	For the three months ended June 30				For the six months ended June 30
	2023		2022		2023		2022
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income	$502	$502	$717	$717	$771	$771	$1,423	$1,423
Net income attributable to non-controlling interests	(197)	(197)	(229)	(229)	(346)	(346)	(497)	(497)
Net income attributable to equity holders of Barrick Gold Corporation	$305	$305	$488	$488	$425	$425	$926	$926
Weighted average shares outstanding	1,755	1,755	1,777	1,777	1,755	1,755	1,778	1,778
Basic and diluted earnings per share data attributable to the equity holders of Barrick Gold Corporation	$0.17	$0.17	$0.27	$0.27	$0.24	$0.24	$0.52	$0.52

BARRICK SECOND QUARTER 2023	94	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
8 ■ Other Expense

a)    Other Expense (Income)

	For the three months ended June 30		For the six months ended June 30
	2023	2022	2023	2022
Other expense:
Bank charges	$—	$—	$1	$2
Litigation	4	3	9	7
Loss (gain) on warrant investments at fair value through profit or loss ("FVPL")	3	(2)	5	(4)
Porgera care and maintenance costs	13	14	30	27
Buzwagi supplies obsolescence	—	—	—	2
Tanzania education program	—	—	30	—
Other	8	10	14	18
Total other expense	$28	$25	$89	$52
Other income:
Gain on sale of non-current assets	($3)	($20)	($6)	($22)
Gain on non-hedge derivatives	(1)	—	(2)	(7)
Insurance proceeds related to NGM	—	—	—	(22)
Interest income on other assets	(6)	(3)	(11)	(7)
Other	—	—	—	(3)
Total other income	($10)	($23)	($19)	($61)
Total	$18	$2	$70	($9)

b)    Impairment Charges

	For the three months ended June 30		For the six months ended June 30
	2023	2022	2023	2022
Impairment charges of non-current assets[1]	$22	$3	$23	$5
Total	$22	$3	$23	$5
1Refer to note 12 for further details.

9 ■ Income Tax Expense

	For the three months ended June 30		For the six months ended June 30
	2023	2022	2023	2022
Current	$246	$206	$428	$483
Deferred	18	73	41	97
Total	$264	$279	$469	$580

Income tax expense was $469 million for the six months ended June 30, 2023 (2022: $580 million). The unadjusted effective income tax rate for the six months ended June 30, 2023 was 38% of income before income taxes.
The underlying effective income tax rate on ordinary income for the six months ended June 30, 2023 was 30% after adjusting for the impact of foreign currency translation losses on deferred tax balances; the impact of updates to the rehabilitation provision for our non-operating mines; the impact of non-deductible foreign exchange losses; the impact of the Porgera mine being placed on care and maintenance; the impact of the settlement agreement to resolve the tax dispute at Porgera; the impact of our commitment towards the expansion of education infrastructure in Tanzania; and the impact of other expense adjustments.

Currency Translation
Current and deferred tax balances are subject to remeasurement for changes in foreign currency exchange rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different functional currency (typically US dollars). The most significant balances relate to Argentine and Malian tax liabilities.
In the six months ended June 30, 2023, a tax expense of $1 million (2022: $52 million tax expense) arose primarily from translation losses and gains on tax balances in Argentina and Mali due to the weakening of the Argentine peso and strengthening of the West African CFA franc, respectively, against the US dollar. These net translation losses are included within income tax expense.

Withholding Taxes
For the six months ended June 30, 2023, we have recorded $32 million (2022: $35 million related to Argentina and the United States) of dividend withholding taxes related to the undistributed earnings of our subsidiaries in the United States.

United States Tax Reform
In August 2022, President Joe Biden signed the Inflation Reduction Act (“the Act”) into law. The Act includes a 15% corporate alternative minimum tax (“CAMT”) that is imposed on applicable financial statement income (“AFSI”) and therefore would be considered in scope for IAS 12 given it is a tax on profits. The CAMT is effective for tax years beginning after December 31, 2022 and CAMT credit carryforwards have an indefinite life. Barrick is subject to CAMT because the Company meets the applicable income thresholds for a foreign-parented multi-national group.
On December 27, 2022, the US Treasury Department and the US Internal Revenue Service issued initial guidance regarding the application of the CAMT. This was followed by a 60-day consultation period, and we have provided comments. We are awaiting the final US Treasury Regulations detailing the application of CAMT.
For the six months ended June 30, 2023, the deferred tax asset arising from the CAMT credit carryforward has been recognized on the basis that we estimate that future regular tax will exceed tentative minimum tax on a probable basis.

Nevada Gold Mines
Nevada Gold Mines is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with this investment (61.5% share) following the principles in IAS 12.

BARRICK SECOND QUARTER 2023	95	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Organization for Economic Co-operation and Development (“OECD”) Pillar Two model rules
In October 2021, more than 135 jurisdictions agreed to the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting’s Statement on a Two-Pillar Solution to Address the Tax Challenges Arising from the Digitalization of the Economy. Since then, the OECD has published model rules and other documents related to the second pillar of this solution (the Pillar Two model rules). The Pillar Two model rules provide a template that jurisdictions can translate into domestic tax law and implement as part of an agreed common approach.

In terms of the potential implications for income tax accounting, we have applied the exception available under the amendments to IAS 12 published by the IASB in May 2023 and are not recognizing or disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes given relevant information is not known or reasonably estimable at this time. Furthermore, since Pillar Two legislation is not yet enacted or substantively enacted in the main jurisdictions where we operate, we continue working on assessing our exposure to Pillar Two income taxes and will provide an update once these dates are known.

10 ■ Cash Flow - Other Items

Operating Cash Flows – Other Items	For the three months ended June 30		For the six months ended June 30
	2023	2022	2023	2022
Adjustments for non-cash income statement items:
Gain on non-hedge derivatives	($1)	$—	($2)	($7)
Loss (gain) on warrant investments at FVPL	3	(2)	5	(4)
Tanzania education program	—	—	30	—
Share-based compensation expense (recovery)	6	(6)	25	29
Change in estimate of rehabilitation costs at closed mines	(13)	(128)	9	(125)
Insurance proceeds related to NGM	—	22	—	—
Inventory impairment charges	1	24	10	24
Change in other assets and liabilities	(8)	(3)	30	(18)
Settlement of share-based compensation	—	(1)	(29)	(46)
Settlement of rehabilitation obligations	(39)	(32)	(77)	(56)
Other operating activities	($51)	($126)	$1	($203)
Cash flow arising from changes in:
Accounts receivable	($31)	$41	($25)	$68
Inventory	(3)	(40)	(75)	(80)
Other current assets	(61)	(68)	(65)	(172)
Accounts payable	71	42	(48)	17
Other current liabilities	(21)	(9)	(38)	2
Change in working capital	($45)	($34)	($251)	($165)

11 ■ Equity Accounting Method Investment Continuity

	Kibali	Jabal Sayid	Zaldívar	Other	Total
At January 1, 2022	$3,267	$382	$893	$52	$4,594
Equity pick-up from equity investees	86	124	47	1	258
Dividends received from equity investees	(694)	(124)	(50)	(1)	(869)
At December 31, 2022	$2,659	$382	$890	$52	$3,983
Equity pick-up from equity investees	61	51	(2)	1	111
Dividends received from equity investees	(37)	(48)	—	—	(85)
Shareholder loan repayment	—	—	—	(5)	(5)
At June 30, 2023	$2,683	$385	$888	$48	$4,004

BARRICK SECOND QUARTER 2023	96	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

12 ■ Impairment of Goodwill and Other Assets

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable or is understated. Refer to Note 21 of the 2022 Annual Financial Statements for further information.
For the six months ended June 30, 2023, we recorded net impairment charges of $23 million (2022: $5 million net impairment charges) for non-current assets.

Indicators of impairment and reversals
2023
Porgera
On April 9, 2021, the Papua New Guinea ("PNG") government and Barrick Niugini Limited (“BNL”, the 95% owner and operator of the Porgera joint venture) agreed on a partnership for the future ownership and operation of the Porgera mine. Porgera has been on care and maintenance since April 2020, when the government declined to renew its special mining lease ("SML"). The financial impact will be determined once all definitive agreements, which are currently being negotiated, have been signed and implemented. We have determined that as at June 30, 2023, there is no impairment loss to recognize. The ultimate resolution of this dispute may differ from this determination and there is no certainty that the carrying value will remain recoverable. Refer to Note 16 for more information.

13 ■ Fair Value Measurements

a)    Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at June 30, 2023	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Aggregate fair value
	(Level 1)	(Level 2)	(Level 3)
Other investments[1]	$102	$—	$—	$102
Receivables from provisional copper and gold sales	—	216	—	216
	$102	$216	$—	$318
1    Includes equity investments in other mining companies.

b)    Fair Values of Financial Assets and Liabilities

	As at June 30, 2023		As at December 31, 2022
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other assets[1,5]	$417	$417	$1,358	$1,358
Other investments[2]	102	102	112	112
Derivative assets[3]	—	—	59	59
	$519	$519	$1,529	$1,529
Financial liabilities
Debt[4]	$4,774	$4,940	$4,782	$4,922
Other liabilities[5]	632	632	1,562	1,562
	$5,406	$5,572	$6,344	$6,484
1Includes restricted cash and amounts due from our partners.
2Includes equity investments in other mining companies. Recorded at fair value. Quoted market prices are used to determine fair value.
32022 primarily consisted of contingent consideration received as part of the sale of Massawa and Lagunas Norte. During the first quarter of 2023, the final settlement of $46.25 million was received relating to the Massawa contingent consideration. During the second quarter of 2023, $15 million was reclassified to accounts receivable relating to the Lagunas Norte contingent consideration.
4Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.
52022 other assets include a restricted cash balance and other liabilities include a liability to Antofagasta plc. The restricted cash funded Antofagasta plc’s exit from the Reko Diq project, following its reconstitution in the fourth quarter of 2022. This was settled in the second quarter of 2023.

The Company’s valuation techniques were presented in Note 26 of the 2022 Annual Financial Statements and have been consistently applied in these interim financial statements.

BARRICK SECOND QUARTER 2023	97	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
14 ■ Capital Stock

a)    Authorized Capital Stock
Our authorized capital stock is composed of an unlimited number of common shares (issued 1,755,467,937 common shares as at June 30, 2023). Our common shares have no par value.

b)    Dividends
The Company’s practice has been to declare dividends after a quarter as part of the announcement of the results for the quarter. Dividends declared are paid in the same quarter.
The Company’s dividend reinvestment plan resulted in 118,276 common shares issued to shareholders for the six months ended June 30, 2023.

c) Share Buyback Program
At the February 14, 2023 meeting, the Board of Directors authorized a new share buyback program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months. During the six months ended June 30, 2023, Barrick did not purchase any shares under this program.
The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company's financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.
The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company's discretion.

15 ■ Non-controlling Interests Continuity

	Nevada Gold Mines	Pueblo Viejo	Tanzania Mines[1]	Loulo-Gounkoto	Tongon	Reko Diq	Other	Total
NCI in subsidiary at June 30, 2023	38.5%	40%	16%	20%	10.3%	50%	Various
At January 1, 2022	$6,061	$1,189	$298	$953	$29	$—	($80)	$8,450
Acquisitions	—	—	—	—	—	329	—	329
Share of income (loss)	633	96	35	(179)	—	—	—	585
Disbursements	(626)	(157)	(12)	(35)	(16)	—	—	(846)
At December 31, 2022	$6,068	$1,128	$321	$739	$13	$329	($80)	$8,518
Share of income (loss)	262	40	15	35	4	(10)	—	346
Cash contributed	—	—	—	—	—	10	—	10
Disbursements	(156)	(40)	—	(28)	(4)	—	—	(228)
At June 30, 2023	$6,174	$1,128	$336	$746	$13	$329	($80)	$8,646
1Tanzania mines consist of the two operating mines, North Mara and Bulyanhulu.

16 ■ Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.
Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 35 “Contingencies” to the 2022 Annual Financial Statements, and no new contingencies have occurred that are material to the Company since the issuance of the 2022 Annual Financial Statements.
The description set out below should be read in conjunction with Note 35 “Contingencies” to the 2022 Annual Financial Statements.

Litigation and Claims Update
Proposed Canadian Securities Class Actions (Pascua-Lama)
In the Quebec proceeding, neither Barrick nor the proposed representative Plaintiff sought leave to appeal from the decision issued by the Quebec Court of Appeal on December 19, 2022. As a result, the matter has been returned to the Superior Court of Quebec. On March 20,
2023, the Superior Court issued an Order suspending certain deadlines for a period of three months on consent of the parties, and this extension was subsequently extended until mid-November 2023 on consent of the parties.
In the Ontario proceeding, the Plaintiffs’ appeal from the dismissal of certain statutory secondary market claims remains pending. The hearing of the appeal has been scheduled for December 13, 2023.

Writ of Kalikasan
On February 14 and March 31, 2023, the Court granted additional 60-day extensions of the suspension of the proceedings to allow for court-annexed mediation to continue. On May 31, 2023, the Court granted another 60-day extension until July 16, 2023. On July 14, 2023, the parties filed a joint motion for an additional extension.

Porgera Special Mining Lease
On March 31, 2023, the State of PNG, BNL and New Porgera Limited, the new Porgera joint venture company, entered into the New Porgera Progress Agreement, which confirmed that all parties are committed to reopening the mine in line with the terms of the Commencement Agreement and the Shareholders’ Agreement, both of which were concluded in 2022.

BARRICK SECOND QUARTER 2023	98	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
On June 13, 2023, in accordance with the Commencement Agreement, New Porgera Limited lodged an application with the Mineral Resources Authority for a new SML. The application is now subject to a review process under the PNG Mining Act. The parties to the Commencement Agreement are continuing to progress the other conditions for the reopening of the mine.

Porgera Tax Audits
On June 20, 2023, the Internal Revenue Commission, the Commissioner General, Barrick and BNL entered into a settlement agreement to resolve the tax dispute. The resolution of this tax dispute satisfies one of the conditions to the reopening of the Porgera mine under the Commencement Agreement, and has allowed the parties to work toward the reopening of the mine by the end of 2023.

North Mara - Ontario Litigation
In May 2023, Barrick filed a motion to dismiss or permanently stay the Ontario action on the grounds that the Ontario Superior Court of Justice lacks jurisdiction and that Tanzania is a more appropriate forum in which to litigate this matter. The hearing of the motion has been scheduled for October 2024.

Kibali Customs Dispute
The Company is continuing to engage in discussions with the Customs Authority and Ministry of Finance regarding the customs claims and in this regard on March 26, 2023, the parties agreed to settle one of the Customs Authority claims concerning historic export duties. Discussions to resolve the remaining customs claims are ongoing. A formal reassessment notice has not yet been issued by the Customs Authority with respect to these claims.

Zaldívar Water Claims
On April 6, 2023, the Environmental Court of Antofagasta agreed to stay the proceedings through May 6, 2023 to allow for further settlement discussions. The stay expired without a settlement agreement being reached. The Court held an evidentiary hearing during the week of July 24, 2023, and a site inspection is scheduled for August 16-17, 2023. Discussions regarding a potential settlement are nevertheless still ongoing, and the Court will hear closing arguments before issuing a decision in this matter.

BARRICK SECOND QUARTER 2023	99	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)